  As filed with the Securities and Exchange Commission on December 20, 1996
                                                      Registration No. 333-11135
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                           ---------------------------

                                AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                          ---------------------------

                            JONES EDUCATION COMPANY
            (Exact name of registrant as specified in its charter)

          Colorado                               8299                            84-1150623
(State or other jurisdiction of       (Primary Standard Industrial            (I.R.S. Employer
incorporation or organization)        Classification Code Number)          Identification Number)

                           9697 East Mineral Avenue
                          Englewood, Colorado  80112
                                (303) 792-3111

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

               Elizabeth M. Steele, Vice President and Secretary
                           9697 East Mineral Avenue
                           Englewood, Colorado 80112
                                (303) 792-3111
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                          ---------------------------
                                  Copies to:

        Paul Hilton, Esq.                              Dan Busbee, Esq.
      J. Justyn Sirkin, Esq.                         Henry Exall IV, Esq.
    N. Anthony Jeffries, Esq.                     Locke Purnell Rain Harrell
    Davis, Graham & Stubbs LLP                   (A Professional Corporation)
370 Seventeenth Street, Suite 4700               2200 Ross Avenue, Suite 2200
      Denver, Colorado 80202                       Dallas, Texas 75201-6776
          (303) 892-9400                                (214) 740-8000
                          ---------------------------
         Approximate date of commencement of proposed sale to public:
As soon as practicable after the effective date of this Registration Statement.
                          ---------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.[_]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering.[_]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.[_]
                          ---------------------------
    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                SUBJECT TO COMPLETION, DATED DECEMBER 20, 1996

                                6,900,000 Shares

                             JONES EDUCATION COMPANY

                              Class A Common Stock

         Of the 6,900,000 shares of Class A Common Stock offered hereby (the "Offering"), 5,800,000 shares are being sold by Jones Education Company (the "Company"), and 1,100,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

         Holders of Class A Common Stock are entitled to 1/10th of a vote per share and holders of Class B Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Both classes vote together as a single class on all matters except that as long as the Class A Common Stock constitutes more than 10% of the outstanding shares of Common Stock, the holders of Class A Common Stock, voting separately as a class, are entitled to elect approximately 25% of the Company's directors, with the remainder of the directors being elected by the holders of Class B Common Stock, voting separately as a class. See "Description of Capital Stock." Immediately following the Offering and on a fully-diluted basis (assuming no exercise of the Underwriters' over-allotment option), Glenn R. Jones, the beneficial owner of all of the Class B Common Stock, will have approximately 69% of the combined voting power of the Company's total outstanding common stock. See "Principal and Selling Shareholders" and "Risk Factors - Voting Rights; Control by Principal Shareholder."

         Prior to this Offering, there has been no public market for the Class A Common Stock of the Company. It is anticipated that the initial public offering price of the Class A Common Stock will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Class A Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "JECO."

         See "Risk Factors" commencing on Page 9 for a discussion of certain factors that should be considered by prospective purchasers of the Class A Common Stock offered hereby.

                           ---------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                     Proceeds
                   Price to       Underwriting      Proceeds to     to Selling
                   Public         Discount (1)      Company (2)    Shareholders
---------------- ---------------------------------------------------------------
Per Share.......      $                $                 $               $
Total (3).......    $                $                 $               $
================ ===============================================================
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters, including the Company's agreement to grant a warrant to purchase shares of the Class A Common Stock to M. Kane & Company, Inc. in consideration of certain financial advisory services provided to the Company.

(2) Before deducting expenses payable by the Company estimated at $2,650,000, which expenses include amounts payable to M. Kane & Company, Inc. in consideration of certain financial advisory services provided to the Company. See "Underwriting."
(3) The Company and the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 1,035,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $ , the Underwriting Discount will total $ , the Proceeds to Company will total $ and the Proceeds to Selling Shareholders will total $ . See "Principal and Selling Shareholders" and "Underwriting." The shares of Class A Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about , 1996.

                           ---------------------------
MONTGOMERY SECURITIES
                            PIPER JAFFRAY INC.

                                                 M. KANE & COMPANY, INC.

[The graphics presented on this page contain the statement "To make self-empowering knowledge and education available to adults anytime, and anywhere by integrating a network of communication technologies." This statement is placed in the middle of the page over pictures of a television set, a computer screen displaying an Internet browser, a satellite dish and a personal computer. The statement is surrounded by the Company's trademarks and pictures relating to the Company's business, products, services and markets.]




                                     [ART]




         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless the context requires otherwise, references to the Company herein include Jones Education Company and its subsidiaries and references to Common Stock herein refer collectively to the Class A Common Stock and Class B Common Stock. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' overallotment option has not been exercised and reflects a 285-for-one stock split of the Class A Common Stock and Class B Common Stock to be effected immediately prior to the consummation of the Offering. Investors should consider carefully the information set forth under the heading "Risk Factors."

                                  The Company

         The Company offers a variety of integrated educational programming, products and services through multiple distribution channels designed to serve a continuum of adult learning needs. Targeting adults who want everything from practical information to formal education, the Company offers a myriad of products and services. For adults who seek information that is of practical use in their day-to-day lives, the Company licenses, develops and produces knowledge-enhancing programs and distributes these programs primarily on its television networks, JEC Knowledge TV and Jones Computer Network. For those who desire more in-depth information or formal education, i.e., certification or post-secondary degrees, the Company works in conjunction with select universities and colleges to offer degree and certificate courses through multiple media including videotapes, television and print, in addition to the Internet and other interactive media. As a complement to the programs and degrees offered, the Company also offers a broad selection of educational video and software products.

         The Company's programming, products and services concentrate primarily on four high-demand subject areas: (i) computers and technology, (ii) business, careers and finance, (iii) health and wellness and (iv) global culture and languages. By integrating and cross-promoting its networks, degree and certificate programs and educational products, the Company encourages its customers to experience a continuum of learning and, while so doing, utilize any combination of the Company's products and services.

         The Company's television networks generate revenue through license fees paid by program distributors and through the sale of advertising time. The networks' programming is intended to reach an audience that has demographics attractive to advertisers and that is receptive to the Company's education products and services. The Company's distance learning operations generate revenue from tuition fees, student fees and the sale of education-oriented products, particularly training videos and programs. In 1995 and the first nine months of 1996, network revenue and education products and services revenue accounted for 77% and 79%, and 23% and 21%, respectively, of the Company's total revenue. Historically, advertising revenue has accounted for a significant portion of the Company's network revenue. For the first nine months of 1996, advertising revenue accounted for approximately 54% of the Company's network revenue, or 43% of its total revenue. The Company believes that its distance education business is differentiated from others because it is highly integrated and it derives revenue from multiple sources.

         The Company's network programs are designed to provide adults with practical information that can be applied immediately in their personal and professional lives and are distributed on the

Company's two 24- hours a day, satellite-delivered networks, JEC Knowledge TV and Jones Computer Network. JEC Knowledge TV, launched in 1987, features programs in each of the Company's four high-demand subject areas and is currently available to approximately 24.5 million households in the United States. Jones Computer Network, launched in 1994, offers programming focused primarily on computers and technology and is currently available to approximately 1.2 million households in the United States.

         The Company's degree and certificate courses target adults who desire in-depth, post-secondary education, but who are constrained by the time and location inconveniences associated with enrollment in programs using the traditional educational model. Working in conjunction with universities and colleges, the Company offers distance education degree and certificate courses that are delivered directly to adults through multiple forms of media, including videotape, television, print materials, the Internet and other interactive multimedia. The Company currently offers 170 course selections and 17 degree and certificate programs through 11 accredited universities and colleges, including The George Washington University, Regis University, California State University at Dominguez Hills and the University of Colorado-Colorado Springs, as well as through International University, an affiliate of the Company currently in the accreditation process. The Company seeks to distinguish its distance education programs from those of others by offering students: (i) a variety of accredited universities and colleges from which they can choose to earn a degree or certificate, (ii) a greater selection of degree and certificate programs, (iii) greater flexibility in the scheduling and delivery methods for its courses and
(iv) increased frequency in the delivery of its courses. The Company also provides a range of support services for its distance education degree and certificate courses through its education services center, JEC College Connection, and offers a broad selection of educational videotapes, audiotapes, books, compact disks and other learning tools through its JEC Knowledge
Store.

         The Company believes that rapidly evolving changes in society, the workplace and technology may lead adults to seek new educational opportunities offered in a more convenient fashion than traditional site- based education programs. The Company believes that the market for educational and informational programming, of which the Company's programming comprises a segment, is growing. The Company further believes that advertisers and programming distributors have responded positively to the popularity of such programming. Based on recent industry data, advertisers spent approximately $780 million, net of agency commissions, in 1995 on 10 networks airing information-based programming, representing an increase of approximately 144% from such advertising expenditures in 1990. In addition, industry data indicates that license fees paid by cable operators to these networks were approximately $600 million in 1995. The Company believes that its programming is more education-oriented than these information-based networks and therefore appeals to a smaller audience than, and may not be as attractive to advertisers and programming distributors as, information-based networks. See "Business - The Market for Adult Education Programming and Credit Courses." In addition, the Company believes a substantial number of adults are seeking more in-depth education through formal credit and degree courses. In 1993, the most recent year for which information is available, the U.S Department of Education estimated that adults over 24 years of age comprised approximately 6.3 million, or 44%, of the 14.3 million students enrolled in higher education programs. The Company believes that it is positioned to compete effectively in these markets due to its unique combination of experience, resources, depth of course offerings, breadth of delivery modes and integrated sales and marketing capabilities. There can be no assurance, however, that the Company's advertising or license fee revenue or educational products and services revenue will grow in the future.

         The Company seeks to strengthen and expand its position as a provider of knowledge-enhancing programming and distance education products and services to adults. The Company's strategy is: (i) to expand the distribution of its networks, (ii) to license, develop and produce high quality programming for both its networks and degree and certificate courses, (iii) to increase its marketing and promotion activities, (iv) to increase its student enrollments, (v) to develop corporate relationships (vi) to expand further into international markets and (vii) to pursue strategic investments, acquisitions and joint ventures. By pursuing these strategies, the Company hopes to expand its subscriber base, make its networks more attractive to both viewers and advertisers, increase the brand awareness and usage of both its networks and its distance education programs and expand further into international markets.

         The Company was incorporated as a Colorado corporation in 1990 and is the successor to certain affiliated entities that previously conducted certain of its businesses. The Company's corporate offices are located at 9697 East Mineral Avenue, Englewood, Colorado 80112, and its telephone number is (303) 792-3111.

                                 The Offering
Class A Common Stock offered by:
    The Company...........................................   5,800,000 shares
    The Selling Shareholders..............................   1,100,000 shares
            Total.........................................   6,900,000 shares
                                                             =========
Common Stock to be outstanding after the Offering:

    Class A Common Stock..................................   9,492,175 shares
    Class B Common Stock..................................   2,089,620 shares
                                                             ---------
        Total.............................................  11,581,795 shares(1)
                                                            ==========

Use of proceeds...........................................  The Company currently intends to use the net proceeds from the Offering as follows:
                                                            (i) approximately $32.0 million to increase
                                                            marketing activities relating to the Company's
                                                            networks and its education products and services
                                                            through 1998; (ii) approximately $41.0 million to
                                                            license, develop and produce additional
                                                            programming for its networks and its degree and
                                                            certificate course offerings through 1998; and
                                                            (iii) approximately $1.4 million to repay a long-
                                                            term advance from Jones International, Ltd. ("Jones
                                                            International").  The Company intends to use the
                                                            remaining $3.9 million for working capital and
                                                            general corporate purposes, including potential
                                                            strategic investments, acquisitions or joint ventures.
                                                            The Company believes that the proceeds of this
                                                            Offering, together with its revenues from
                                                            operations, will be sufficient to pursue these plans.
                                                            The Company may reallocate the amount of
                                                            proceeds used for marketing, programming and
                                                            strategic investments, acquisitions or joint ventures
                                                            in response to changes within the markets in which
                                                            it competes.  The Company will not receive any of
                                                            the proceeds from the sale of shares by the Selling
                                                            Shareholders.  See "Use of Proceeds."

Voting rights.............................................  Holders of Class A Common Stock are entitled to
                                                            1/10th of a vote per share and holders of Class B
                                                            Common Stock are entitled to one vote per share on
                                                            all matters submitted to a vote of shareholders.
                                                            Both classes vote together as a single class on all
                                                            matters not requiring a class vote.  As long as the
                                                            Class A Common Stock constitutes more than 10%
                                                            of the outstanding shares of Common Stock, the
                                                            holders of Class A Common Stock, voting
                                                            separately as a

                                                            class, are entitled to elect approximately 25% of the
                                                            Company's directors, with the remainder of the directors
                                                            being elected by the holders of Class B Common Stock,
                                                            voting separately as a class. The shares of Class B Common
                                                            Stock are not convertible into shares of Class A Common Stock.
                                                            See "Description of Capital Stock." Immediately following the
                                                            Offering and on a fully-diluted basis, Glenn R. Jones, the beneficial owner of all of the outstanding shares of the
                                                            Class B Common Stock, will have approximately 69% of the
                                                            combined voting power of the Company's outstanding Common
                                                            Stock. See "Principal and Selling Shareholders" and
                                                            "Risk Factors - Voting Rights; Control by Principal Shareholder."

Nasdaq National Market symbol.............................  JECO

--------------------------

(1) Excludes: (i) 1,100,000 shares of Class A Common Stock reserved for issuance pursuant to the Company's Stock Option Plan, 381,500 of which were subject to outstanding options as of December 19, 1996, and (ii) 28,750 shares (33,063 shares if the Underwriters' over-allotment option is exercised in full) of Class A Common Stock issuable under a warrant the Company has agreed to grant to M. Kane & Company, Inc. with an exercise price equal to 120% of the initial public offering price. See
      "Management - Stock Option Plan" and "Underwriting."

                      Summary Consolidated Financial Data
       (In thousands, except per share and student and enrollment data)

                                                                                                    Nine Months Ended
                                                             Year Ended December 31,                  September 30,
                                                       --------------------------------------       -------------------
                                                         1993           1994           1995           1995         1996
                                                       --------       --------       --------       --------     ------
Statement of Operations Data:

  Revenues......................................        $  6,073     $    9,973       $  15,911     $ 11,311     $ 15,594
  Operating loss................................        (10,060)       (10,232)        (12,308)     (10,501)      (4,150)
  Loss before income tax benefit and minority
    interests...................................        (10,136)       (12,830)        (13,365)     (11,378)      (4,315)
  Net loss......................................         (9,728)       (11,029)        (13,365)     (11,378)      (3,889)
  Net loss per common share ....................          (2.50)         (2.82)          (2.55)       (2.09)       (0.68)
  Weighted average number of common shares
    outstanding.................................           3,891          3,909           5,239        5,443        5,702
Other Data:
  Number of network households(1)...............          25,552         25,558          25,720       25,800       25,607
  Number of paying network households(2)........           6,800          8,200          11,500       11,400       11,900
  Number of enrollments(3)......................           1,974          2,544           4,662        4,456        4,918
  Number of students(4).........................           1,131          1,654           1,901        1,635        1,838

                                                                                           September 30, 1996
                                                                                  -----------------------------------
                                                                                      Actual           As Adjusted(5)
                                                                                  -------------     -----------------
Balance Sheet Data:
  Working capital..........................................................             $ 3,631               $80,550
  Total assets.............................................................              11,010                87,929
  Long term debt...........................................................               1,400                     -
  Total shareholders' equity ..............................................               4,422                82,741

-----------------------
(1) Represents the number of television households that receive the Company's networks via cable or through C-band satellite receivers.
(2) Represents the number of television households that receive the Company's networks for which a monthly subscriber fee is paid to the Company by cable television system operators or other video distributors.
(3) Represents the cumulative number of students in all credit bearing courses offered through the Company during the period (for example, a single student enrolled in three courses during the period would be counted as three enrollments).
(4) Represents the number of individual students enrolled in one or more credit bearing courses offered through the Company during the period.
(5)    Adjusted to give effect to the sale of 5,800,000 shares of Class A
       Common Stock offered by the Company hereby, at an assumed offering price of $15.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

         An investment in the shares of Class A Common Stock offered hereby involves a high degree of risk. Prospective purchasers of the Class A Common Stock should consider carefully the information set forth below, as well as the other information in this Prospectus, in determining whether to purchase shares of the Class A Common Stock offered hereby. In addition, certain information included in this Prospectus is forward-looking. Such forward-looking information involves significant risks and uncertainties that could cause actual future results to differ significantly from those expressed in any forward-looking statements made by, or on behalf of, the Company. These risks and uncertainties include but are not limited to those discussed below.

History of Operating and Net Losses; Expected Future Losses

         The Company has sustained operating and net losses throughout its history, including operating losses of $10.0 million, $10.2 million, $12.3 million and $4.1 million and net losses of $9.7 million, $11.0 million, $13.4 million and $3.9 million for the years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996, respectively. These losses have resulted in accumulated deficits of $20.1 million, $31.1 million, $44.5 million and $36.7 million for the years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996, respectively. The Company also anticipates incurring increased costs and substantially higher operating losses and net losses through at least 1998. The Company expects to continue to recognize substantial operating and net losses for the foreseeable future and there can be no assurance that the Company will ever generate operating or net income. In addition, the Company has not generated sufficient cash from operations and has relied on advances and investments from current shareholders to fund its operations. These shareholders are under no obligation to provide, nor does the Company expect such shareholders to provide, additional financial assistance to the Company subsequent to the consummation of this Offering. The Company intends to fund its future operating losses resulting from its increased marketing and programming expenditures with a portion of the proceeds of this Offering. Although the Company believes that the proceeds of this Offering will be sufficient to satisfy the Company's working capital and cash flow needs through 1998, there can be no assurance that the Company will be able to meet its longer term capital requirements. See "- Risk of Inability to Obtain Additional Financing," "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Inability to Sustain or Manage Growth

         The Company's revenue has grown substantially in recent years primarily as a result of increased advertising and licensing revenue generated by its two networks, JEC Knowledge TV and Jones Computer Network. The Company intends to pursue an aggressive expansion strategy for the foreseeable future, but there can be no assurance that the Company will successfully achieve its growth objectives. The Company's ability to maintain its growth will depend on a number of factors, many of which are beyond the Company's control, including maintaining and expanding distribution of JEC Knowledge TV and Jones Computer Network, both through multiple system operators of cable television systems ("MSOs"), as well as through alternative distribution systems such as direct broadcast satellite services ("DBS"), wireless video services ("MMDS") and video distribution systems being established by various telecommunications companies; developing and licensing additional programming for the Company's networks that is consistent with viewer preferences; attracting additional advertisers that are willing to pay competitive rates; developing additional course offerings for, and increasing student enrollment in, its degree and certificate programs; and penetrating and developing existing and new markets for its television programming and degree and certificate courses. In addition, the Company is subject to a variety of business risks generally associated with growing companies. Future growth and expansion could place significant strain on the Company's management personnel, some of whom also serve as officers of affiliates of the Company, and likely will require the Company to recruit additional management personnel. As part of its business strategy, the Company will consider making strategic investments or acquisitions or entering into joint ventures. The success of this strategy depends not only upon the Company's ability to identify and acquire suitable businesses or joint venture partners, but also upon its ability to integrate acquired businesses or joint venture operations into its organization effectively and to retain and motivate key personnel of acquired businesses or joint venture operations. In addition, the Company may face competition from other companies for acquisition candidates or joint venture partners. There can be no assurance that the Company will be able to manage its expanding operations effectively, that it will be able to maintain or accelerate its growth or that such growth, if achieved, will result in profitable operations, that it will be able to attract and retain sufficient management personnel necessary for continued growth, or that it will be able to successfully make strategic investments or acquisitions or enter into joint ventures. The failure to accomplish any of the foregoing could have a material adverse effect on the Company. See "Business - Growth Strategy" and "-Dependence upon Key Personnel."

Risks Associated with Distribution of Programming; Termination of Affiliation Agreements

         The Company's business is dependent upon the distribution of its programming through MSOs, other video programmers and other media distributors. In terms of cable distribution, the Company's programming competes for a limited number of available cable channels with a large number of well-established programmers supplying a variety of alternative programming, including education, news, public affairs, entertainment and sports programming. In addition, channel space is controlled by MSOs, some of which are affiliated with competing program providers. See "- Competition." While the Company has entered into affiliation agreements with five of the ten largest MSOs in the United States, as well as a number of smaller MSOs, these agreements generally do not guarantee the distribution of the Company's networks if local cable operators are unable or unwilling to carry the Company's programming. In addition, affiliation agreements accounting for approximately 35% of the Company's licensing revenue for 1995 are terminable upon 30 days notice and affiliation agreements accounting for approximately 2% and 19% of the Company's licensing revenue for 1995 are scheduled to expire in fiscal 1997 and 1998, respectively. The termination or non-renewal of certain of the Company's affiliation agreements or the termination of carriage of the Company's networks by a significant number of cable systems would have a material adverse effect on the Company's business, results of operations and liquidity. In addition, the Company's expansion plans are dependent, in part, on the ability of the Company to enter into affiliation agreements with additional MSOs and other video programming distributors, to renew existing affiliation agreements with current MSOs when such agreements expire and to persuade additional local cable operators to carry the Company's programming. There can be no assurance that the Company will be able to successfully negotiate affiliation agreements with any current or new MSO or other video programming distributor or secure additional distribution from or maintain current distribution with local cable operators. See "- Competition" and "Business - Growth Strategy," and "- Distribution."

Dependence on Advertising Revenue

         The Company historically has derived substantial revenue from the sale of airtime on its networks for long-form advertisements (infomercials) and, to a lesser extent, short-form advertisements (spot ads). For the first nine months of 1996, advertising revenue comprised 54% of the Company's network revenue, or 43% of its total revenue. The Company's ability to increase its advertising revenue is dependent, in part, on its ability to attract additional advertisers that are willing to pay competitive rates for airtime. The Company's ability to attract such additional advertisers is dependent upon its ability to demonstrate that its networks are able to deliver the type and quantity of television viewers that such advertisers seek which in turn is dependent upon a number of factors, including, among others, the Company's ability: (i) to expand the distribution of its networks, (ii) to maintain or increase the number of hours of network programming on the cable systems on which the Company's networks are carried only part-time, (iii) to license, develop and produce additional high quality, distinctive programming that will attract additional viewers and (iv) to increase awareness of its networks and measure the type and quantity of television viewers tuned to its networks. The sale of additional advertising on the Company's networks is also dependent on certain factors that are beyond the Company's control, including, among others, the amount of funds that advertisers dedicate to television advertising and, in particular, to networks such as JEC Knowledge TV and Jones Computer Network, the number of advertisers who seek audiences within the demographic group to which the Company's networks deliver programming and fluctuations affecting the advertising industry resulting from general economic trends. There can be no assurance that the Company will be able to maintain its existing advertisers or attract additional advertisers in the future. See "Business - Advertising."

Competition for Viewers and Students; Market Acceptance

         The Company's networks compete for viewers with various cable and broadcast television programmers supplying a variety of enrichment programming, including, among others, the Discovery Channel, Arts & Entertainment, the History Channel, The Learning Channel, CNBC, CNN, MSNBC, Fox News Channel, Home and Garden TV and the Public Broadcasting Service. Many of these programmers have substantially greater financial and other resources than the Company. Moreover, the Company expects to encounter additional competition for viewers as technological advances, such as the deployment of digital compression technology, the deployment of fiber optic cable and the "multiplexing" of cable services, allow cable systems to greatly expand their channel capacity and, as a result, their ability to add new networks. Historically, demand for educational programming has not had wide appeal with television audiences and high quality programming with a substantial educational content has not been widely available. The Company's ability to compete effectively for viewers is dependent upon, among other factors, its ability to assess consumer preferences accurately and to develop and license programming that is attractive to television viewers.

         With respect to distance education, the Company competes with universities and colleges, including those that deliver education and training products to distant locations, and independent education and training companies that package and distribute programs through various media, including, among others, the University of Phoenix and Westcott Communications, Inc. In addition, the Company believes that a number of other virtual universities are being planned or developed that will compete with the Company in the near future. While the Company believes that its integrated approach of offering a variety of products and services through a combination of technologies is distinctive and that the convenience of home and desktop delivery will be preferred, there can be no assurance that adults will find the Company's approach preferable to the approach of its competitors or that the Company will be able to compete successfully in the future.

         In addition, the Company's success in developing additional quality educational programming and expanding its audience will depend on its ability to provide programming that anticipates and responds to the needs and preferences of adults. There can be no assurance that the Company will be able to license or develop additional educational programming that will be accepted by its targeted markets. See "Business Competition."

Risks Associated with the Distance Education Market

         The market for adult education traditionally has been served through site-based, live instruction. Although distance education programs have been available for many years, such programs have low awareness among consumers and currently account for only a small portion of the overall adult education market. The Company derived approximately 23% of its revenues in 1995 from the sale of education products and services. There can be no assurance, however, that the demand for adult distance education will continue at its current level or increase or that the Company will be able to maintain or increase its current market share. In addition, the Company relies on its relationships with select colleges and universities to offer many of its education products and services. There can be no assurance that the Company will be able to maintain these relationships or enter into new relationships. See "Business - Education Products and Services."

Voting Rights; Control by Principal Shareholder

         Holders of Class A Common Stock have limited voting rights. Holders of Class A Common Stock are entitled to 1/10th of a vote per share, and holders of Class B Common Stock are entitled to one vote per share, on all matters submitted to a vote of shareholders. As long as the Class A Common Stock constitutes more than 10% of the issued and outstanding shares of Common Stock, the holders of Class A Common Stock, voting separately as a class, are entitled to elect approximately 25% of the Company's directors, with the remainder of the directors being elected by the holders of Class B Common Stock, voting separately as a class. The shares of Class B Common Stock are not convertible into shares of Class A Common Stock. See "Description of Capital Stock." Thus, the holders of the Class B Common Stock will have the power to control all matters requiring shareholder approval. Following the completion of this Offering, Glenn R. Jones will directly and indirectly possess 100% of the voting power of the outstanding Class B Common Stock and 75.5% of the total voting power of the Company's outstanding Class A Common Stock and Class B Common Stock combined. See "Certain Relationships and Related Transactions," "Principal and Selling Shareholders" and "Description of Capital Stock."

Anti-Takeover Effects; Potential Unfavorable Treatment in Takeover

         The voting control by the holders of the Class B Common Stock and certain provisions of the Company's articles of incorporation may be deemed to have certain anti-takeover effects. This voting control may have the effect of delaying, deferring or preventing a change of control of the Company, including any business combination with an unaffiliated party, impeding the ability of the shareholders to replace management even if factors warrant such a change and affecting the price that investors might be willing to pay in the future for shares of the Company's Class A Common Stock. Under the Company's articles of incorporation, a majority of the directors then in office, though less than a quorum, or the sole remaining director, will be empowered to fill any vacancy on the Board of

Directors. A two-thirds vote of the Common Stock will be required to alter, amend or repeal the foregoing provisions. This provision for filling vacancies on the Board of Directors may discourage a third party from attempting to gain control of the Company and may maintain the incumbency of the Board of Directors. In addition, the holders of the Class B Common Stock may also arrange or approve an acquisition of voting control of the Company that is more favorable to them than to the holders of the Class A Common Stock or that does not involve the holders of Class A Common Stock at all. See "Principal and Selling Shareholders" and "Description of Capital Stock."

Conflicts of Interest; Transactions with and Reliance on Affiliates

         The Company has engaged in and expects to continue to engage in numerous transactions with affiliates. These transactions relate to loans to the Company, guarantees on behalf of the Company, affiliation agreements related to the sale of the Company's programming, lease agreements and service agreements related to certain technical, computer and administrative services provided to the Company. In 1995, $2.7 million, or 17%, of the Company's total revenues and $5.6 million, or 20%, of its total expenses involved related party transactions. Because certain officers and directors of the Company are also officers and directors of such affiliates, the terms of any distribution, programming, production, lease or other agreement between the Company and such affiliates will not be the result of arm's-length negotiations. The Board of Directors has not established any policies regarding related transactions or potential conflicts of interest that may arise in the future between the Company and its affiliates, and there can be no assurance that the terms of any such transactions will be as favorable as the Company could obtain from unaffiliated parties. See "- Dependence upon Key Personnel" and "Certain Relationships and Related Transactions."

Fluctuations in Operating Results; Seasonality

         The Company has experienced fluctuations in its quarterly operating results, and it expects such fluctuations to continue in the future. Certain of the Company's operating expenses, including expenses for: (i) program licensing, development and production, (ii) program distribution and delivery and (iii) education products and services, are incurred based on the Company's expectations regarding future demand and market conditions. There can be no assurance that future expenditures will generate advertising, licensing or education products and services revenue. The Company may also be unable to adjust its expenditures in a timely manner to compensate for any unexpected revenue shortfall. In addition, a significant change in the level of distribution of the Company's programming or changes in license fees or advertising revenue may also affect the Company's earnings comparisons. Any significant revenue shortfall would have a material adverse effect on the Company's results of operations. In addition, the Company's operating results may fluctuate based on other factors, including, among other factors, competitive forces within the current and anticipated future markets served by the Company and general economic conditions. The Company's revenue has also varied significantly from quarter to quarter due to seasonal factors. The Company generally has greater advertising and student enrollment revenue in the first and fourth quarters. Fluctuations in operating results could result in volatility in the price of the Class A Common Stock and could have a material adverse effect on the Company's liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Seasonality and Quarterly Fluctuations."

Risks of Inability to Obtain Additional Financing

         Expansion of the Company's business through the licensing, development, production, marketing and distribution of its programming and education products and services, as well as through increasing brand recognition of the Company's networks, will require significant expenditures. The Company expects that the net proceeds from this Offering will be adequate to meet the Company's requirements for working capital and liquidity needs through 1998. Thereafter, the Company may be required to seek additional equity or debt financing to pursue future growth opportunities or to address its liquidity or other needs. The Company does not currently have an external credit facility and there can be no assurance that it will be able to secure such a facility or any additional financings on acceptable terms, if at all. In addition, further equity financing could have a dilutive effect on the Company's then existing shareholders. If the Company is unable to obtain additional financing on acceptable terms in the future, its operations and financial condition would be adversely affected. Although most of the Company's historical capital needs have been met by advances from and investments made by current shareholders, such shareholders are under no obligation to provide, nor does the Company expect such shareholders to provide, additional financial assistance to the Company subsequent to the consummation of this Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Certain Relationships and Related Transactions."

Risks Associated with International Expansion

         The Company is seeking to develop international operations through various arrangements with international cable, broadcast and other media distributors. The purpose of this expansion effort is to increase revenue from the licensing of programming to the international syndication market and from student enrollments outside the United States. The Company's international operations are subject to certain inherent risks, including varying political and economic conditions, currency fluctuations, regulation and uncertainties in such regulation, trade barriers, staffing problems and adverse tax consequences. Additionally, foreign regulatory requirements may prevent or limit the Company's ability to distribute programming in certain international markets. There can be no assurance that such factors will not have a material adverse effect on the Company's plans for international expansion or growth in the future or that the Company will be successful in expanding its international operations. See "Business - Growth Strategy."

Dependence upon Key Personnel

         The Company's success is dependent upon the efforts of its key personnel, particularly the Company's Chairman of the Board and Chief Executive Officer, Glenn R. Jones, and its President, Wallace W. Griffin. Subsequent to this Offering, Mr. Griffin will devote substantially all of his time to the Company's business. Mr. Jones will devote, on an average annual basis, approximately 33% of his time to the Company's business and will continue to devote a substantial amount of his time to the business activities of the Company's affiliates. Loss of the services of one or more of the Company's key personnel may adversely affect its business. The Company does not have employment agreements with, and does not carry key man life insurance on, any of its employees. See "Management."

Litigation

         On June 4, 1996, an action entitled Space Vision, Inc., Meridian Gate Holdings, Ltd. and Higher Education Group, Inc. v. Jones International, Ltd., Jones Education Company and Mind Extension University, Inc., Civil Action No. 96-CV-2644, was filed against the Company in the District Court for the City and County of Denver, Colorado. The plaintiffs allege that the defendants failed to perform their obligations under agreements to provide a certain number of hours of JEC

Knowledge TV programming for distribution in Taiwan, and to comply with other provisions of the agreements relating to content of programming supplied and subtitling of programming. The plaintiffs have alleged misrepresentation and concealment, breach of contract and bad faith by all defendants. No dollar amount of damages has been alleged, but plaintiffs seek to recover both compensatory and punitive damages, including lost profits. The Company has motions pending to dismiss the fraud and bad-faith claims and intends to defend this action vigorously. See "Business - Litigation."

Intellectual Property

         The Company regards its original network programming as proprietary and relies primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. If substantial unauthorized use of the Company's products were to occur, the Company's business and results of operations could be negatively affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar courses, program content and distribution methods. Additionally, there can be no assurance that third parties will not claim that the Company's current or future programming or courseware infringes on the proprietary rights of others. A rights infringement determination claim against the Company could have a material adverse effect on the Company. See "Business - Intellectual Property."

Government Regulation

         Certain states assert authority to regulate non-degree granting education providers if such provider's educational programs are available to such state's residents. Based upon its review of applicable laws, the Company believes that it is exempt from such regulation because the Company's courses are offered through independent universities and colleges that pay the Company a fee for its services and the Company does not participate in any federal or state student aid or loan programs. However, in the future, state laws and regulations could limit the ability of the Company to distribute educational services in certain states. If, in the future, the Company were required to comply with, or were found to be in violation of, a state's current or future licensing or regulatory requirements, it could be subject to civil or criminal sanctions, including monetary penalties, and could be barred from providing educational services in that state. In addition, there may be foreign regulatory requirements that must be met in order to provide programming in the international markets and there can be no assurance that such requirements can be met. See "Business - Regulation."

Transponder Arrangements

         There are a limited number of domestic communications satellites available for the transmission of cable television programming to cable system operators. The availability of satellite transponders in the future is dependent on a number of factors over which the Company has no control. These factors include, primarily, the limited availability of desirable orbital slots for commercial communications satellites, the successful launches of additional commercial communications satellites by third parties, and competition and demand for transponder leases on existing and new satellites. If satellite transmission were interrupted or terminated due to the failure or unavailability of a transponder or for any other reason, such interruption or termination could have a material adverse effect on the Company.

Absence of Prior Public Market; Determination of Offering Price; Possible Volatility of Stock Price

         Prior to the Offering, there has been no public market for the Class A Common Stock and there can be no assurance that an active public market will develop or continue after the Offering. The initial public offering price of the Class A Common Stock was determined through negotiations between the Company and representatives of the Underwriters and there can be no assurance that the Class A Common Stock will not trade at a price less than the offering price. See "Underwriting." The market price of the Class A Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. See "- Fluctuations in Operating Results; Seasonality" and "- Shares Eligible for Future Sale." In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Class A Common Stock.

Shares Eligible for Future Sale

         The market price for the Class A Common Stock could be adversely affected by the availability of shares of Class A Common Stock for sale or actual sales of substantial amounts of Class A Common Stock by existing or future shareholders. Upon completion of the Offering, the 6,900,000 shares of Class A Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company. The remaining 2,592,175 shares of Class A Common Stock will be "restricted securities" within the meaning of Rule 144 under the Securities Act ("Rule 144") and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. The holders of 1,676,470 shares of Class A Common Stock possess registration rights with respect to such shares. The Company and its current shareholders, directors and executive officers have agreed that for a period of 180 days from the date of this prospectus, that they will not publicly offer, sell, contract to sell or otherwise publicly dispose of any shares of Class A Common Stock without the prior written consent of Montgomery Securities. Following the expiration of such lock-up agreements, 2,592,175 shares of Class A Common Stock will become available for resale in the public market, subject to the volume limitations, holding period and other restrictions of Rule 144. Additionally, as of December 19, 1996, 1,100,000 shares of Class A Common Stock have been reserved for issuance under the Company's Stock Option Plan, 381,500 of which were subject to outstanding options as of that date. See "Management." The Company has also, in connection with this Offering, agreed to grant a warrant to M. Kane & Company, Inc. to purchase 28,750 shares (33,063 shares if the Underwriters' overallotment option is exercised in full) of the Class A Common Stock at an exercise price equal to 120% of the initial public offering price, together with certain registration rights relating to such shares. Future sales of shares of Class A Common Stock, or the perception that such sales could occur, could have an adverse effect on the market price of the Company's Class A Common Stock and the Company's ability to obtain additional equity financing. See "- Absence of Prior Public Market; Determination of Offering Price; Possible Volatility of Stock Price," "Shares Eligible for Future Sale," "Underwriting" and "Description of Capital Stock."

Immediate and Substantial Dilution; Absence of Payments of Cash Dividends

         Purchasers of the Class A Common Stock will experience immediate and substantial dilution of $7.81 (at an assumed offering price of $15.00 per share) in net tangible book value per share. Also, the Company has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the future. See "Dilution" and "Dividend Policy."

                                USE OF PROCEEDS

         The net proceeds to the Company from the sale of the 5,800,000 shares of Class A Common Stock being offered by the Company, assuming an initial offering price of $15.00 per share, are estimated to be approximately $78.3 million ($90.2 million if the Underwriters' overallotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

         The Company currently intends to use the net proceeds from the Offering as follows: (i) approximately $32.0 million to increase marketing activities relating to the Company's networks and its education products and services through 1998; (ii) approximately $41.0 million to license, develop and produce additional programming for its networks and its degree and certificate course offerings through 1998; and (iii) approximately $1.4 million to repay a long-term advance from Jones International, which has no maturity date and bears interest at the published prime rate plus 2% (which equaled approximately 10.25% as of September 30, 1996). See Note 4 of Notes to the Consolidated Financial Statements. Jones International is a principal shareholder of the Company. See "Principal and Selling Shareholders" and "Certain Relationships and Related Party Transactions." The Company intends to use the remaining $3.9 million for working capital and general corporate purposes, including potential strategic investments in, acquisitions of, or joint ventures with, businesses complementary to the Company's business, such as production companies, media development companies, and education and training product and service companies. The Company is not currently engaged in any negotiations concerning such investments, acquisitions or joint ventures. In the event that, in the future, the Company identifies an investment, acquisition or joint venture opportunity that is available on favorable terms, the Company may reallocate a portion of the proceeds to such investment or acquisition. In addition, the Company may reallocate the amount of proceeds used for marketing and programming efforts in response to the degree of success of the efforts or changes within the markets in which it competes. Pending such uses, the Company intends to invest the net proceeds from the Offering in investment-grade, short-term, interest-bearing securities. The Company will not receive any proceeds from the sale of the 1,100,000 shares of Class A Common Stock to be offered by the Selling Shareholders. See "Principal and Selling Shareholders."

                                DIVIDEND POLICY

         The Company has never declared or paid a cash dividend on its Common Stock. The Company intends to retain any earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends in the future will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations and capital requirements, terms of future credit or other agreements and such other factors as the Board of Directors deems relevant. Holders of Class A Common Stock and Class B Common Stock are entitled to share ratably in dividends (whether paid in cash, property or shares of the Company), if declared by the Board of Directors.

                                CAPITALIZATION

         The following table sets forth the actual capitalization of the Company at September 30, 1996 and as adjusted to reflect the sale of 5,800,000 shares of Class A Common Stock offered by the Company at the assumed initial offering price of $15.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                      September 30, 1996
                                                                              ---------------------------------------
                                                                                   Actual              As Adjusted
                                                                              -----------------     -----------------
                                                                                         (In thousands)

Long-term debt.........................................................            $   1,400(1)            $        -
Shareholders' equity:
    Class A Common Stock, $.01 par value; 100,000,000                                     37                       95
      shares authorized; 3,692,175 shares issued and
      outstanding actual; 9,492,175 shares issued and
      outstanding as adjusted(2).......................................

    Class B Common Stock, $.01 par value; 2,089,620 shares                                21                       21
      authorized; 2,089,620 shares issued and outstanding
      actual and as adjusted...........................................

Additional paid-in capital.............................................               41,111                  119,372

Accumulated deficit....................................................              (36,747)                 (36,747)
                                                                                    --------                ---------
    Total shareholders' equity.........................................                4,422                   82,741
                                                                                    --------                ---------
        Total capitalization...........................................            $   5,822               $   82,741
                                                                                    ========                =========

----------------------

(1) Long-term debt consists of advances from Jones International, which advances have no maturity date and bear interest at the published prime rate plus 2%. See Note 4 of Notes to the Consolidated Financial Statements and "Use of Proceeds."

(2) Excludes: (i) 1,100,000 shares of Class A Common Stock reserved for issuance under the Company's Stock Option Plan, 381,500 of which were subject to outstanding options as of December 19, 1996 and (ii) 28,750 shares (33,063 shares if the Underwriters' over-allotment option is exercised) of Class A Common Stock issuable under a warrant the Company has agreed to grant to M. Kane & Company, Inc. with an exercise price equal to 120% of the initial public offering price. See "Management - Stock Option Plan" and "Underwriting."

                                   DILUTION

         The net tangible book value of the Company as of September 30, 1996 was approximately $4.9 million, or $.85 per share of Common Stock. Net tangible book value per share represents the amount of tangible assets of the Company, less total liabilities, divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in net tangible book value after September 30, 1996, other than the sale by the Company of the 5,800,000 shares of Class A Common Stock offered hereby (at an assumed initial offering price of $15.00 per share and after deduction of underwriting discounts and commissions and estimated Offering expenses), the net tangible book value of the Company at September 30, 1996 would have been $83.2 million, or $7.19 per share of Common Stock. This represents an immediate increase in net tangible book value of $6.34 per share of Common Stock to existing shareholders and an immediate dilution of $7.81 per share to purchasers of Class A Common Stock. The following table illustrates the per share dilution to new investors.

         Assumed initial public offering price ........................................                  $15.00
             Net tangible book value as of September 30,1996...........................      $.85
             Increase in net tangible book value attributable to the Offering..........      6.34
                                                                                             ----
         Net tangible book value after the Offering....................................                    7.19
                                                                                                          -----
         Dilution to purchasers of Class A Common Stock................................                  $ 7.81
                                                                                                          =====

         The following table summarizes, on a pro forma basis as of September 30, 1996 (assuming the sale of 5,800,000 shares of Class A Common Stock by the Company at $15.00 per share), the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing shareholders and by the new investors purchasing shares of Class A Common Stock from the Company in this Offering (before deducting underwriting discounts and commissions and estimated Offering expenses):

                                               Shares Purchased(1)           Total Consideration         Average
                                             --------------------------   ------------------------        Price
                                               Number         Percent        Amount        Percent      Per Share
                                             -----------    -----------   -------------  -----------    ---------
Existing shareholders................          5,781,795       49.9%      $ 44,301,000      33.7%         $7.66
New investors........................          5,800,000       50.1%        87,000,000      66.3%        $15.00
                                               ---------       -----        ----------      -----
   Total.............................         11,581,795      100.0%      $131,301,000     100.0%
                                              ==========      ======      ============     ======

---------------------

(1) Assuming the sale by the Selling Shareholders of 1,100,000 shares of Class A Common Stock in this Offering, the number of shares of Common Stock held by the existing shareholders will be reduced to 4,681,795 shares, or 40.4% of the total number of shares of Common Stock outstanding after this Offering and new investors will hold 59.6% of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Shareholders."

         This preceding table does not include: (i) 1,100,000 shares of Class A Common Stock reserved for issuance under the Company's Stock Option Plan, 381,500 of which were subject to outstanding options as of December 19, 1996 and
(ii) 28,750 shares (33,063 shares if the Underwriters' over-allotment option is exercised) of Class A Common Stock issuable under a warrant the Company has agreed to grant to M. Kane & Company, Inc. with an exercise price equal to 120% of the initial public offering price. See "Management - Stock Option Plan" and "Underwriting."

                     SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data of the Company are qualified by reference to and should be read in conjunction with the Consolidated Financial Statements and Notes thereto and other financial data included elsewhere in this Prospectus. The statement of operations data set forth below for each of the three years in the period ended December 31, 1995 and the balance sheet data at December 31, 1994 and 1995, are derived from the Company's consolidated financial statements for those years which have been audited by Arthur Andersen LLP, independent accountants, whose report thereon is included elsewhere in this Prospectus. The statement of operations data for each of the two years in the period ended December 31, 1992 and the balance sheet data at December 31, 1991, 1992 and 1993 are derived from unaudited financial statements of the Company not included in this Prospectus. The statement of operations data for the nine months ended September 30, 1995 and 1996 and the balance sheet data at September 30, 1996 are derived from unaudited financial statements which, in the opinion of management, have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for such periods. These historical results are not necessarily indicative of the results to be expected in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                         Nine Months
                                                                                                            Ended
                                                        Year Ended December 31,                         September 30,
                                         ------------------------------------------------------   -----------------------
                                            1991       1992      1993       1994       1995           1995       1996
                                         ---------- ---------- --------- ---------- ----------    ----------- -----------
                                                  (In thousands, except per share and student and enrollment data)
Statement of Operations Data:
  Revenues:
    Advertising revenue...............     $     -  $     24    $   543    $ 3,423   $ 5,397         $ 3,396    $ 6,711
    Licensing revenue.................       1,926     2,362      3,051      3,948     6,790           5,142      5,671
    Education products and services...       2,367     1,624      2,479      2,602     3,724           2,773      3,212
                                          --------  --------   --------   --------  --------        --------   --------
      Total revenues..................       4,293     4,010      6,073      9,973    15,911          11,311     15,594
  Operating expenses:
    Network expenses..................       2,088     3,429      4,888      6,537    11,043           8,593      9,398
    Education products and services expenses 1,639     1,515      1,860      2,299     5,231           4,211      4,030
    Selling and marketing expenses....       2,047     2,790      4,379      5,322     5,618           4,289      2,832
    General and administrative expenses      2,379     3,477      5,006      6,047     6,327           4,719      3,483
                                          --------  --------   --------   --------  --------        --------   --------
      Total operating expenses........       8,153    11,211     16,133     20,205    28,219          21,812     19,743
                                          --------  --------   --------   --------  --------        --------   --------
  Operating loss......................      (3,860)   (7,201)   (10,060)   (10,232)  (12,308)        (10,501)    (4,149)
  Other income (expense), net.........       3,060      (788)       (76)    (2,598)   (1,057)           (877)      (165)
                                            ------   -------   --------   --------  --------        --------   --------
  Loss before income tax benefit and
    minority interests................        (800)   (7,989)   (10,136)   (12,830)  (13,365)        (11,378)    (4,314)
  Income tax benefit..................          76     1,330        408      1,801         -               -          -
  Minority interests..................           -         -          -          -         -               -        425
                                            ------   -------   --------   --------  --------        --------   --------
  Net loss............................      $ (724) $ (6,659)  $ (9,728)  $(11,029) $(13,365)       $(11,378)  $ (3,889)
                                            ======  ========   ========   ========  ========        ========   ========
  Net loss per common share...........      $(0.19)   $(1.71)    $(2.50)    $(2.82)   $(2.55)         $(2.09)    $(0.68)
  Weighted average number of common
    shares outstanding................       3,891     3,891      3,891      3,909     5,239           5,443      5,702

Other Data:
  Number of network households/(1)/...      22,015    22,015     25,552     25,558    25,720          25,800     25,607
  Number of paying network
  households/(2)/.....................         N/A     1,900      6,800      8,200    11,500          11,400     11,900
  Number of enrollments(3)............         588     1,362      1,974      2,544     4,662           4,456      4,918
  Number of students(4)...............         368       950      1,131      1,654     1,901           1,635      1,838

                                                                     December 31,                      September 30,
                                                 ---------------------------------------------------  ---------------
                                                   1991       1992       1993       1994       1995        1996
                                                  ------     ------     ------     ------     ------  ---------------
                                                                    (In thousands)
Balance Sheet Data:
  Working capital..............................   $    682   $  3,338   $  1,270    $21,164   $  7,788      $  3,631
  Total assets.................................      1,482      4,351      2,886     24,766     12,065        11,010
  Long-term debt...............................      5,843      5,140     13,063     26,693      6,769         1,400
  Total shareholders' equity (deficit).........     (4,640)    (1,224)   (10,877)    (3,831)      2,879         4,422

(1) Represents the number of television households that receive the Company's networks via cable or through C-band satellite receivers.
(2) Represents the number of television households that receive the Company's networks for which a monthly subscriber fee is paid to the Company by cable television system operators or other video distributors.

(3) Represents the cumulative number of students in all credit bearing courses offered through the Company during the period (for example, a single student enrolled in three courses during the period would be counted as three enrollments).
(4) Represents the number of individual students enrolled in one or more credit bearing courses offered through the Company during the period.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

         The following discussion of the results of operations and financial condition should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements. These forward-looking statements involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

Overview

         The Company offers a variety of integrated educational programming, products and services through multiple distribution channels designed to serve a continuum of adult learning needs. Targeting adults who want everything from practical information to formal education, the Company offers a myriad of products and services. For adults who seek information that is of practical use in their day-to-day lives, the Company licenses, develops and produces knowledge-enhancing programs and distributes these programs primarily on its television networks, JEC Knowledge TV and Jones Computer Network. For those who desire more in-depth information or formal education, i.e., certification or post-secondary degrees, the Company works in conjunction with select universities and colleges to offer degree and certificate courses through multiple media including videotapes, television and print, in addition to the Internet and other interactive media. As a complement to the programs and degrees offered, the Company also offers a broad selection of educational video and software products.

         The Company's programming, products and services concentrate primarily on four high-demand subject areas: (i) computers and technology, (ii) business, careers and finance, (iii) health and wellness and (iv) global culture and languages. By integrating and cross-promoting its networks, degree and certificate programs and educational products, the Company encourages its customers to experience a continuum of learning and, while so doing, utilize any combination of the Company's products and services.

         The Company's current shareholders are Glenn R. Jones, Jones International, Jones Intercable, Inc. ("Jones Intercable") and Bell Canada International BVI III Limited, a wholly-owned subsidiary of Bell Canada International Inc. ("BCI"). Following the completion of this Offering, Glenn R. Jones, Jones International, Jones Intercable and BCI will own approximately 3%, 25%, 8% and 5%, respectively, or 41% in the aggregate, of the total shares of outstanding Common Stock. Following the completion of the Offering, Mr. Jones will directly, and indirectly through Jones International and Jones Intercable, possess 75.5% of the total voting power of the Company's outstanding Common Stock. See "Risk Factors - Voting Rights; Control by Principal Shareholder" and "Principal and Selling Shareholders." The Company's principal subsidiaries include Mind Extension University, Inc., approximately 66% of which is owned by the Company, approximately 26% of which is owned by Jones Intercable and approximately 8% of which is owned by Mr. Jones directly. The Company owns 81% of its other subsidiaries including, among others, Jones Computer Network, with Mr. Jones owning the remaining 19% of such subsidiaries directly. The Company allocates income or loss to the minority shareholders in relation to their ownership interests in the subsidiaries. Any minority share of loss in excess of the minority interest in those subsidiaries is charged to the Company which occurs primarily when the capital contributions by the minority shareholders prove insufficient to fund operations and the Company is required to advance amounts to the subsidiaries. The Company, to the extent available, will recover these excess losses against any future income and/or equity contributions.

         The Company's revenue is derived primarily from: (i) its television networks, JEC Knowledge TV and Jones Computer Network and (ii) its education products and services. The Company's television networks generate revenue: (i) from the sale of advertising time on its networks, including both long-form advertising (infomercials) and short-form (spot) advertising and (ii) through licensing fees, which include subscriber and syndication fees, paid by cable operators and other programming distributors, respectively. Historically, long-form advertisements have accounted for the majority of the Company's advertising revenue. In 1995 and for the nine months ended September 30, 1996, network revenue accounted for approximately 77% and 79% of total revenue, respectively. The Company's education products and services revenue is comprised of: (i) gross tuition fees, (ii) student servicing fees and (iii) the sale of education-oriented products, primarily computer training videos and cable television training programs. The Company recognizes as revenue 100% of the gross tuition fees paid by students to the Company for the degree and certificate courses it provides and expenses that portion of the tuition that is remitted to the applicable university or college, which is typically 65% of tuition. Upon enrollment, the Company records an accounts receivable from the student and deferred revenue is recognized beginning with the start of the term, pro rata over the length of the term. The length of the term is typically three months. If a student withdraws, tuition paid related to the unearned portion of the course is refunded in accordance with the applicable refund policy and accounts receivable and deferred revenue are adjusted accordingly. The Company rebates the appropriate portion of tuition to the applicable university or college at the end of the course term. In 1995 and for the nine months ended September 30, 1996, the Company's education products and services revenue accounted for approximately 23% and 21% of total revenue, respectively.

         Operating expenses consist of: (i) network expenses, (ii) education products and services expenses, (iii) selling and marketing expenses and (iv) general and administrative expenses. Network expenses consist of program licensing, development and production costs, as well as distribution and delivery costs. Program licensing, development and production costs include the costs of licensing, researching, designing and producing programs for the Company's networks, and other associated operating costs. The majority of the Company's program licensing, development and production costs are expensed as they are incurred. Program distribution and delivery costs include transponder leasing fees, uplinking charges and other associated operating costs. The costs associated with program distribution and delivery are relatively fixed with respect to each of the Company's two networks. Education products and services expenses include tuition rebates to universities and colleges that offer the degree and certificate courses delivered by the Company, production, development and licensing costs related to products and services offered, and other associated operating expenses. Selling and marketing expenses include salaries, travel and other associated operating expenses related to the Company's marketing activities, as well as the costs of designing, producing and distributing marketing, advertising and promotional materials. General and administrative expenses include personnel and associated operating costs for the Company's executive and management staff and operational support.

         Under the terms of an affiliation agreement with a certain unaffiliated MSO, the Company pays a rebate to the MSO equal to such MSO's pro rata share (based on the number of subscribers in its cable systems receiving JEC Knowledge TV as a percentage of the total number of subscribers receiving such network) of 20% of net advertising revenue (defined as gross advertising revenue less outside agency commissions) generated by JEC Knowledge TV. In addition, the Company pays such

MSO a rebate equal to 5% of net sales receipts from sales of merchandise made to customers in zip codes served by MSO's systems carrying JEC Knowledge TV as a consequence of direct on-air marketing and sales of products on JEC Knowledge TV. For 1994 and 1995, these rebates amounted to approximately $35,000 and $61,000, respectively, and totaled approximately $139,000 as of September 30, 1996.

         The Company's revenue has grown in recent years primarily as a result of increased advertising and licensing revenue generated by its two networks, JEC Knowledge TV and Jones Computer Network. The Company intends to pursue an aggressive expansion strategy for the foreseeable future, but there can be no assurance that the Company will successfully achieve its growth objectives. The Company's strategy is: (i) to expand the distribution of its networks, (ii) to license, develop and produce high quality programming for both its networks and degree and certificate courses, (iii) to increase its marketing and promotion activities, (iv) to increase its student enrollments, (v) to develop corporate relationships (vi) to expand further into international markets and (vii) to pursue strategic investments, acquisitions or joint ventures. By pursuing these strategies, the Company hopes to expand its subscriber base, make its networks more attractive to both viewers and advertisers, increase the brand awareness and usage of both its networks and its distance education programs and expand further into international markets.

         The Company's ability to successfully implement its strategy and maintain its growth will depend on a number of factors, many of which are beyond the Company's control, including maintaining and expanding distribution of JEC Knowledge TV and Jones Computer Network through MSOs, as well as through alternative distribution systems such as DBS, MMDS and video distribution systems being established by various telecommunications companies; developing and licensing additional programming for the Company's networks that is consistent with viewer preferences; attracting additional advertisers that are willing to pay competitive rates; developing additional course offerings for, and increasing student enrollment in, its degree and certificate programs; and penetrating and developing existing and new markets for its television programming and degree and certificate courses. The Company expects to continue to recognize substantial operating and net losses through at least 1998, although there can be no assurance that the Company will ever generate operating or net income.

         The Company has sustained operating and net losses throughout its history, including operating losses of $10.0 million, $10.2 million, $12.3 million and $4.1 million and net losses of $9.7 million, $11.0 million, $13.4 million and $3.9 million for the years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996, respectively. These losses have resulted in accumulated deficits of $20.1 million, $31.1 million, $44.5 million and $36.7 million for the years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996, respectively. The Company expects certain costs to increase and, as a result, to incur substantially higher operating losses and net losses through at least 1998. These operating losses and net losses are primarily the result of increased expenditures for program licensing, development and production, and expanded sales and marketing expenses to increase distribution, brand awareness and student enrollments, as well as advertising and program licensing agreements. The Company expects to fund these expenditures and operating losses with the proceeds of this Offering.

Results of Operations

         The following table sets forth, for the periods indicated, certain data from the Company's consolidated statements of operations as a percentage of total revenue:

                                                                                                      Nine Months Ended
                                                            Years Ended December 31,                    September 30,
                                                       ----------------------------------             -------------------
                                                         1993         1994          1995              1995           1996
                                                         ----         ----          ----              ----           ----
Total Revenues:

  Advertising revenue........................               9%          34%           34%               30%            43%
  Licensing revenue..........................              50           40            43                45             36
                                                          ---          ---           ---               ---            ---
    Network revenue..........................              59           74            76                75             79
  Education products and services revenue....              41           26            23                25             21
                                                          ---          ---           ---               ---            ---
    Total revenue............................             100          100           100               100            100
                                                          ---          ---           ---               ---            ---

Operating Expenses:

  Network expenses...........................              80           66            69                76             60
  Education products and service expenses....              31           23            33                37             26
  Selling and marketing expenses.............              72           53            35                38             18
  General and administrative expenses........              82           61            40                42             22
                                                          ---          ---           ---               ---            ---
    Total operating expenses.................             265          203           177               193            126
                                                          ---          ---           ---               ---            ---

  Operating loss.............................           (165)        (103)          (77)              (93)           (26)

  Net loss...................................           (160)%       (111)%         (84)%            (101)%          (25)%
                                                        ======       ======         =====            ======          =====


Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

         Total Revenue. Total revenue increased $4.3 million, or 38%, from $11.3 million for the nine months ended September 30, 1995 to $15.6 million for the nine months ended September 30, 1996. This increase was due primarily to an increase in network revenue and secondarily to an increase in sales of education products and services.

         Network Revenue. Network revenue increased $3.9 million, or 46%, from $8.5 million for the nine months ended September 30, 1995 to $12.4 million for the nine months ended September 30, 1996. Advertising revenue increased $3.3 million, or 97%, from $3.4 million for the nine months ended September 30, 1995 to $6.7 million for the nine months ended September 30, 1996, primarily as a result of increased rates charged for long-form advertising. Licensing revenue increased $0.6 million, or 12%, from $5.1 million for the nine months ended September 30, 1995 to $5.7 million for the nine months ended September 30, 1996, due primarily to an increase in the number of paying subscribers receiving JEC Knowledge TV and Jones Computer Network.

         Education Products and Services Revenue. Education products and services revenue increased $0.4 million, or 14%, from $2.8 million for the nine months ended September 30, 1995 to $3.2 million for the nine months ended September 30, 1996. This increase was due primarily to an approximately 70% increase in unit sales of JEC Knowledge Store products and an approximately 10% increase in student enrollments in degree and certificate courses.

         Network Expenses. Network expenses increased $0.8 million, or 9%, from $8.6 million for the nine months ended September 30, 1995 to $9.4 million for the nine months ended September 30,

1996. This increase was due primarily to an increase in program distribution and delivery costs and was partially offset by a decrease in program licensing, development and production costs. Program licensing, development and production costs decreased $0.4 million, or 11%, from $3.8 million for the nine months ended September 30, 1995 to $3.4 million for the nine months ended September 30, 1996. This decrease was due primarily to reductions in international distribution costs and viewer research activities, which offset increased operating costs. Program distribution and delivery costs increased $1.2 million, or 25%, from $4.8 million for the nine months ended September 30, 1995 to $6.0 million for the nine months ended September 30, 1996. This increase was due primarily to an increase in personnel and associated operating costs due to an increase in the size of the affiliate sales staff and a $0.3 million write-off of an account receivable. As a percentage of network revenue, network expenses decreased from 101% for the nine months ended September 30, 1995 to 76% for the nine months ended September 30, 1996.

         Education Products and Services Expenses. Education products and services expenses decreased $0.2 million, or 5%, from $4.2 million for the nine months ended September 30, 1995 to $4.0 million for the nine months ended September 30, 1996. This decrease was due primarily to a reduction in expenditures for original and licensed products and a reduction in personnel and contract service costs and was partially offset by an increase in tuition rebates. As a percentage of education products and services revenue, education and product service expenses decreased from 150% for the nine months ended September 30, 1995 to 125% for the nine months ended September 30, 1996.

         Selling and Marketing Expenses. Selling and marketing expenses decreased $1.5 million, or 35%, from $4.3 million for the nine months ended September 30, 1995 to $2.8 million for the nine months ended September 30, 1996. This decrease was due primarily to decreases in advertising, promotion and public relations expenses as a result of the redevelopment of the Company's marketing strategy during the first half of 1996. Significantly greater marketing expenditures primarily related to the development of new marketing initiatives in the last quarter of 1996 and secondarily related to staff increases should result in year-end expenses approximating those of 1995. As a percentage of total revenue, selling and marketing expenses decreased from 38% for the nine months ended September 30, 1995 to 18% for the nine months ended September 30, 1996.

         General and Administrative Expenses. General and administrative expenses decreased $1.2 million, or 26%, from $4.7 million for the nine months ended September 30, 1995 to $3.5 million for the nine months ended September 30, 1996. This decrease was due primarily to the reduction of certain executive and management staff and support personnel and was partially offset by an increase in salary allocations to the Company by its affiliates. As a percentage of total revenue, general and administrative expenses decreased from 42% for the nine months ended September 30, 1995 to 22% of total revenue for the nine months ended September 30, 1996.

         Other Expense (Income). Other expense (income) includes primarily interest income and interest expense. Other expense (income) decreased $0.7 million, or 78%, from $0.9 million for the nine months ended September 30, 1995 to $0.2 million for the nine months ended September 30, 1996. This decrease was primarily the result of a decrease in interest expense resulting from the conversion in April 1995 of a $20 million note payable to Jones Intercable into shares of the Company's Class A Common Stock.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

         Total Revenue. Total revenue increased $5.9 million, or 59%, from $10.0 million for the year ended December 31, 1994 to $15.9 million for the year ended December 31, 1995. This increase was due primarily to an increase in network revenue and secondarily to an increase in the sale of education products and services.

         Network Revenue. Network revenue increased $4.8 million, or 65%, from $7.4 million for the year ended December 31, 1994 to $12.2 million for the year ended December 31, 1995. Advertising revenue increased $2.0 million, or 59%, from $3.4 million for the year ended December 31, 1994 to $5.4 million for the year ended December 31, 1995. Revenue from the sale of airtime for long-form advertising accounted for $1.7 million of the increase in advertising revenue. This increase was due primarily to a 154% increase in available airtime for long-form advertising on JEC Knowledge TV and a 300% increase in available airtime on Jones Computer Network. Licensing revenue increased $2.8 million, or 70%, from $4.0 million for the year ended December 31, 1994 to $6.8 million for the year ended December 31, 1995. This increase was due primarily to an increase in the number of paying subscribers receiving JEC Knowledge TV for which cable operators are required to pay a per subscriber license fee, and the fact that the Company received 12 months of Jones Computer Network licensing revenue in 1995 as compared to 4 months of such licensing revenue in 1994.

         Education Products and Services Revenue. Education products and services revenue increased $1.1 million, or 42%, from $2.6 million for the year ended December 31, 1994 to $3.7 million for the year ended December 31, 1995. This increase was primarily due to an approximately 83% increase in student enrollments in degree and certificate courses offered by the Company and an approximately 73% increase in product sales through the JEC Knowledge
Store.

         Network Expenses. Network expenses increased $4.5 million, or 69%, from $6.5 million for the year ended December 31, 1994 to $11.0 million for the year ended December 31, 1995. This increase was due primarily to a significant increase in program distribution and delivery costs, and a smaller increase in program licensing, development and production costs. Program licensing, development and production costs increased $1.4 million, or 44%, from $3.2 million for the year ended December 31, 1994 to $4.6 million for the year ended December 31, 1995. This increase was due primarily to increased expenditures for the development and production of enhanced programming for Jones Computer Network, which was launched in September 1994, and JEC Knowledge TV. Program distribution and delivery costs increased $3.1 million, or 94%, from $3.3 million for the year ended December 31, 1994 to $6.4 million for the year ended December 31, 1995. This increase was due primarily to increased transponder fees, uplink charges and other associated operating costs for Jones Computer Network, which operated for 12 months in 1995 as compared to four months in 1994. In 1995, the Company also incurred initial program distribution and delivery costs associated with licensing programming internationally. As a percentage of network revenue, network expenses increased from 88% to 90% for the periods ended December 31, 1994 and 1995, respectively.

         Education Products and Services Expenses. Education products and services expenses increased $2.9 million, or 126%, from $2.3 million for the year ended December 31, 1994 to $5.2 million for the year ended December 31, 1995. This increase was due primarily to significant costs associated with the development and production of JEC Knowledge Store products in 1995 as compared to 1994 and, to a lesser extent, increased tuition rebates and other costs related to the approximately 83% increase in student enrollments and an approximately 73% increase in unit sales through the JEC Knowledge Store. As a percentage of education products and services revenue, education products and services expenses increased from 88% for the year ended December 31, 1994 to 140% for the year ended December 31, 1995.

         Selling and Marketing Expenses. Selling and marketing expenses increased $0.3 million, or 6%, from $5.3 million for the year ended December 31, 1994 to $5.6 million for the year ended December 31, 1995. This increase was primarily due to continued promotional efforts directed toward cable operators to facilitate the launch of the Jones Computer Network in September 1994. As a percentage of total revenue, selling and marketing expenses decreased from 53% for the year ended December 31, 1994 to 35% for the year ended December 31, 1995.

         General and Administrative Expenses. General and administrative expenses increased $0.3 million, or 5%, from $6.0 million for the year ended December 31, 1994 to $6.3 million for the year ended December 31, 1995. This increase was due primarily to the implementation of a computerized traffic and billing system to support advertising sales. As a percentage of total revenue, general and administrative expenses decreased from 61% for the year ended December 31, 1994 to 40% for the year ended December 31, 1995.

         Other Expense (Income). Other expense (income) decreased $1.5 million, or 58%, from $2.6 million for the year ended December 31, 1994 to $1.1 million for the year ended December 31, 1995. This decrease was primarily a result of a decrease in interest expense resulting from the conversion in April 1995 of a $20 million note payable to Jones Intercable into shares of the Company's Class A Common Stock.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

         Total Revenue. Total revenue increased $3.9 million, or 64%, from $6.1 million for the year ended December 31, 1993 to $10.0 million for the year ended December 31, 1994. This increase was due primarily to an increase in network revenue.

         Network Revenue. Network revenue increased $3.8 million, or 106%, from $3.6 million for the year ended December 31, 1993 to $7.4 million for the year ended December 31, 1994. Advertising revenue increased $2.9 million to $3.4 million for the year ended December 31, 1994. Revenue from the sale of airtime for long-form advertising accounted for substantially all of the increase in advertising revenue. This increase was due primarily to the increased airtime available for long-form advertising. Licensing revenue increased $0.9 million, or 29%, from $3.1 million for the year ended December 31, 1993 to $4.0 million for the year ended December 31, 1994. This increase was due to an increase in the number of subscribers receiving JEC Knowledge TV and Jones Computer Network for which the cable operators were required to pay a per subscriber license fee.

         Education Products and Services Revenue. Education products and services revenue increased $0.1 million, or 4%, from $2.5 million for the year ended December 31, 1993 to $2.6 million for the year ended December 31, 1994. This increase was due to an approximately 29% increase in student enrollments in degree and certificate courses offered by the Company and was partially offset by a decline in product sales.

         Network Expenses. Network expenses increased $1.6 million, or 33%, from $4.9 million for the year ended December 31, 1993 to $6.5 million for the year ended December 31, 1994. This increase was due primarily to an increase in program licensing, development and production costs.

Program licensing, development and production costs increased $1.3 million, or 68%, from $1.9 million for the year ended December 31, 1993 to $3.2 million for the year ended December 31, 1994. This increase was due primarily to increased program expenditures relating to the launch of Jones Computer Network and secondarily to increased program expenditures for JEC Knowledge TV. Program distribution and delivery costs increased $0.3 million, or 10%, from $3.0 million, for the year ended December 31, 1993 to $3.3 million for the year ended December 31, 1994. This increase was due primarily to an increase in transponder fees and uplinking charges as a result of the launch of Jones Computer Network. As a percentage of network revenue, network expenses decreased from 136% for the year ended December 31, 1993 to 88% for the year ended December 31, 1994.

         Education Products and Services Expenses. Education products and services expenses increased $0.4 million, or 21%, from $1.9 million for the year ended December 31, 1993 to $2.3 million for the year ended December 31, 1994. This increase was due primarily to the tuition rebates as a result of the 29% increase in student enrollments in degree and certificate courses offered by the Company, partially offset by a decline in product sales. As a percentage of education products and services revenue, education products and services expenses increased from 76% for the year ended December 31, 1993 to 88% for the year ended December 31, 1994.

         Selling and Marketing Expenses. Selling and marketing expenses increased $0.9 million, or 20%, from $4.4 million for the year ended December 31, 1993 to $5.3 million for the year ended December 31, 1994. This increase was primarily due to increased promotional activity related to the launch of Jones Computer Network. As a percentage of total revenue, selling and marketing expenses decreased from 72% for the year ended December 31, 1993 to 53% for the year ended December 31, 1994.

         General and Administrative Expenses. General and administrative expenses increased $1.0 million, or 20%, from $5.0 million for the year ended December 31, 1993 to $6.0 million for the year ended December 31, 1994. This increase was primarily due to the increase in the executive staff and associated general administrative expenses related to the anticipated growth of the Company. As a percentage of total revenue, general and administrative expenses decreased from 82% for the year ended December 31, 1993 to 61% for the year ended December 31, 1994.

         Other Expense (Income). Other expense (income) increased $2.5 million to $2.6 million for the year ended December 31, 1994. This increase was due primarily to an increase in interest expense resulting from increased levels of borrowings from affiliates.



Seasonality and Quarterly Fluctuations

         The Company experiences seasonality in its results of operations from quarter to quarter, primarily as a result of changes in the level of advertising on its networks and on the level of student enrollments. The Company has generally higher advertising revenue in the first and fourth quarters due to viewership and corresponding rates received for advertising during these quarters. While the Company enrolls students throughout the year, educational products and services revenue is the greatest during the Company's fourth and first quarters which correspond to the Fall and Spring academic enrollment periods. The Company's results of operations from quarter to quarter may be adversely impacted in the future as the Company increases its program licensing, development and production expenses and selling and marketing expenses.

         The Company's unaudited quarterly operating results for each quarter of fiscal 1994 and 1995 and the first, second and third quarters of fiscal 1996 are shown below. These historical quarterly results are not necessarily indicative of the results to be expected in the future.

                        For the Year Ended                            For the Year Ended                       For the Nine Months
                         December 31, 1994                             December 31, 1995                    Ended September 30, 1996


                   1st        2nd         3rd         4th        1st        2nd         3rd         4th          1st        2nd
                Quarter   Quarter     Quarter     Quarter     Quarter   Quarter       Quarter   Quarter        Quarter    Quarter
                -------   -------     -------     -------     -------   -------       -------   -------        -------    -------
                                                                        (In thousands)
Total
 revenue.......    $2,132    $  2,340    $  2,428   $  3,073  $  3,786    $  3,931    $4,068   $  4,126      $  5,501  $  5,027

Total operating
expenses.......     4,693       5,069       5,369      5,074     7,740       7,700      6,251     6,528         6,198     6,538
                   -------    --------    --------   --------   -------   ---------    -------   -------      --------   -------

Operating
 loss..........    (2,561)     (2,729)     (2,941)    (2,001)   (3,954)     (3,769)    (2,183)   (2,402)         (697)   (1,511)
                   -------    --------    --------   --------   -------   ---------    -------   -------      --------   -------

Net loss.......   $(2,989)   $ (2,887)   $ (3,678)  $ (1,475)  $(4,803)  $  (3,694)   $(2,285)  $(2,583)     $   (793)  $(1,350)
                   =======    ========    ========   ========   =======   =========    =======   =======      ========   =======
                   3rd
                 Quarter
                  ------
Total
 revenue....... $    5,066

Total operating
expenses.......      7,007
                    -------

Operating
 loss..........     (1,941)
                  ---------

Net loss.......  $  (1,746)
                  =========


Liquidity and Capital Resources

     Since inception, the Company has financed its operations from a combination of advances to and investments in the Company made by current shareholders. These shareholders are under no obligation to provide, nor does the Company-expect them to provide, financial assistance to the Company subsequent to the consummation of this Offering. The Company currently has no external credit facilities. Historically, the Company has been able to maintain positive working capital as a result of the advances and investments from shareholders. In December 1994, the Company received $18.0 million from BCI in exchange for a then 15% interest in the Company. In April 1995, Jones Intercable converted $20.0 million of advances made to Mind Extension University, Inc. into a then 17% interest in the Company. Also, in March 1996, Jones International invested $6.3 million in the Company in exchange for shares of Class A Common Stock and Class B Common Stock. The Company's working capital was $7.8 million and $3.6 million at December 31, 1995 and September 30, 1996, respectively. In addition, Jones International has historically funded the Company's ordinary course working capital needs. The maximum outstanding advances from Jones International for working capital needs in 1995 was $4.8 million. As of September 30, 1996, the Company's advances from Jones International for working capital needs totaled $2.0 million. The Company has repaid these advances on a monthly basis as revenues were received or from other cash resources. Following the consummation of this Offering, any advances from Jones International to fund the Company's operating activities, which advances are not expected to exceed $500,000 at any time, will bear interest at or below market rates. Jones International has no obligation to continue such funding. See "Certain Relationships and Related Transactions."

     Since its inception, the Company has incurred net losses as a result of expenses associated with developing and launching its networks and developing its distance education degree and certificate courses. Net cash used in operating activities for the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1996 was $9.4 million, $13.1 million, $11.1 million and $2.5 million, respectively. Of the net cash used in operating activities for the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1996, approximately $9.7 million, $11.0 million, $13.4 million and $3.9 million, respectively, were attributable to the net losses incurred by the Company for the respective periods. Additional components and significant adjustments needed to reconcile the Company's net losses to net cash used in operating activities for each respective period include net changes in accounts receivable, accounts payable and accrued liabilities, deferred revenue, accrued tuition, and depreciation and amortization expense for the respective periods. Accounts receivable consist of amounts due from advertisement airtime sales, cable operator and syndication licensing fees and education products and services. Accounts receivable related to airtime sales and education products and services are typically collected between 30 and 90 days while accounts receivable related to cable operator licensing fees are usually paid within 90 days.

     The Company's investing activities have consisted primarily of licensing of programming content in support of expanded television programming and, to a lesser extent, capital expenditures, except for a purchase of marketable debt securities in 1994 and their corresponding sale in 1995. For the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1996, net cash provided by (used in) investing activity was $(0.4) million, $(10.8) million, $9.2 million and $(1.6) million, respectively. Of the net cash provided by (used in) investing activities, approximately $(0.4) million, $(0.8) million, $(0.8) million, and $(0.5) million related to property and equipment expenditures and investment in telecourse production made for the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1996, respectively. The remaining cash provided by (used in) investing activities for the years ended December 31, 1994 and 1995, and the nine months ended September 30, 1996, represent sales (purchases) of investments of $(10.0) million, $10.0 million, and $(1.1) million, respectively, which were purchased from proceeds received from sale of the Company's common stock to BCI as discussed above.

     Net cash provided by financing activities in 1993, 1994, 1995 and the nine months ended September 30, 1996 were $7.5 million, $32.1 million, $0.0 million and $0.8 million. Of the net cash provided by financing activities for the years ended December 31, 1993 and 1994, $9.2 million and $10.8 million, respectively, represent the $20 million advanced to Mind Extension University, Inc. during 1993 and 1994 as mentioned above. In addition, $18.0 million and $6.3 million were received in calendar year 1994 and during the nine month period ended September 30, 1996 from sale of the Company's common stock to BCI and Jones International, respectively. Additional net cash provided by (used in) financing activities for the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1996, include proceeds received and repayments of advances from Jones International of $(1.7) million, $3.4 million, $0.1 million and $(5.4) million, respectively.

     The Company presently has no material commitments for future capital expenditures.

     The Company intends to use the proceeds of this Offering to meet its short- and medium-term liquidity needs. Generally the Company's liquidity needs are to fund business operations and operating losses and not for capital expenditures. The Company has not historically had, and does not in the future anticipate having, significant capital expenditures. The Company believes that the net proceeds from this Offering, together with its revenues from operations, will provide sufficient cash to fund its liquidity requirements through 1998. Thereafter, the Company plans to seek to meet its liquidity needs from its cash flow from operations. There can be no assurance, however, that the Company's revenues will grow as expected or that it will have cash flow from operations. As a result, the Company may be required, either prior to or after the end of 1998, to seek additional equity or debt financing to address its liquidity or other needs or to pursue future growth opportunities. The Company does not currently have an external credit facility and there can be no assurance that it will be able to secure such a facility or any additional financing on acceptable terms, if at all. Although the Company has received advances and investments from its current shareholders to fund its operations in the past, these shareholders are under no obligation to provide, nor does the Company expect such shareholders to provide, financial assistance to the Company subsequent to the consummation of this Offering.

Effect of Inflation

     The Company does not believe its operations have been materially affected by inflation.

New Accounting Pronouncements

     The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), effective January 1, 1996. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. Implementation of SFAS 121 had no material effect on the Company's financial position or results of operations.

     The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") effective January 1, 1996. SFAS 123 recommends a fair value based method of accounting for employee stock compensation, including stock options. However, companies may choose to account for stock compensation using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and provide pro forma disclosures of net income and earnings per share as if the fair value based method had been applied. The Company elected to account for stock compensation using the intrinsic value based method, and thus SFAS 123 will not have any impact on reported operating results.

                                   BUSINESS

Overview

     The Company offers a variety of integrated educational programming, products and services through multiple distribution channels designed to serve a continuum of adult learning needs. Targeting adults who want everything from practical information to formal education, the Company offers a myriad of products and services. For adults who seek information that is of practical use in their day-to-day lives, the Company licenses, develops and produces knowledge-enhancing programs and distributes these programs primarily on its television networks, JEC Knowledge TV and Jones Computer Network. For those who desire more in-depth information or formal education, i.e., certification or post-secondary degrees, the Company works in conjunction with select universities and colleges to offer degree and certificate courses through multiple media including videotapes, television and print, in addition to the Internet and other interactive media. As a complement to the programs and degrees offered, the Company also offers a broad selection of educational video and software products.

     The Company's programming, products and services concentrate primarily on four high-demand subject areas: (i) computers and technology, (ii) business, careers and finance, (iii) health and wellness and (iv) global culture and languages. By integrating and cross-promoting its networks, degree and certificate programs and educational products, the Company encourages its customers to experience a continuum of learning and, while so doing, utilize any combination of the Company's products and services.

     The Company's television networks generate revenue through license fees paid by program distributors and through the sale of advertising time. The networks' programming is intended to reach an audience that has demographics attractive to advertisers and that is receptive to the Company's education products and services. The Company's distance learning operations generate revenue from tuition fees, student fees and the sale of education-oriented products, particularly training videos and programs. The Company believes that its distance education business is differentiated from others because it is highly integrated, derives revenue from multiple sources and serves the continuum of adult learning needs.

The Market for Adult Education Programming and Credit Courses

     The Company believes that rapidly evolving changes in society, the workplace and technology may lead adults to seek new educational opportunities offered in a more convenient fashion than traditional site- based education programs. The Company believes that many adults seek practical education through television programming with substantial knowledge and training content and that an increasing number of adults are seeking more in-depth education through formal credit and degree courses. According to a study commissioned by the Company in 1994, approximately 85% of adult cable viewers desire television programming that provides helpful information and opportunities for self-improvement, particularly on topics with a high degree of applicability and relevance to their daily lives. The study also indicated that approximately 72% of such adults desire more education or training courses to be made available via television, satellite or video and that approximately 30% of such adults planning to take a course would prefer that such course be delivered via television or video.

   Television networks that focus on delivery of both information and entertainment programming, including CNN and Headline News, the Discovery Channel, The Learning Channel, Arts & Entertainment and CNBC, have become popular in recent years and advertisers have responded positively to the success of programs aired on these networks and the viewers they attract. Based on industry data, advertisers spent approximately $780 million, net of agency commissions, in 1995 on 10 networks airing such information-based programming, representing an increase of approximately 144% from such advertising expenditures on these networks in 1990. In addition, industry data indicates that license fees paid by cable operators to networks airing information-based programming were approximately $600 million in 1995. The Company believes that its programming is more education-related and less oriented toward a general television audience than the programming on the information-based networks referred to above. The Company therefore anticipates that it may not be as attractive to advertisers or MSOs. The Company currently has limited distribution by cable operators and a very small portion of this advertising market and there can be no assurance that the Company's share of this advertising market or license fees can be increased.

   The Company, working in conjunction with select universities and colleges, offers distance education degree and certificate courses for adults. In 1993, the most recent year for which information is available, the U.S. Department of Education estimated that adults over 24 years of age comprised approximately 6.3 million, or 44%, of the 14.3 million students enrolled in higher education programs. The Company believes that traditional educational institutions, which typically are designed to serve the needs of the 18 to 24 year-old student, have significant inherent shortcomings in meeting the needs of older students. Most universities and colleges provide the bulk of their educational programming based on a traditional academic calendar with courses starting and finishing on a semester schedule and with extensive breaks between semesters. In addition, most universities and colleges offer programs that are site-based, requiring students to attend classes on a regular basis at a specific time and location. This structure limits the educational opportunities of adults who, due to personal and career responsibilities, desire courses that are more flexibly provided and scheduled. The Company believes its distance education programs increase the accessibility of educational opportunities desired by many adults.

The Jones Education Company Approach

   The Company utilizes multiple forms of communications technologies and media to market and deliver knowledge-enhancing television programming, degree and certificate courses and other knowledge-based products, such as educational videos and software. The Company's programming, products and services are designed to be integrated and are intended to encourage viewers of the Company's networks to enroll in its degree and certificate courses and to purchase its other education products and services. Key elements of the Company's approach include:

   Programming. The Company licenses, develops and produces knowledge-enhancing programs focusing primarily on its four high-demand subject areas. The Company's network programs are designed to provide adults with practical information that can be applied immediately in their personal and professional lives in a cost-effective and convenient manner. These programs are distributed on the Company's two 24-hours a day, satellite-delivered networks, JEC Knowledge TV and Jones Computer Network, and to a lesser extent through syndication on other networks. JEC Knowledge TV, launched in 1987, offers a variety of programming relating to each of the Company's four high-demand subject areas and Jones Computer Network, launched in 1994, offers programming focused on computers and technology. The Company also uses its networks as a platform to market its distance education degree and certificate courses and other education products and services.

   Distance Education Degree and Certificate Courses. Working in conjunction with select universities and colleges, the Company offers distance education degree and certificate courses that are delivered directly to adults through multiple forms of media, including videotapes, television, print materials, the Internet and other interactive multimedia. The Company's distance education degree and certificate courses target adults who desire in-depth, post-secondary education but are limited by location and time constraints. The Company seeks affiliations with universities and colleges that have strong reputations, expertise in the subject matter in which the degree or certificate is offered, and the willingness and ability to design courses that enable affordable and effective education to occur beyond the confines of the classroom. The Company seeks to distinguish its distance education programs by offering students: (i) a variety of accredited universities and colleges from which they can choose to earn a degree or certificate, (ii) a greater selection of degree and certificate programs, (iii) greater flexibility in the scheduling and delivery methods for its courses and (iv) increased frequency in the delivery of its courses.

   JEC College Connection. The Company's education services center, JEC College Connection, provides a range of support services for the Company's distance education degree and certificate course programs, including facilitating telephone and Internet communications among students and faculty members in order to provide an interactive component that is essential to the Company's distance education model. In addition, JEC College Connection performs student recruitment functions and provides enrollment processing and academic advising services to students. JEC College Connection also provides administrative support services, such as tuition billing and collection, to participating universities and colleges. JEC College Connection also handles inquiries concerning the Company's education products and services that are promoted on its networks. The Company believes that JEC College Connection is unique in its practice of providing complete services and support to distance education students throughout their learning experience.

   JEC Knowledge Store. The Company's JEC Knowledge Store offers a broad selection of educational videotapes, CDs and other learning tools. The JEC Knowledge Store products are designed to present information that may be immediately employed by adults in their personal and professional lives and that may be viewed at a time and place of their choosing. The products are marketed through promotion on the Company's networks and through a catalog published and distributed by the Company.

Growth Strategy

   The Company's strategy is to strengthen and expand its position as one of the leading providers of knowledge-enhancing programming and distance education products and services to adults. Key elements of this strategy include:

   Expand Distribution of Its Networks. The Company's networks, JEC Knowledge TV and Jones Computer Network, are currently available to approximately 24% and 1%, respectively, of households with televisions in the United States. The Company seeks to expand the distribution of its networks to a larger percentage of the estimated 97 million U.S. households with televisions by: (i) increasing distribution with cable operators currently carrying one or both of its networks, (ii) establishing distribution of its networks with cable operators that currently do not carry its networks and (iii) establishing distribution of its networks with providers of direct broadcast satellite and wireless video services. As the Company expands the distribution of its networks, it anticipates generating increased advertising revenue, increased licensing revenue from cable operators and other programming distributors and increased revenue from the sale of education products and services.

   License, Develop and Produce High Quality Programming. The Company intends to continue to improve the quality and quantity of its network programming, including programming related to degree and certificate courses in each of its four high-demand subject areas. The Company intends to license, develop and produce high-quality programs to increase the appeal of its networks to cable operators and other distributors, viewers and advertisers and to meet the knowledge needs of adults.

   Increase Marketing and Promotion. The Company anticipates increasing its marketing and promotion expenses from approximately $5.0 million in 1996 to approximately $20.0 million in 1997 in support of the Company's efforts to expand distribution of its networks, increase the number of advertisers and advertisements, increase viewership, increase student enrollments and increase sales of education products. The Company's efforts will be focused on: (i) promoting the benefits of JEC Knowledge TV and Jones Computer Network to cable operators and other media distributors and their viewers and users, (ii) promoting its distance education degree and certificate courses and education-oriented products to adults and (iii) building brand recognition of its networks and education products and services.

   Increase Student Enrollments. The Company intends to increase student enrollments by aggressively marketing its distance education degree and certificate courses on its networks as well as on other networks, expanding the number of universities and colleges that offer courses through the Company, introducing new degree and certificate courses that respond to the changing educational needs of adults, offering distance education programs and services through new and more convenient media and providing a more flexible enrollment schedule to better accommodate the needs of adults. The Company intends to enhance the delivery of its network programming and distance education degree and certificate courses as new communications technologies are developed and become cost effective. In 1995, the Company began offering courses using the Internet, thereby making certain of the Company's degree and certificate programs more readily available and easily accessible worldwide.

   Develop Corporate Relationships. The Company believes that an opportunity exists to sell its current credit-based and non-credit based programming to domestic and multinational corporations, as well as to foreign-based corporations, many of whom may need or choose to offer continuing education to their employees. In addition, the Company believes that an opportunity also exists to develop custom distance education programs for corporations and their employees.

   Expand in International Markets. The Company believes that there are significant opportunities to deliver its programming, products and services internationally, especially in the fields of computers and technology and business. The Company licenses and distributes programming in Australia, Brazil, Canada, Hong Kong, Israel, Philippines and South Korea and has recently entered into licensing agreements providing for distribution of the Company's programming in China and Thailand. The Company will continue to assess opportunities for further international expansion. For the eight months ended August 31, 1996, approximately 2.2% of the Company's total revenue was derived from international licensing agreements.

   Pursue Strategic Acquisitions. The Company intends to pursue strategic investments in, acquisitions of, or joint ventures with, companies that are complementary to its business, such as production companies, media development companies and education and training product and service companies. Although the Company currently has no agreement or understanding with respect to any such strategic investment, acquisition or joint venture, the Company plans to evaluate opportunities to expand its business through strategic investments, acquisitions or joint ventures.

Programming

   The Company licenses, develops and produces educational programming designed to meet the personal and professional enrichment needs of adults. The Company's programming content currently consists of both programming licensed from third parties and programming developed and produced by the Company. The Company currently dedicates approximately 30% of its combined daily programming schedules to knowledge-enhancing general programming, approximately 30% to its degree and certification courses and the balance to advertising and promotions. The Company's programming is typically shown in half hour and hour segments and is focused on four high-demand subject areas that the Company's research indicates are of high educational interest, including: (i) computers and technology, (ii) business, careers and finance, (iii) health and wellness, and
(iv) global culture and languages.

   Licensed Programming. The majority of the Company's network programming is licensed from various sources, including program syndicators and the universities and colleges whose courses are offered through the Company. The Company has chosen to license most of its programming because it is less capital intensive than development and production and increases the networks' programming flexibility. As a result, the Company expects to continue to license the majority of its programming in the future. The Company exhibits the licensed programming pursuant to agreements with suppliers and generally pays a negotiated annual fixed fee under these licenses. In general, licenses extend for one year and entitle the Company to show each program an unlimited number of times on its networks.

   Original Programming. To complement licensed programming, the Company also develops and produces original programming. The Company has historically developed and produced programming within the four high-demand subject areas in which there is a lack of relevant high quality programming available for licensing. The majority of the programming produced by the Company has consisted of computers and technology programming aired on both of its networks. The Company plans to increase its production of original programming in the future as it believes the development and production of original programming creates distinctive "brand-name" shows that are expressly identified with its networks. The Company believes that additional value can also be realized through licensing its original programming domestically and internationally. The Company's development activities include surveying adults to determine what types of programming they would be interested in viewing, conducting marketing studies, convening focus groups, hiring consultants to assist in the development of program content and producing pilot episodes to further test viewer interest. Most of the Company's original programming has been and is anticipated to be produced by production companies under the supervision of the Company.

   The following table provides selected examples of programs that have been recently licensed or developed and produced by the Company within its four high-demand subject areas:


                               Number
Programs                    of Episodes     Description
--------                    -----------     -----------
Computers and Technology

Home Computing/(1)(2)/           13         A program employing a light-hearted
                                            approach to explaining the basics of
                                            using computer hardware and
                                            software.

New Media News/(1)(2)/          117         A news format program, co-produced
                                            with KRON-TV of San Francisco,
                                            reporting on current developments in
                                            computers and technology.

Using the Internet in             6         A program offered by International
 Business/(1)(2)(3)/                        University that examines issues
                                            related to doing business on the
                                            Internet.

Business, Careers and
 Finance

AARP Works/(1)/                  16         A program designed to provide
                                            information on effective job
                                            searching techniques for mature job
                                            seekers.

Leading and Managing the         10         A program offered by University of
 Organization of the                        Colorado-Colorado Springs that
 Future/(1)(3)/                             explores leadership and management
                                            skills important to success in
                                            business organizations.

International                    20         A program offered by Regis
 Management/(1)(3)/                         University that focuses on
                                            strategies and structures of
                                            international business, including
                                            discussion of the future role of
                                            small and mid-sized firms in these
                                            markets.
Health and Wellness

Professional Issues in           24         A program offered by California State
 Nursing/(1)(3)/                            University at Dominguez Hills that
                                            examines the diverse roles and
                                            settings for nursing practice in the
                                            health care delivery system.

The Cutting Edge Medical         26         A magazine format program focusing
 Report/(1)/                                on breakthrough developments in
                                            technology which enables people to
                                            live longer, healthier lives.

Psychological Foundations        26         A program offered by Oklahoma State
 of Childhood/(1)(3)/                       University that focuses on
                                            children's development of cognitive,
                                            affective and psychomotor skills.


                               Number
Programs                    of Episodes     Description
--------                    -----------     -----------
Global Culture and
 Languages

French Deux News/(1)/           260         A daily local news program from
                                            France designed to provide an
                                            international news update from a
                                            French perspective.

More Simply Spanish/(1)(3)/      20         A Spanish course that uses a
                                            conversational approach to
                                            illustrate how to communicate about
                                            travel, shopping, eating and other
                                            activities in Spanish.

Europa Seminal/(1)/              26         A weekly Spanish language news
                                            format program providing a wide
                                            ranging international news report.

---------------------

(1)Shown on JEC Knowledge TV.
(2)Shown on Jones Computer Network.
(3)Also included as part of a credit bearing course.


Distribution

   The Company's programming is distributed on its networks, JEC Knowledge TV and Jones Computer Network and, to a lesser extent, through syndication to third parties for distribution domestically and internationally.

   JEC Knowledge TV. Launched in 1987, JEC Knowledge TV is a 24-hour a day, satellite-delivered programming network that features programs in each of the Company's four high-demand subject areas. A portion of the programming on JEC Knowledge TV is also carried on Jones Computer Network. JEC Knowledge TV is currently available to approximately 24.5 million households in the United States, approximately 19.4 million of which are in cable television systems that distribute the network on a full or part time basis, and the remainder of which receive the network through C-Band satellite dishes or untraceable cable connections. JEC Knowledge TV is currently distributed in systems owned by each of the ten largest MSOs in the United States and the Company has affiliation agreements with five of such MSOs, including Tele-Communications, Inc., Time Warner, Inc., Marcus Cable, Cox Communications, Inc. and Jones Intercable. In addition, the Company also has affiliation agreements providing for the distribution of JEC Knowledge TV with approximately 25 smaller MSOs, including two cable cooperatives, Telesynergy and the National Cable Television Cooperative, which together represent MSOs that own cable television systems that reach over 9 million cable subscribers. The Company's affiliation agreements generally provide that the MSO may distribute the network in as many or as few of its cable television systems as it desires. Once the Company has reached an agreement with an MSO, the Company works with local cable operators within the MSO system to secure distribution of JEC Knowledge TV on their systems. In order to secure such distribution, the Company often provides launch incentives to the operators, such as providing periods of free programming and/or paying a marketing subsidy to the cable operator. The fees payable by MSOs with respect to distribution vary depending upon the level of distribution of the networks in the particular MSO's system and the size of the MSO. The terms of affiliation agreements with larger MSOs generally provide that the MSO can add or delete the Company's programming in its discretion. The terms of the affiliation agreements with smaller MSOs generally provide for distribution for a period of three to five years and, in most cases, do not allow for the discretionary deletion of the network once it is launched. In June 1996, the Company entered into an affiliation agreement with Corporate Media Partners, d/b/a Americast, a general partnership consisting of Ameritech New Media, Inc., Bell South Media Ventures, Inc., GTE Media Ventures, Incorporated and SBC Interactive, Inc., that provides for the distribution of JEC Knowledge TV on video distribution networks being established by these telecommunication companies. This affiliation agreement contains terms similar to those of the affiliation agreements with the larger MSOs.

   Jones Computer Network. Launched in 1994, Jones Computer Network is a 24-hour a day, satellite-delivered network that delivers programming focusing on computers, communications, multimedia, software and related technologies. The programming includes news programs and reports on the latest in computers and technology, "how-to" shows offering information and instruction on operating software programs, interviews with leaders in technological innovation, and general interest shows relating to the current and future impact of computers and other emerging technologies. The Jones Computer Network programming is also distributed on JEC Knowledge TV as part of its prime time programming block. Jones Computer Network is currently available to approximately 1.2 million households in the United States, approximately 85% of which households are in cable television systems operated by Jones Intercable. The only cable systems that are currently paying fees to the Company for distribution rights of Jones Computer Network programming are those systems owned by Jones Intercable. The remainder of these systems do not currently pay fees due to launch incentives granted by the Company. The operators of these systems are scheduled to begin paying fees at various dates commencing in 1997.

   Program Syndication. The Company distributes educational programming developed and produced by the Company or for which it has secured distribution rights through domestic and international syndication agreements with satellite and broadcast distribution systems. The licensing agreements generally provide either for distribution of a specific program series or distribution of a block of programming and may be either exclusive or non-exclusive. The Company currently has licensing agreements relating to distribution of specific programs in Australia, Brazil, Canada, Hong Kong, Israel, Philippines and South Korea.
In addition, the Company has agreements allowing it to provide programming blocks on distribution systems in Thailand and China. Currently, approximately 20% and 50% of the programming aired on JEC Knowledge TV and Jones Computer Network, respectively, is available for licensing by the Company. The Company views its licensing arrangements as a means of increasing awareness of its education programming and products and services and promoting its distance education degree and certificate programs.

Advertising

   The Company has sold advertising on JEC Knowledge TV since 1993 and on Jones Computer Network since its launch in September 1994. The Company's advertising revenues have been derived primarily from sales of long-form advertising (infomercials) and, to a lesser extent, from sales of spot advertising. Major advertisers on the Company's networks are generally nationally known companies whose products are complementary to the content on the Company's networks. The Company believes that the focused nature of its programming enables a potential advertiser to effectively target a specific demographic segment of viewers. In keeping with its role as a provider of quality knowledge and academic programming, the Company does not carry advertisements that it believes are inconsistent with the networks' programming strategy.

   Long-form advertising generally is 30 minutes in length. This form of advertising is generally aired in the overnight hours. During 1995, approximately 22% of JEC Knowledge TV's average weekly programming was devoted to long-form advertising and approximately 25% of Jones Computer Network's average weekly programming was devoted to long-form advertising. An affiliate of the Company earns a three percent commission on the sale of airtime for infomercials on the Company's networks. See "Certain Relationships and Related Transactions - Sales Commissions."

   Spot advertising consists primarily of 30-second commercials for products and services. The Company sells spot advertising time to advertising agencies representing national advertisers or directly to the advertisers themselves. In 1995, spot advertising accounted for 16% of total advertising revenues, with the balance being comprised of long-form advertising.

Education Products and Services

   The Company's education products and services consist of distance education degree and certificate courses, the services of its education services center, JEC College Connection, and educational video and software products.

   Distance Education Degree and Certificate Courses. In conjunction with select universities and colleges, the Company produces and markets distance education degree and certificate courses to adults. The Company currently offers 17 degree and certificate programs, including four graduate degree programs, six bachelor's degree completion programs, two associate of arts programs and five certificate programs. The Company currently offers approximately 170 courses through 11 accredited universities and colleges and through the International University, an affiliate of the Company currently in the accreditation process. The following table summarizes the Company's current distance education degree and certificate programs:

                                                       ENROLLMENTS
                                                       JANUARY 1-        CREDIT       PRICE PER
                                                       SEPTEMBER 30,     HOURS        CREDIT
PROGRAM                    INSTITUTION                 1996              REQUIRED     HOUR/(1)/
-------                    -----------                 -------------     --------     ----------
Graduate Degree Programs
Master's Degree in
Educational Technology      The George Washington
Leadership                  University                     755             36          $238

Master of Arts in
Business Communication      International University       159             35          $163

Master of Business          University of Colorado -        86/(2)/        36          $235
Administration              Colorado Springs

Master of Public            University of Colorado -         -/(2)/        36          $235
Administration              Colorado Springs          --------


      Total Graduate Degree Program Enrollment           1,000
                                                      ========

                                                        ENROLLMENTS
                                                        JANUARY 1-        CREDIT       PRICE PER
                                                        SEPTEMBER 30,     HOURS        CREDIT
PROGRAM                     INSTITUTION                 1996              REQUIRED     HOUR/(1)/
-------                     -----------                 -------------     --------     ----------
Bachelor's Degree Completion Programs

Bachelor of Science in
Business Administration     Regis University                1,171           128/(3)/     $185/(4)/

Bachelor of Science in      California State
Nursing                     University at Dominguez
                            Hills                           1,386           126/(3)/     $210

Bachelor of Arts in         Washington State
Social Sciences             University                        465           120/(3)/     $182

Bachelor of Science in
Animal Sciences and
Industry                    Kansas State University            62           127/(3)/     $180

Bachelor of Science in
Human Resources with a
Major in Hotel,
Restaurant and
Institutional Management    University of Delaware             50           120/(3)/     $195

Bachelor of Arts in
Business Communication      International University           31           120/(3)/     $163
                                                           -------

       Total Bachelor's Degree Completion Program
       Enrollment                                           3,165
                                                           =======

Associate of Arts Degree Programs

Associate of Arts           Colorado Electronic
                            Community College/
                            Arapahoe Community
                            College                           359            60          $147

Associate of Arts           Seattle Central
                            Community College                 215            90          $ 94
                                                           -------
       Total Associate of Arts Degree Program
       Enrollment                                             574
                                                           =======

Certificate Programs

Early Reading Instruction   University of Colorado
                            Colorado Springs                   75             8          $125

Advanced Oral and
Written Communication
Skills                      International University            1             6          $163

Business Technologies       International University           --/(5)/        6          $163

                                                        ENROLLMENTS
                                                        JANUARY 1-        CREDIT       PRICE PER
                                                        SEPTEMBER 30,     HOURS        CREDIT
PROGRAM                     INSTITUTION                 1996              REQUIRED     HOUR/(1)/
-------                     -----------                 -------------     --------     ----------
Oral and Written
Communication Skills        International University           -             6            $163

Organizational
Communication               International University           1/(5)/        6            $163
                                                           -------

           Total Certificate Program Enrollment               77
                                                           =======

-----------------------
(1)  Includes tuition and registration fees.
(2)  These programs are first being offered in September 1996.
(3) The total number of required credit hours listed for bachelor degree completion programs includes credit hours earned by the student prior to enrollment in the program. The prior credit hours required before enrollment in these programs range from 27 to 60.
(4)  Colorado residents pay $197 per credit hour.

(5) International University has not yet actively marketed this certificate program.

   The Company attempts to identify and offer distance education degree and certificate courses that will attract students and address their educational needs. The Company conducts surveys among adults to attempt to identify which courses or programs are of interest to them. The Company then attempts to identify and establish relationships with educational institutions that offer degree or certificate programs in the area of interest.

   The Company seeks affiliations with accredited universities and colleges that have strong reputations, expertise in the subject matter in which the degree or certificate is offered, and the willingness and ability to design courses that enable effective education to occur beyond the confines of the classroom. The courses and degree programs offered through the Company are designed and taught by the faculty of the university or college offering the course and are produced with assistance from the Company in a manner designed to be appealing and engaging. Individuals who successfully complete any course taken for credit or any degree program receive credit from the participating university or college.

   The courses and the degree and certificate programs offered by the Company are specifically designed for the distance education market and are accessible through videotapes, television, print material, the Internet and other interactive multimedia methods. Currently, a typical course package includes videotapes, print materials (study guides, textbooks and reference materials), and telecommunication connections such as voice-mail and the Internet. Students interact with course instructors and/or other class members on a regular basis through the telephone and the Internet. All course assignments are submitted to the institution by the students either through the mail or electronically, and grades and comments on such assignments are similarly returned by the faculty to the students. Proctored testing occurs at locations arranged by the university or college that are convenient to the student's location, such as a local college. Testing also occurs through "take home" exams that are submitted in the same manner as class assignments.

   The Company first enrolled students in its courses in January 1988 and since that time, approximately 6,400 students have completed approximately 15,000 courses. Approximately 135 students have graduated from degree programs, including approximately 95 who have received masters degrees and approximately 40 who have received bachelors degrees. As of September 30, 1996, approximately 90% of students enrolled in a course offered through the Company are pursuing one of the 12 available degree programs. During 1996, approximately 74% of the students who have enrolled in a course or degree program through the Company have been between the ages of 26 and 45, and approximately 65% of these students were women. The largest concentration of the Company's students has come from the states of Colorado and California, although the Company has had students from each of the 50 states and from 16 foreign countries.

   JEC College Connection. JEC College Connection recruits, enrolls, and provides course and other materials and customer service to the Company's students. Service representatives at JEC College Connection respond to inquiries and distribute enrollment forms. Once a student is accepted into a course or degree program, JEC College Connection supplies the student with appropriate course materials and establishes any Internet or other electronic connection required for participation in such course. Each student is billed according to the products and services ordered. JEC College Connection performs collections and remittance functions on behalf of the applicable program or service provider. In addition, customers are subsequently contacted in an effort to determine satisfaction with the products and services offered. During 1995, JEC College Connection processed approximately 4,600 course enrollments and sold approximately 33,000 educational products.

   Educational Video and Software Products. The Company, through the JEC Knowledge Store, offers a wide variety of software and other learning tools.
The Company currently offers approximately 250 products with the majority of the products sold ranging in price between $50 and $75. Each product is designed to educate the consumer in a specific topic or skill within the applicable subject matter area. Examples of such education products include Video Software School, a videotape series designed to improve computing skills and to serve as a reference source for computer users; More Simply Spanish, a videotape series designed to teach Spanish in a conversational setting through vocabulary and activities; and Adults in Transition, a series for adults who want to investigate new career opportunities. These products are marketed principally through JEC Knowledge TV and a catalog published and distributed by the Company.

Sales and Marketing

   The Company markets its combination of programming, products and services as an integrated package designed to provide a broad selection of high-quality education and training tools. The Company's sales and marketing efforts endeavor to take advantage of cross-promotional opportunities made available by the Company's multiple and complementary distribution channels. In addition to the sales associates disclosed below, the Company has 11 general marketing associates who support network distribution, advertising sales and the marketing of education products and services.

   The Company employs a 21 person sales force that targets cable television operators and other video program distributors in order to increase distribution of JEC Knowledge TV and Jones Computer Network. The Company's marketing activities with respect to programming distribution typically consist of making presentations, placing print ads in trade publications and undertaking promotional activities at trade shows. Additionally, the Company promotes its networks to cable operators through launch incentives, including payments to cable operators for direct mailings, advertising and community-oriented events. The Company also employs a three person sales force that targets advertisers whose products are complementary to the knowledge-enhancing content of the programming on its networks. The Company is also in the process of developing a "corporate" sales force whose focus will be on marketing and selling the Company's existing and planned programming to business, institutional, and governmental entities.

   In order to attract students, the Company uses its networks to coordinate sales and marketing campaigns designed to encourage viewers to enroll in the Company's distance education degree and certificate courses. The Company's research indicates that approximately 70% of the students who have enrolled in courses offered through the Company first became aware of the course offerings through viewing JEC Knowledge TV and approximately 20% of such students first became aware of the Company's course offerings through referrals. The Company currently dedicates approximately 20% of its total spot advertising time to the promotion and advertising of its distance education courses. Although the Company has previously advertised its distance education programs exclusively on its networks, it now advertises its distance education degree and certificate courses on other networks. In addition to network advertising, the Company uses catalogs and direct mail targeted to specific groups such as associations, educators, professionals and human resource executives, as well as print advertisements and telemarketing campaigns, to promote the Company's education products and services.

   The Company offers programs and courses from select universities direct to the student and eliminates the need to travel to a classroom. As a consequence, a business or corporation is able to provide training and educational programs to its workers without incurring losses due to the opportunity costs of missed work as well as the actual costs of travel, room and board. The Company believes that it can continue to attract select universities and content experts to broaden its present program offering and, as a result, increase the appeal and acceptance of its current distance learning business.

   The Company has developed a Web site, JEC Knowledge Online, on the Internet that allows electronic access to information concerning the Company and its products. The web site also provides avenues for users to explore education opportunities, enroll in courses, review JEC Knowledge TV and Jones Computer Network programming schedules, purchase education products and communicate with the Company.

Competition

   The Company faces competition from a variety of sources, including cable and broadcast television programmers, universities and colleges that deliver education and training to distant locations and independent education and training companies that package and distribute programs through various media. Many of the Company's competitors have greater financial and other resources than the Company. While the Company believes that its approach of offering a variety of products and services through an integrated combination of technologies, combined with its ability to use its networks to encourage adults to pursue further education through the Company, is distinctive, there can be no assurance that the Company will be able to compete effectively in the future.

   Cable and Broadcast Television Programmers. The Company faces intense competition from other networks for channel space on cable television distribution systems and other broadcast and satellite distribution networks. The Company also competes with these networks for both viewers and advertisers. The Company believes that there are currently over 100 programming services competing for limited space on the existing distribution systems, as well as for viewers and advertising dollars. Several of these programmers target an audience similar to that targeted by the Company, including The Discovery Channel, Arts & Entertainment, The History Channel, The

Learning Channel, CNBC, CNN, MSNBC, Fox News Channel, Home and Garden TV and the Public Broadcasting System, among others.

   Universities and Colleges. Various institutions offer education and training, both on-site and at a distance, including the University of Phoenix and many other universities and colleges. These institutions typically offer courses or programs either at satellite campuses or at distant locations to which students must travel. In addition, these institutions typically offer only their own courses rather than courses from multiple institutions. The Company believes, however, that there are low barriers to entry in the distance education market for most universities and colleges. In addition, the Company believes that a number of other virtual universities are being planned or developed that will compete with the Company in the near future. As a result, the Company may face increased competition in this market in the future.

   Independent Education and Training Companies. There are a large number of independent education and training companies. Similar to universities and colleges, these companies generally provide programs in a site-based manner. However, there can be no assurance that these companies will not develop capabilities similar to the Company's in the future or that the Company's products and course offerings will be preferred by consumers.

Intellectual Property

   The Company owns all rights to the original programming that it develops and produces and it generally owns distribution rights in most domestic and international markets to the educational programming and products developed in conjunction with participating universities and colleges. With respect to programming licensed by the Company for distribution on its networks, the Company generally acquires the right to air such programming on its networks multiple times during a specified license period.

   The Company has also developed proprietary information systems to support the operation of its business. It relies primarily on a combination of statutory and common law copyright, trademark and trade secret laws and other methods to protect these proprietary rights. The Company uses a variety of federal and state registered trademarks and trade names in its business. Certain of these trademarks and trade names are owned by Jones International, the majority shareholder of the Company, and are licensed to the Company at no charge for use by the Company in connection with its business. The Company believes that the trademarks and trade names that it currently uses are not material to its business. See "Risk Factors -Intellectual Property."

Associates

   The Company refers to its employees as associates. As of September 30, 1996, the Company had 75 full-time associates. Of these associates, 33 work in network sales and programming, 16 in JEC College Connection, 15 in marketing and 11 in operations, executive and administrative positions with the Company. None of the Company's associates are covered by a collective bargaining agreement, and the Company believes its employee relations to be good. See "Risk Factors - Dependence upon Key Personnel."

Facilities and Leases

         The Company's offices and JEC College Connection are located in Englewood, Colorado in facilities leased by the Company from certain of its affiliates. The Company believes that its offices and JEC College Connection are adequate to meet its current needs. The Company also leases transponder space on the domestic communications satellites on which JEC Knowledge TV and Jones Computer Network are distributed from an affiliate. See "Certain Relationships and Related Transactions - Office Lease and - Transponder Agreements."

Regulation

         To date, the Company has not been subject to any material regulation regarding its programming or its method of operations. Certain states assert authority to regulate non-degree granting education providers if their educational programs are available to that state's residents. Based upon its review of applicable laws, the Company believes that it is exempt from such regulation because the Company contracts with the universities and colleges offering the courses and does not participate in any federal or state student aid/loan programs. However, in the future, state laws and regulations could affect the Company's operations and might limit the ability of the Company to distribute educational services in certain states. If, in the future, the Company were required to comply with, or were found to be in violation of, a state's current or future licensing or regulatory requirements, it could be subject to civil or criminal sanctions, including monetary penalties, and could be barred from providing educational services in that state. In addition, there may be foreign regulatory requirements that must be met in order to provide programming in the international markets and there can be no assurance that such requirements can be met. See "Risk Factors -Government Regulation."

Litigation

         On June 4, 1996, an action entitled Space Vision, Inc., Meridian Gate Holdings, Ltd. and Higher Education Group, Inc. v. Jones International, Ltd., Jones Education Company and Mind Extension University, Inc., Civil Action No. 96-CV-2644, was filed against the Company in the District Court for the City and County of Denver, Colorado. The plaintiffs allege that the defendants failed to perform their obligations under an agreement to provide a certain number of hours of JEC Knowledge TV programming for distribution in Taiwan, and to comply with other provisions of the agreements relating to content of programming supplied and subtitling of programming. The plaintiffs have alleged misrepresentation and concealment, breach of contract and bad faith by all defendants. No dollar amount of damages has been alleged, but plaintiffs seek to recover both compensatory and punitive damages, including lost profits. The Company has motions pending to dismiss the fraud and bad-faith claims and intends to defend this action vigorously.

         The Company is involved in routine legal proceedings incident to the ordinary course of its business. The Company believes that the outcome of all such routine legal proceedings in the aggregate will not have a material adverse effect on the Company.

                                  MANAGEMENT

Directors and Executive Officers

         Set forth below is certain information concerning the directors, officers and certain key employees of the Company. All directors hold office for a period of one year or until their respective successors are elected and qualified, or until their earlier resignation or removal.

Name                                Age        Position
----                                ---        --------
Glenn R. Jones                      66         Chairman of the Board and
                                               Chief Executive Officer
Wallace W. Griffin                  57         President and Director
Scott A. Wheeler                    37         Group Vice President/
Paul R. Amos                        43         Operations and Director
                                               Vice President/International
                                               Business Development and Director
Ilene B. Block                      45         Group Vice President/Marketing
Stephanie L. Garcia                 34         Vice President/Chief Financial
                                               Officer
James P. Honiotes                   38         Vice President/Distribution

Scott M. Kline                      33         Group Vice President/Corporate
                                               Business Development
Elizabeth M. Steele                 44         Vice President and Secretary
Keith D. Thompson                   29         Chief Accounting Officer
Barbara B. Lawton                   41         Director
Siim A. Vanaselja                   40         Director
Robert J. Malone                    52         Director

         The Company's bylaws provide that the Company shall have no fewer than one director and no more than ten directors. Subject to such limitation, the number of directors may be fixed from time to time by the Board. Executive officers of the Company hold office until their successors are chosen and qualified, subject to earlier removal by the Board.

         The principal occupations for at least the past five years of each of the directors, executive officers and certain key employees of the Company are as follows:

         Glenn R. Jones has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since it was founded in 1990. Mr. Jones has been involved in the cable television business in various capacities since 1961 and currently serves as a director and/or executive officer of many of the Company's affiliates, including as Chief Executive Officer and a director of Jones Intercable, one of the ten largest MSOs in the United States, and as a director and vice chairman of BCI. Mr. Jones will continue to devote a substantial amount of his time to the Company's affiliates. Mr. Jones serves on the Board of Directors and the Executive Committee of the National Cable Television Association, the Board of Education Council of the National Alliance of Business and on the James Madison Council of the Library of Congress, and has served on the Executive Committee of Cable in the Classroom, an organization dedicated to education via cable television. Mr. Jones has been the recipient of numerous awards during his career, including the 1993 Most Outstanding Corporate Individual Achievement award from the International Distance Learning Conference and the 1994 Golden Plate Award for his advances in distance education from the American Academy of

Achievement. In 1994, Mr. Jones was inducted into Broadcasting and Cable's Hall of Fame. Mr. Jones received a B.S. in Economics from Allegheny College and a J.D. from the University of Colorado School of Law.

         Wallace W. Griffin has served as President and as a director of the Company since April 1995. From April 1995 to August 1996, Mr. Griffin also served as an executive officer of Jones Digital Century, Inc., an electronic publishing company, Jones Interactive, Inc., a computer support services company, Jones Lightwave, Ltd., an alternate access provider, and Jones Digital Empire, Inc., an Internet distribution and content provider, each of which is an affiliate of the Company. From July 1994 to April 1995, Mr. Griffin served as President of Jones Futurex, Inc., an affiliate of the Company engaged in contract manufacturing. From April 1992 to the present, he has served as a director of Ddx, Inc., a Colorado-based company that conducts various food diagnostic tests. From June 1992 to June 1994, he served as Chief Operating Officer of that company. Mr. Griffin was employed for thirty years in various management positions at US West, Inc., including serving as President and Chief Executive Officer of its Marketing Resources Group from 1987 to June 1992. Mr. Griffin holds a B.S. Degree in Electrical Engineering from The University of North Dakota and has participated in executive management training programs at Harvard University, The Brookings Institute and The Menninger Foundation.

         Scott A. Wheeler has served as Group Vice President/Operations of the Company since April 1995 and as a director of the Company since August 1996. Mr. Wheeler has been associated with the Jones International group of companies since 1984, including serving as the Company's Vice President/Business Services from March 1994 to March 1995 and as the Assistant to the President of Jones Intercable from March 1990 to February 1994. Mr. Wheeler received a B.S. in Accounting from the University of Wyoming and a Masters in Telecommunications from the University of Denver and is a Certified Public Accountant in the State of Colorado.

         Paul R. Amos has served as a Vice President of the Company since February 1996 and as Vice President/International Business Development and as a director of the Company since August 1996. From September 1995 to February 1996, Mr. Amos served as Vice President, Studio Operations, of King World Productions and from March 1995 to September 1995, as Vice President, Sales & Marketing, TransWorld Communications, Inc., an international satellite operator. Mr. Amos founded HCTV, Inc. (d/b/a The Health Channel) in March 1993 and served as its President from March 1993 to April 1995. From July 1992 to March 1993, Mr. Amos served as Executive Vice President of Fox News. From March 1980 to May 1991, Mr. Amos was employed in various capacities by CNN, including as an Executive Vice President from 1988 to May 1991. Mr. Amos received his B.A. in Mass Communications from Loyola University, New Orleans. In June 1995, Mr. Amos declared personal bankruptcy under Chapter 7 of the Federal Bankruptcy Code. Mr. Amos' bankruptcy resulted from his efforts to form his own company, HCTC, Inc. (d/b/a The Health Channel). Mr. Amos' bankruptcy was discharged in October 1995.

         Ilene B. Block has served as Group Vice President/Marketing of the Company since January 1996. From October 1993 to March 1995, Ms. Block served as Senior Vice President Marketing, Executive Committee, with VICORP Restaurants, Inc., a restaurant holding company based in Denver, Colorado. From August 1992 to September 1993, Ms. Block was Vice President, Director of Client Services of Henry Gill Silverman, a Denver, Colorado based advertising agency. From 1982 until joining Henry Gill Silverman, Ms. Block was a Senior Partner, Executive Management Committee, with the advertising agency of Tatham Euro RSCG in Chicago, Illinois. Ms. Block received an MBA from the University of Chicago and an MFA and BFA from the California Institute of the Arts. In 1973, Ms. Block received a Fulbright Scholarship to study as a master's apprentice in a glass factory in Riihimaki, Finland.

         Stephanie L. Garcia has served as Vice President/Chief Financial Officer of the Company since July 1996. Ms. Garcia has been associated with the Jones International group of companies since September 1992, serving as Group Vice President, Finance and Operations for Jones Digital Century, Inc. from March 1995 to July 1996, Vice President of Financial Analysis and Business Development for the Company from April 1994 to February 1995, Director of Operations for the Product Information Network from October 1993 to March 1994 and as an Operations Manager for Jones Intercable from September 1992 to September 1993. From June 1992 to August 1992, Ms. Garcia was an Operations Manager at US West, Inc. specializing in international cable property investments and management. Ms. Garcia received an MBA from the Amos Tuck Business School at Dartmouth College and a B.S. in Business Administration from the University of Colorado.

         James P. Honiotes has served as Vice President/Domestic Distribution of the Company since March 1995. From 1981 to March 1995, Mr. Honiotes served in a variety of management, marketing and sales positions for Jones Intercable, including as general manager of its Colorado operations from 1990 to March 1995. Mr. Honiotes is a past President of the Colorado Cable Television Association. Mr. Honiotes received a B.S. in Business Administration from Regis University.

         Scott M. Kline has served as Group Vice President for Corporate Business Development of the Company since October 1996. From 1994 to 1996 he served as Vice President of Westcott Communications, Inc. ("Westcott") and as General Manager of Westcott's The Executive Education Network. From 1989 to 1994, Kline was an associate of the Boston law firm of Carrington, Coleman, Sloman & Blumenthal. Mr. Kline received his J.D. from Harvard Law School in 1988, and B.A. in Political Science from Yale University in 1985.

         Elizabeth M. Steele has served as Vice President and Secretary of the Company since it was founded in July 1990. Ms. Steele has also served as Vice President/General Counsel and Secretary of Jones Intercable, as well as general counsel to certain of Jones Intercable's and the Company's affiliates since 1987. Ms. Steele will continue to devote a significant amount of her time to these affiliates. From 1980 through 1987, Ms. Steele practiced law with the Denver law firm of Davis, Graham & Stubbs LLP, where she was elected a partner in 1985. Ms. Steele received a B.A. in History from Hamilton College and J.D. from the University of New Mexico.

         Keith D. Thompson has served as Chief Accounting Officer of the Company since August 1996. Mr. Thompson has also been associated with Jones International since October 1994, serving as a Senior Accountant from October 1994 to April 1995, as an Accounting Manager from April 1995 to January 1996 and as Director of Accounting from January 1996 to the present. Mr. Thompson will continue to devote a substantial amount of his time to Jones International. From July 1989 to October 1994, Mr. Thompson was an auditor for Deloitte & Touche LLP. Mr. Thompson received a B.S. in Accounting from Oral Roberts University and is a Certified Public Accountant in the State of Colorado.

         Barbara B. Lawton has served as a director of the Company since August 1996. Since 1993 she has been a W. Edward Deming Professor of Management at the University of Colorado. From 1992 to 1993, Dr. Lawton was president of The Deming Foundation, a non-profit educational institution. From 1989 to 1992, Dr. Lawton served as Corporate Director of Total Quality of Albany

International Corporation, a manufacturing company, and from 1985 to 1989 was a senior statistician for Rockwell International. Dr. Lawton received a Ph.D. in Statistics from the University of Wyoming, an M.A. in Statistics from The Pennsylvania State University and a B.S. in Biology from The American University. Dr. Lawton has also completed the Executive Program in Business Administration at Columbia University.

         Siim A. Vanaselja has served as a director of the Company since August 1996. Since August 1996, Mr. Vanaselja has served as Executive Vice President and Chief Financial Officer of BCI. From February 1994 to August 1996, Mr. Vanaselja served as an officer of BCE, Inc., Canada's largest telecommunications company and the corporate parent of BCI, including as Vice-President, Taxation from February 1995 to August 1996, as Assistant Vice-President and Director of Taxation from June 1994 to February 1995, and as Assistant Vice-President of International Taxation from February 1994 to June 1994. From August 1989 to February 1994, Mr. Vanaselja was a partner in the Toronto office of KPMG Peat Marwick Thorne.

         Robert J. Malone has served as a director of the Company since August 1996. Mr. Malone is also a director of Commercial Assets, Inc., a real estate investment trust. Since January 1993, Mr. Malone has served as Chairman of the Board of Colorado National Bank, Denver and of Colorado National Bankshares, Inc., a national bank holding company, and from January 1993 to July 1996 he served as its Chief Executive Officer of these companies. From March 1990 to December 1992, Mr. Malone was Chairman of the Board, President and Chief Executive Officer of Western Capital Investment Corporation and its principal subsidiary, Bank Western. From 1984 to 1990, he was President and Chief Executive Officer of First Interstate Bank of Denver. Mr. Malone received an M.B.A. from the University of Southern California and an A.B. from Loyola University, Los Angeles.

Committees

         The Board of Directors established an Executive Committee, a Compensation Committee, an Executive Officer Stock Option Committee and an Audit Committee in August 1996. The Executive Committee consists of Messrs. Jones, Griffin and Vanaselja and is responsible for acting in the Board's stead, except where action by the full Board of Directors is required by law or the Company's articles of incorporation or bylaws. The Compensation Committee consists of Messrs. Jones, Malone and Vanaselja and is responsible for recommending which employees (other than the executive officers) will receive awards under the Stock Option Plan and the salaries for senior management to the Company's Board of Directors. The Executive Officer Stock Option Committee consists of Messrs. Malone and Vanaselja and Ms. Lawton and selects which executive officers will receive awards under the Stock Option Plan. The Audit Committee consists of Messrs. Malone, Wheeler and Vanaselja and is responsible for meeting periodically with representatives of the Company's independent auditors to review the general scope of audit coverage, including consideration of the Company's accounting practices and procedures and system of internal accounting controls, and to report to the Board with respect thereto. The Audit Committee also recommends to the Board of Directors the appointment of the Company's independent auditors.

Compensation of Directors

         The Company intends to pay its directors who are not officers of the Company for their services as directors. Directors who are not officers of the Company will receive $2,500 per quarter for services rendered as a director and $500 for attending each meeting of the Board or one of its committees. Directors who are also officers of the Company will not be paid any director fees. All directors will be reimbursed for their expenses in attending Board and committee meetings.

Executive Compensation

         The following table sets forth certain information regarding the compensation for services in all capacities to the Company for the year ended December 31, 1995 for the Chief Executive Officer of the Company and the one other executive officer of the Company whose annual salary and bonus exceeded $100,000 during such period (collectively, the "Named Executive Officers").

                                            Summary Compensation Table

                                                                Annual Compensation
                                                          --------------------------------           All Other
            Name and Principal Position                   Salary ($)            Bonus ($)         Compensation ($)
            ---------------------------                   ----------           -----------        ----------------

Glenn R. Jones/(1)/ ................................              0                     0                 0
    Chairman of the Board and Chief Executive
    Officer
Wallace W. Griffin/(2)/ ............................        $93,925               $60,000           $14,125/(3)/
    President and Director

--------------------

(1) Mr. Jones has not received any compensation for services rendered to the Company in the past. Mr. Jones served as an executive officer of certain of the Company's affiliates during 1995 and 1996. The Company expects that it will pay Mr. Jones an annual salary of $75,000 in 1997.

(2) Mr. Griffin's total compensation for services rendered to the Company during the year ended December 31, 1995 represents an allocation of the total compensation paid to Mr. Griffin by Jones International for this period based upon the time he dedicated to the Company's business. Mr. Griffin served as an executive officer of certain of the Company's affiliates during 1995 and 1996. Subsequent to the close of this Offering, Mr. Griffin will devote substantially all of his time to the business of the Company. The Company expects that it will pay Mr. Griffin an annual salary of $250,000 in 1997.

(3) Represents an allocation of amounts paid to Mr. Griffin under the Jones Intercable Deferred Compensation Plan.

         The Company expects that it will pay each of Messrs. Griffin, Wheeler, Amos and Honiotes and Msses. Block and Garcia an annual salary and bonus in excess of $100,000 for services rendered to the Company in 1997.

Stock Option Plan

         The Company has adopted an employee stock option plan (the "Plan") that provides for the grant of stock options and stock appreciation rights ("SARs") to employees or individuals providing services to the Company. The Plan is construed, interpreted and administered by the Compensation Committee (the "Committee") of the Board of Directors. The Committee (or the Executive Stock

Option Committee, in the case of grants of stock options or SARs to executive officers) determines the individuals to whom options are granted, the number of shares subject to the options, the exercise price of the options (which may be below fair market value of the stock on the date of grant), the period over which the options become exercisable and the term of the options. The Committee and/or Executive Stock Option Committee has the discretion to set other terms and provisions of stock options as it may determine from time to time, subject only to the provisions of the Plan.

         Under the Plan, the Committee and/or Executive Stock Option Committee may grant options to purchase an aggregate of up to 1,100,000 shares of the Company's Class A Common Stock. The number of shares available for grant of options under the Plan and the number of shares included in each outstanding option are subject to adjustment upon recapitalizations, stock splits or other similar events that cause changes in the Company's Class A Common Stock. Shares of Class A Common Stock underlying options that expire unexercised are available for future option grants under the Plan.

         The Plan provides for the grant of incentive stock options ("Incentive Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-statutory stock options that do not qualify as incentive stock options under Section 422 of the Code ("Non-Qualified Options"). Options granted may be either Incentive Options or Non-Qualified Options or a combination of the two. The exercise price of each Incentive Option granted must be at least equal to the fair market value of the Class A Common Stock on the date the Incentive Option is granted. The exercise price of Non-Qualified Options may be less than the fair market value of the Class A Common Stock on the date the Non-Qualified Option is granted. If an Incentive Option is granted to an employee who then owns stock possessing 10% of the total combined voting power of all classes of stock of the Company, the exercise price of the Incentive Option must be at least equal to 110% of the fair market value of the Class A Common Stock on the date the Incentive Option is granted.

         The maximum term of options granted under the Plan is generally ten years, but with respect to an Incentive Option granted to an employee who then owns stock possessing 10% of the total combined voting power of all classes of stock of the Company, the maximum term of the option is five years. Subject to the foregoing limitation, the Committee determines the term of the options and the period over which they vest and become exercisable.

         The Committee and/or Executive Stock Option Committee may also grant SARs in tandem with options granted under the Plan. Each SAR entitles the participant, upon the exercise of the SAR, to receive the excess of the fair market value of a share of Class A Common Stock on the exercise date over the fair market value of the share on the date the SAR was granted. An SAR is exercisable only to the extent the associated stock option is exercisable. To the extent the option is exercised, the accompanying SAR will cease to be exercisable, and vice versa. An SAR may be exercised only when the market price of Class A Common Stock subject to the option exceeds the exercise price of such option.

         Options and associated SARs are not transferable, except by will or pursuant to the laws of descent and distribution, and are exercisable only by the option holder during his lifetime or, in the event of disability or incapacity, by the option holder's guardian or legal representative.

         The vesting of options and associated SARs is accelerated upon a "Change in Control" of the Company. A Change in Control is deemed to have occurred if (a) a person (as such term is used in Section 13(d) of the Exchange
Act) becomes the beneficial owner (as defined in Rule 13d-3 under the

Exchange Act), directly or indirectly, in one or more transactions, of shares of Class A Common Stock and/or Class B Common Stock of the Company representing 35% or more of the total number of votes that may be cast by all shareholders of the Company voting as a single class, without the approval or consent of the Company's Board of Directors, or (b) there is a consolidation or merger of the Company in which the Company is not the surviving corporation or (c) a plan or proposal for the liquidation or dissolution of the Company is adopted.

         The Board may amend the Plan at any time or may terminate it without the approval of the shareholders; provided, however, that shareholder approval is required for any amendment to the Plan that increases the number of shares for which options may be granted, materially increases the benefits accruing to participants in the plan or materially modifies the eligibility requirements for participation in the Plan. However, no action by the Board or shareholders may alter or impair any option previously granted without the consent of the optionee.

         As of October 4, 1996, the Company had granted options to purchase 381,500 shares of its Class A Common Stock under the Plan. As of that date, the Company had not granted any SARs under the Plan.

         Certain Federal Income Tax Consequences. The following discussion, which is based on the law as in effect on September 30, 1996, summarizes certain federal income tax consequences of participation in the Plan. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with the Plan, nor does it cover state, local or non-U.S. taxes.

         In general, an optionee realizes no taxable income upon the grant or exercise of an Incentive Option. However, the exercise of an Incentive Option may result in an alternative minimum tax liability to the optionee. With certain exceptions, a disposition of shares purchased under an Incentive Option within two years from the date of grant or within one year after exercise produces ordinary income to the optionee (and a corresponding deduction is available to the Company) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which the Company is not entitled to a deduction. If the optionee does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which the Company is not entitled to a deduction.

         In general, in the case of a Non-Qualified Option, the optionee has no taxable income at the time of grant if the option price is equal to the fair market value of the Shares at date of grant, but realizes ordinary income in connection with exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the option price, a corresponding deduction is available to the Company, and upon a subsequent sale or exchange of the shares, appreciation or depreciation after the date of exercise is treated as capital gain or loss for which the Company is not entitled to a deduction. In general, an Incentive Option that is exercised more than three months after termination of employment (other than termination by reason of death) is treated as a Non-Qualified Option. Incentive Options are also treated as Non-Qualified Options to the extent they first become exercisable by an individual in any calendar year for shares having a fair market value (determined as of the date of grant) in excess of $100,000.

         The grant of SARs has no federal income tax consequences at the time of grant. Upon the exercise of SARs, the amount received is generally taxable as ordinary income, and the Company is entitled to a corresponding deduction.

         Under the so-called "golden parachute" provisions of the Code, the vesting or accelerated exercisability of awards in connection with a Change in Control of the Company may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the Change in Control, in excess of certain limits. If these limits are exceeded, a substantial portion of amounts payable to the participant, including income recognized by reason of the grant, vesting or exercise of awards under the Plan, may be subject to an additional 20% federal tax and may be nondeductible to the Company.

         The foregoing constitutes a brief summary of the principal federal income tax consequences related to the grant and exercise of stock options and SARs based on current federal income tax laws. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences. Recipients of stock options or SARs under the Plan are urged to consult their own tax advisors with respect to the consequences of their participation in the Plan.

Employee Investment 401(k) Plan

         The Company's employees are eligible to participate in an Employee Profit Sharing/Retirement Savings Plan (the "401(k) Plan"). Under the 401(k) Plan, eligible employees are permitted to defer receipt of up to 20% of their monthly compensation, subject to a limit prescribed by statute. The Company currently matches 50% of the employees' deferrals up to a maximum of 6% of their monthly base pay. The Company's contribution vests immediately. Subject to certain restrictions, contributions to the 401(k) Plan are invested by the trustees of the 401(k) Plan in accordance with the directions of each participant. All employees of the Company who earn 1,000 hours of credited service over one year are eligible to participate in the 401(k) Plan on the first day of the January or July next following the date that the eligibility requirement has been met.

         Participants or their beneficiaries are entitled to payment of benefits: (i) upon retirement either at or after age 65, (ii) upon death or disability or (iii) upon termination of employment, if the participant elects to receive a distribution of his account balance. In addition, hardship distributions and loans to participants from the 401(k) Plan are available under certain circumstances. The amount of benefits ultimately payable to a participant under the 401(k) Plan will depend on the performance of the investments to which contributions are made on the participant's behalf. During 1995, the Company contributed approximately $55,000 to the 401(k) Plan on behalf of its employees.

Deferred Compensation Plan

         Certain of the Company's key employees are eligible to participate in a Deferred Compensation Plan (the "Deferred Compensation Plan"). Key employees eligible to participate in the Deferred Compensation Plan constitute a select group of highly compensated or management personnel and are selected by the Compensation Committee of the Company. Under the Deferred Compensation Plan, key employees are permitted to defer receipt of 100% of their annual compensation. The Company currently matches the key employees' deferrals up to a maximum of 6% of their contributions. The funds are deposited with Norwest Bank Colorado, NA, as Trustee of the Deferred Compensation Plan's Public Trust, and they are invested in a number of pre-selected investment funds. Both the key employees' contributions and the Company's contributions are at all times subject to the claims of the Company's general creditors.

         Key employees who participate in the Deferred Compensation Plan receive a distribution of their contributions, the Company's contributions, and earnings attributable to those contributions on their separation from employment with the Company or their death. The Deferred Compensation Plan also permits hardship distributions in certain circumstances. The amount of benefits ultimately payable to a key employee participant depends upon the performance of the investment funds held by the trust. During 1995, the Company contributed approximately $30,000 to the Deferred Compensation Plan on behalf of its key employees.

Compensation Committee Interlocks and Insider Participation

         The Company established a Compensation Committee and an Executive
Stock Option Plan Committee in August 1996. The Compensation Committee consists of Messrs. Jones, Malone and Vanaselja. The Executive Stock Option Committee consists of Messrs. Malone and Vanaselja and Ms. Lawton. During 1995, the Company's Board of Directors set the compensation of the Company's executive officers and was comprised of, at various times, Mr. Jones, Mr. Griffin, Gregory Liptak, Bernard J. Luskin, Reynie U. Ortiz, Donald A. Sutton and Daniel E. Somers.

         Messrs. Jones, Griffin, Liptak, Luskin, Ortiz and Sutton served as executive officers of the Company and certain of its subsidiaries, and also served as directors and officers of a number of the Company's affiliates during 1995. As individuals, the Company's executive officers and directors had no reportable transactions with the Company. See "Certain Relationships and Related Transactions" for a discussion of certain transactions between the Company and its affiliates.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Investments and Advances by Affiliates

         From the Company's inception, it has relied primarily on advances from Jones International and Jones Intercable to fund the Company's operating and investment activities. These advances accrue interest at the published prime rate plus 2% (approximately 11% in 1995). The Company paid interest of approximately $695,000, $541,000 and $1.1 million to Jones International in 1993, 1994 and 1995, respectively, in connection with these advances. The largest total amount of outstanding advances from Jones International in 1995 was approximately $11.6 million in April 1995. At September 30, 1996, working capital advances from Jones International totaled approximately $2.0 million. The Company intends to repay the $1.4 million long-term portion of these advances upon the closing of this Offering. See "Use of Proceeds." Following the completion of this Offering, any advances from Jones International to fund the Company's operating activities, which advances are not expected to exceed $500,000 at any time, will bear interest at or below market rates.

         In March 1996, the Company issued 144,210 shares of Class A Common Stock and 144,210 shares of Class B Common Stock to Jones International to repay $6.3 million owed to Jones International.

         Prior to 1995, Jones Intercable advanced $20 million to the Company's subsidiary, Mind Extension University, Inc. Prior to the conversion of the advance into Class A Common Stock (as described below), the advance accrued interest at Jones Intercable's weighted average cost of borrowing plus 2% (approximately 11% in 1995). The total interest paid by the Company to Jones Intercable on this advance totalled approximately $300,000, $2,094,000 and $704,000 for 1993, 1994 and 1995, respectively. The largest total amount of outstanding advances from Jones Intercable in 1995 was $20 million in April 1995. On April 10, 1995, the Company issued shares of Class A Common Stock to Jones Intercable representing a then 16.7% interest in the Company to repay the entire $20 million advance.

         On December 20, 1994, BCI purchased an approximately 30% economic interest in Jones Intercable. In connection with this investment, BCI also purchased an approximately 15% economic interest in the Company for $18 million. At that time, BCI entered into a shareholders agreement with the Company, Jones International and Glenn R. Jones that, among other things, grants to BCI and its affiliates certain registration rights with respect to the Company's capital stock. See "Shares Eligible for Future Sale."

Guarantee by Affiliate

         On September 30, 1996, Jones International agreed to guarantee the Company's obligations to a media buying company with which the Company has contracted to purchase broadcast media time. Pursuant to this agreement, Jones International guaranteed to the media buying company the payment of any sum of money that the Company shall owe to the media buying company as a result of its purchase of broadcast time for the Company's advertisements and promotions during the fourth calendar quarter of 1996 in an amount not to exceed $1.2 million. This guarantee is terminable upon notice to the media buying company by Jones International, with such termination effective only as to obligations incurred by the Company subsequent to such notice. Jones International is under no obligation to make additional guarantees on behalf of the Company in the future.

Tax Sharing Agreement

         The Company joined in filing a consolidated tax return for 1993 and 1994 as provided for under the terms of a tax allocation agreement with Jones International and certain of Jones International's subsidiaries. Pursuant to the terms of the tax allocation agreement, tax provisions (benefits) were allocated to the members of the tax sharing group based on their pro rata contribution of taxable income (loss) to Jones International's consolidated taxable income
(loss).

         In 1993 and 1994, the Company recognized income tax benefits as a result of the tax sharing arrangement of approximately $408,000 and $1,801,000, respectively. No current income tax benefit was recognized by the Company in 1995 or as of September 30, 1996, as the Company fell out of the Jones International tax sharing agreement in December 1994 when the Company no longer met the 80% ownership requirement for inclusion in the tax sharing group.

Loans to Affiliates

         In April 1996, the Company and its subsidiary, Mind Extension University, Inc., each agreed to loan $166,667 (for a total of $333,334) to The International Community College ("ICC"), a non-profit entity of which the Company and Mind Extension University, Inc. are members. Interest accrues on these loans at the rate of 10% per annum. The loans provide that ICC will make quarterly principal and interest payments of $41,667 to each of the Company and Mind Extension University, Inc. beginning on July 1, 2000 and ending on April 1, 2002. In July 1995, the Company advanced $50,000 of the $166,667. In December 1995, Mind Extension University, Inc. advanced $50,000 of the $166,667. In February 1996, the Company and Mind Extension University, Inc. each funded ICC with an additional $75,000 on the same terms and conditions as described above. At September 30, 1996, a total of $250,000 was outstanding under these loans.

Sales Commissions

         Jones International Networks, Ltd. ("JIN"), a subsidiary of Jones International, earns a three percent commission on the sale of airtime for informational programming to third parties. JEC Knowledge TV and Jones Computer Network paid commissions to JIN totaling approximately $52,000 for 1995.

Affiliate Fees

         The Company sells its programming to certain cable television systems owned and managed by Jones Intercable. In 1993, 1994 and 1995, these systems paid total subscriber license fees to JEC Knowledge TV of approximately $417,000, $640,000, $861,000, respectively. In 1994 and 1995, these systems paid total subscriber license fees to Jones Computer Network of approximately $237,000 and $1.1 million, respectively.

Transponder Agreements

         Jones Satellite Holdings, Inc. ("Satellite Holdings"), a wholly-owned subsidiary of Mind Extension University, Inc., began subleasing to Jones Galactic Radio, Inc. ("Galactic Radio"), an affiliate of the Company, an audio channel on a non-preemptible satellite transponder on the Galaxy V communications satellite for approximately $58,000 per month in January 1995. Satellite Holdings has the right to terminate the sublease prior to its May 2004 expiration date upon 30-days written notice. Satellite Holdings leases the transponder from a third party pursuant to a lease that terminates in 2004. Satellite Holdings received lease payments from Galactic Radio of approximately $696,000 for the year ended December 31, 1995.

         In fiscal 1994, Jones Computer Network entered into a lease agreement with Jones Space Segment, Inc. ("Space Segment"), a subsidiary of Jones International, to sublease from Space Segment a non- preemptible transponder on a domestic communications satellite that is currently leased by Space Segment from a third party. Under the terms of the agreement, Space Segment has the right to terminate the license at any time upon 30 days written notice to Jones Computer Network. The monthly lease payments may be adjusted periodically through the December 2004 agreement expiration date based on the number of customers using the transponder. Jones Computer Network made lease payments to Space Segment of approximately $267,000 and $1.2 million in 1994 and 1995, respectively.

Uplinking and Other Services

         Jones Earth Segment, Inc. ("Earth Segment"), a subsidiary of Jones International, provides playback, editing, duplicating and uplinking services to the Company pursuant to an agreement that terminates on December 31, 2004. Earth Segment has the right to terminate this agreement upon 30-days written notice. The Company paid Earth Segment approximately $1.0 million, $1.4 million and $1.9 million for these services in 1993, 1994 and 1995, respectively.

Programming

         Jones Digital Century, Inc. ("JDC"), a subsidiary of Jones Interactive, Inc., provides program production services to the Company. The Company paid approximately $1.1 million to JDC for programming in 1995.

         The Mind Extension Institute, Inc. ("MEI"), a subsidiary of the Company, provides cable-related instructional videos and other training materials to MSOs, including Jones Intercable and its affiliates. In 1993, 1994 and 1995, MEI charged Jones Intercable and its affiliates approximately $13,000, $252,000 and $39,000, respectively, for these materials.

Computer Services

         Jones Interactive, Inc. ("JII"), a wholly-owned subsidiary of Jones International, provides computer hardware and software services and miscellaneous related support services to the Company. The Company paid JII approximately $236,000, $449,000 and $895,000 for these services in 1993, 1994 and 1995, respectively.

Office Lease

         The Company subleases office space in Englewood, Colorado from affiliates of Jones International. This sublease, as amended, has a 15-year term, expiring July 2000, with three five-year renewal options. The Company paid rent and associated expenses of approximately $211,000, $196,000 and $373,000 to these affiliates in 1993, 1994 and 1995, respectively.

Administrative Services

         The Company also reimburses Jones International and Jones Intercable for certain administrative services provided by these companies, such as legal, accounting, purchasing and human resources services. Jones International and Jones Intercable charge the Company for these services based upon an allocation of its personnel expenses associated with providing these services. These allocated expenses totaled approximately $70,000, $92,000 and $119,000 in 1993, 1994 and 1995, respectively.

Loan to Mr. Amos

         In February 1996, the Company made a $77,000 interest-free bridge loan to Paul R. Amos, the Vice President/International Business Development and a Director of the Company, in connection with Mr. Amos' employment and to facilitate his relocation to the Company's Englewood, Colorado headquarters. The loan is repayable out of the proceeds from the sale of Mr. Amos' former residence.

         In the foregoing transactions no third party bids or appraisals were obtained. In addition, certain of these transactions are by their nature unique to the companies involved. Accordingly, no assurance can be given that these transactions were generally as favorable to the Company as could have been obtained from unaffiliated third parties. All of the transactions described above, other than the advances from Jones Intercable and from Jones International and the investment by BCI, are expected to continue during the current fiscal year and additional agreements and transactions with affiliated parties may be arranged in the future.

         In addition, Messrs. Jones and Griffin and Msses. Steele and Garcia, officers and/or directors of the Company, are also officers or directors of these affiliated entities and, from time to time, the Company may enter into transactions with these entities. Consequently, such officers and directors may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and such affiliates. In addition, such directors and/or officers may have such conflicts of interest with respect to corporate opportunities suitable for both the Company and such affiliates. Neither the Company nor its Board of Directors has established any corporate policy to resolve such potential conflicts of interest between the Company and its affiliates.

         Under the Colorado Business Corporation Act, as amended (the "Colorado Act"), no conflicting interests transaction shall be void or voidable or give rise to an award of damages in a proceeding by a shareholder or by or in the right of the corporation, solely because the conflicting interest transaction involves a director of the corporation or an entity in which a director of a corporation is a director or officer or has a financial interest or solely because the director is present at or participates in the meeting of the corporation's Board of Directors or of a committee of the Board of Directors which authorizes, approves, or ratifies the conflicting interest transaction or solely because the directors' vote is counted for such purpose, if: (i) the material facts as to the directors relationship or interest and as to the conflicting interest transaction are disclosed or known to the Board of Directors or the committee and said Board of Directors or committee authorizes, approves, or ratifies in good faith the conflicting interest transaction, (ii) the material facts as to the director's relationship or interest and as to the conflicting interest transaction are disclosed or known to the shareholder entitled to vote thereon and said shareholders specifically authorize, approve, or ratify in good faith the conflicting interest transaction or (iii) the conflicting interest transaction is fair as to the corporation.

         Conflicts of interest also may arise in managing the operations of more than one entity with respect to allocating time, personnel and other resources between entities. To the extent deemed appropriate by the Company, such conflicts would be resolved by employing additional personnel as necessary. See "Risk Factors - Conflicts of Interest; Transactions with and Reliance on Affiliates."

                      PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Class A Common Stock and Class B Common Stock as of December 19, 1996 and as adjusted to reflect the sale of shares offered hereby, by: (i) each Selling Shareholder, (ii) each person known by the Company to be the beneficial owner of more than 5% of the Class A Common Stock or Class B Common Stock, (iii) certain of the Company's directors, (iv) certain of the Named Executive Officers and (v) all directors and executive officers of the Company as a group. Ms. Lawton and Messrs. Malone, Vanaselja, Griffin, Wheeler and Amos, directors and/or officers of the Company, do not beneficially own any shares of Class A Common Stock or Class B Common Stock and have therefore been omitted from the following table. Except as otherwise indicated, each person named in the table below has informed the Company that such person has sole voting and investment power with respect to all shares beneficially owned by it.


                                                  Class A Common Stock                   Class B Common Stock
                                ---------------------------------------------------------  Owned Before and
                                Owned Before Offering                Owned After Offering   After Offering         Percent of
                                ---------------------                -------------------- -------------------  Vote of All Classes
                                 Number                Shares Sold    Number               Number                of Common Stock
Beneficial Owner                of Shares    Percent   In Offering   of Shares   Percent  of Shares   Percent    After Offering
----------------                ---------    -------   -----------   ---------   -------  ---------   -------    --------------

Glenn R. Jones/(1)/             3,005,325     81.4%      944,735     2,060,590    21.7%    2,089,620    100.0%          75.5%

Bell Canada International         686,850     18.6       155,265       531,585     5.6            --     --              1.8%
BVI III Limited/(2)/

All executive officers          3,005,325     81.4%      944,735     2,060,590    21.7%    2,089,620    100.0%          75.5%
    and directors as a group
    (12 person(s))/(3)/

--------------------

(1) Glenn R. Jones is the Chairman of the Board of Directors and Chief Executive Officer of Jones International and owns all of the outstanding shares of Jones International and is therefore deemed to be the beneficial owner of all 2,759,655 shares of Class A Common Stock and all 1,843,950 shares of Class B Common Stock currently owned by Jones International. Mr. Jones is also the Chairman of the Board of Directors and Chief Executive Officer of Jones Intercable and beneficially owns shares of the common stock of Jones Intercable entitling him to cast 41% of the votes to be cast on all matters put to a vote of Jones Intercable's shareholders voting as a single class. He therefore may be deemed to be the beneficial owner of all 915,705 shares of Class A Common Stock currently held by Jones Intercable. Share amounts shown do not include shares beneficially owned by BCI, of which Mr. Jones is a director. Mr. Jones disclaims beneficial ownership of such shares. Glenn R. Jones', Jones International's and Jones Intercable's address is 9697 East Mineral Avenue, Englewood, Colorado 80112.

(2) Bell Canada International BVI III Limited ("Limited") is a wholly-owned subsidiary of BCI. As a result, BCI may be deemed to beneficially own all 686,850 shares of Class A Common Stock owned by Limited. Mr. Vanaselja, a director of the Company and an executive officer of BCI, disclaims beneficial ownership of such shares. BCI's address is 1000 rue de La Gauchetiere Ouest, Bureau 1100, Montreal, Quebec, Canada H3B 4Y8.

(3)  Consists solely of shares beneficially owned by Glenn R. Jones.

                         DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 100,000,000 shares of Class A Common Stock, $.01 par value per share, of which 3,692,175 shares were outstanding on September 30, 1996, and 2,089,620 shares of Class B Common Stock, $.01 par value per share, of which 2,089,620 shares were outstanding on such date.

Common Stock

     Under the Company's articles of incorporation, the holders of the Class A Common Stock and Class B Common Stock are entitled to vote as separate classes with respect to those matters requiring a class vote under Colorado law, such as certain amendments to the Company's articles of incorporation which affect a class and certain mergers or share exchanges. On all matters requiring a class vote under the Colorado Act, passage will require the affirmative vote of the holders of two-thirds of the shares of each class, voting separately, and of the total shares entitled to vote thereon.

     Holders of Class A Common Stock and Class B Common Stock are entitled to share ratably in all dividends (whether paid in cash, property or shares of the Company), if declared by the Company's Board of Directors out of any funds legally available therefor and in assets available for distribution upon any liquidation of the Company, subject to the prior rights of creditors. The Company does not currently anticipate paying any dividends. See "Dividend Policy."

     The shares of Common Stock are not subject to redemption or to any liability for further calls or assessments, and the holders of such shares do not have preemptive or other rights to subscribe for additional shares of the Company or any rights to convert such shares into any other securities of the Company.

Class A Common Stock

     Each share of Class A Common Stock casts one-tenth of a vote on all matters put to a vote of the shareholders. On all matters except for the election of directors or as otherwise required by law, the holders of Class A Common Stock and Class B Common Stock vote together as a single class. As long as the Class A Common Stock constitutes more than 10% of the issued and outstanding shares of Common Stock, the holders of Class A Common Stock, voting as a separate class, are entitled to elect that number of directors that constitute 25% percent of the total membership of the Board of Directors (if such number of directors is not a whole number, the holders of the Class A Common Stock are entitled to elect the nearest higher whole number of directors that constitute at least 25% of the Board of Directors). Holders of the Class A Common Stock are not entitled to cumulate their votes in the election of directors. Directors elected by the Class A Common Stock may be removed from office, with or without cause, only by the holders of the Class A Common Stock. Any vacancies on the Board of Directors may be filled by the remaining directors, regardless of which class of Common Stock elected the director whose directorship has been vacated.

     Upon the completion of this Offering, the outstanding shares of Class A Common Stock will constitute approximately 82% of the total outstanding shares of capital stock of the Company and will be entitled to cast approximately 31% of the votes to be cast in matters to be acted upon by shareholders of the Company not requiring a class vote.

Class B Common Stock

     Each share of Class B Common Stock casts one vote on all matters put to a vote of the shareholders. On all matters except for the election of directors or as otherwise required by law, the holders of Class A Common Stock and Class B Common Stock vote together as a single class. In the election of directors, the holders of Class B Common Stock, voting as a separate class, are entitled to elect all of the directors not specially entitled to be elected by the holders of the Class A Common Stock. Holders of the Class B Common Stock are not entitled to cumulate their votes in the election of directors. Directors elected by the Class B Common Stock may be removed from office, with or without cause, only by the holders of the Class B Common Stock. Any vacancies on the Board of Directors may be filled by the remaining directors, regardless of which class of Common Stock elected the director whose directorship has been vacated.

     Upon the completion of this Offering, the outstanding shares of Class B Common Stock will constitute approximately 18% of the total outstanding shares of capital stock of the Company and will be entitled to cast approximately 69% of the votes to be cast in matters to be acted upon by shareholders of the Company not requiring a class vote.

Certain Provisions of the Articles of Incorporation

     In accordance with the Colorado Act, the Company's articles of incorporation eliminate in certain circumstances the liability of directors of the Company for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its shareholders,
(ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a willful or negligent declaration of an unlawful distribution or (iv) for transactions from which the director derived an improper personal benefit.

     The Company's articles of incorporation also provide that the Company shall indemnify any person and his or her estate and personal representatives against all liability and expense incurred by reason of the person being or having been a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company or any of its subsidiaries as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promoter, or a trustee of, or to hold any similar position with, another domestic or foreign corporation or other individual or entity or of an employee benefit plan, to the full extent permitted under the Colorado Act. The Colorado Act requires a corporation to indemnify its officers and directors against reasonable expenses incurred in any proceeding to which the officer or director is a party and was wholly successful, on the merits or otherwise, in defense of the proceeding. In addition to this mandatory indemnification, the Colorado Act provides that a corporation may indemnify its officers and directors against liability and reasonable expenses if the officer or director acted in good faith and in a manner reasonably relieved to be in the best interests of the corporation in the case of conduct in an official capacity, in a manner he or she reasonably believed was at least not opposed to the corporation's best interests in all other cases, or in a manner he or she had no reasonable cause to believe was unlawful in the case of criminal proceedings. In actions by or in the name of the corporation, the Colorado Act provides the same standard but limits indemnification to reasonable expenses incurred by the director and prohibits any indemnification if the director was adjudged liable to the corporation. The Colorado Act also prohibits indemnification of a director in connection with actions charging improper personal benefit to the director if the director is adjudged liable on that basis.

     Certain provisions of the Company's articles of incorporation and bylaws may have the effect of preventing, discouraging or delaying any change in the control of the Company and may maintain the incumbency of the Board of Directors and management. Under the Company's articles of incorporation, a majority of the directors then in office, though less than a quorum, or the sole remaining director, will be empowered to fill any vacancy on the Board of Directors. A two-thirds vote of the Common Stock will be required to alter, amend or repeal the foregoing provisions. This provision for filling vacancies on the Board of Directors may discourage a third party from attempting to gain control of the Company and may maintain the incumbency of the Board of Directors. The Company is not aware of any plans by a third party to seek control of the Company. See "Risk Factors - Anti-Takeover Effects; Potential Unfavorable Treatment in Takeover."

Transfer Agent and Registrar

     The transfer agent and registrar for the Class A Common Stock will be American Securities Transfer & Trust, Incorporated, Denver, Colorado.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 9,492,175 shares (10,527,175 shares if the Underwriters' over-allotment option is exercised in full) of Class A Common Stock. Of these shares, all 6,900,000 shares (7,935,000 shares if the Underwriters' over-allotment option is exercised in full) sold by the Company in this Offering will be freely transferable by persons other than "affiliates" of the Company without restriction under the Securities Act.

     The remaining 2,592,175 shares of Class A Common Stock outstanding will be held by affiliates of the Company and will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. The Company and its shareholders, officers and directors have agreed not to publicly offer to sell, sell, contract to sell or otherwise publicly dispose of such shares for at least 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. The Company understands that Montgomery Securities may, in its discretion, waive these agreements at any time. Following the expiration of such lock-up agreements, 2,592,175 shares will become available for resale in the public market, all of which are subject to the volume limitations, holding period and other restrictions of Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her shares of Class A Common Stock for at least two years, including an "affiliate" of the Company (as that term is defined under the Securities Act), is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Class A Common Stock of the Company or (ii) the average weekly trading volume of the then outstanding shares of Class A Common Stock during the four calendar weeks preceding each such sale. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least three years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Affiliates, including members of the Company's Board of Directors and executive officers, continue to be subject to such limitations.

     In connection with BCI's acquisition of a then 15% equity interest in the Company in December 1994, BCI entered into a Shareholders Agreement, dated as of December 20, 1994, with Glenn R. Jones, Jones International and the Company (the "Shareholders Agreement") that, among other things, grants to BCI and certain of its affiliates (the "BCI Holders") certain registration rights with respect to the Company's capital stock. On August 7, 1996, Mr. Jones and Jones International (collectively, the "Jones Holders") and the Company entered into a Registration Rights Agreement on substantially the same terms and conditions as the registration rights granted to the BCI Holders under the Shareholders Agreement. Pursuant to such registration rights, each of the BCI Holders and the Jones Holders have the right to demand, up to three times, that the Company file a registration statement with the Commission to register the sale of their shares of the Company's capital stock and to piggy-back, an unlimited number of times, on certain other registration statements filed by the Company. The Jones Holders and the BCI Holders may demand that the Company register shares of its capital stock owned by them no more than once every nine months. The Jones Holders' and BCI Holders' registration rights terminate five years after the effective date of the registration statement for this Offering. The Jones Holders and the BCI Holders have exercised their piggyback registration rights in connection with this Offering.

     As compensation for services rendered in connection with this Offering, the Company has agreed to grant a warrant to M. Kane & Company, Inc. ("MKC") to purchase 28,750 shares (33,063 shares if the Underwriters' over-allotment option is exercised in full) of the Class A Common Stock at an exercise price equal to 120% of the initial public offering price. In connection with the warrant, MKC also received certain registration rights relating to the shares of Class A Common Stock underlying the warrant. See "Underwriting."

     Additionally, as of December 19, 1996, 1,100,000 shares of Class A Common Stock were reserved for issuance under the Company's Stock Option Plan. As of that date, the Company had granted options to purchase 381,500 shares of its Class A Common Stock under the Stock Option Plan.

     Prior to this Offering, there has been no market for the Class A Common Stock of the Company, and the amount, timing and nature of any future sale of Class A Common Stock will depend upon market conditions, the personal circumstances of the sellers and other factors. No predictions can be made as to the effect, if any, that public sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Class A Common Stock in the public market, pursuant to Rule 144 or otherwise, or the perception that such sales could occur, could have an adverse impact on the market price of the Class A Common Stock and the Company's ability to obtain additional equity financing. See "Risk Factors - Shares Eligible for Future Sale."

                                 UNDERWRITING

     The underwriters named below (the "Underwriters"), represented by Montgomery Securities, Piper Jaffray Inc. and MKC (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Class A Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if they purchase any.

     Underwriters                                               Number of Shares
     ------------                                               ----------------

     Montgomery Securities ...................................
     Piper Jaffray Inc........................................
     M. Kane & Company, Inc...................................
                                                                   ---------

           Total..............................................     6,900,000
                                                                   =========

     The Representatives have advised the Company and the Selling Shareholders that the Underwriters initially propose to offer Class A Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $ per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Class A Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. Montgomery Securities and Piper Jaffray Inc. have advised the Company that they intend to make a market in the Class A Common Stock after the consummation of this Offering.

     The Company and the Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 870,000 and 165,000 additional shares of Class A Common Stock, respectively, to cover over-allotments, if any, at the same price per share as the initial 6,900,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

     Each director and executive officer of the Company, the Selling Shareholders and certain other holders of Class A Common Stock have agreed, subject to certain limited exceptions, not to publicly sell or offer to sell or otherwise publicly dispose of any shares of Class A Common Stock currently held by them, any right to acquire any shares of Class A Common Stock or any securities exercisable for or convertible into any shares of Class A Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will severally indemnify the Underwriters and their controlling persons against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Class A Common Stock offered hereby.

     On May 29, 1996, the Company and MKC entered into an agreement pursuant to which MKC agreed to provide financial advice and assistance to the Company about strategic alternatives, including financial structuring and valuation-related analyses, and in the event that the Company elected to execute an initial public offering, to assist the Company with its structure and conduct. In consideration for such services, MKC has received a $250,000 fee and, beginning as of June 1996, a retainer of $20,000 per month. MKC is also entitled to advisory fees equal to 1.875% of the gross proceeds of this Offering, which fees are estimated to be $2.0 million and will be offset by any fees previously paid by the Company to MKC. MKC will also receive the MKC Warrant. In addition, the Company is required to reimburse MKC for its reasonable out-of-pocket fees and expenses. The agreement will terminate upon the closing of this Offering.

     The Company has also agreed to issue to MKC the MKC Warrant which grants the right for five years to purchase 28,750 shares (33,063 shares if the Underwriters' over-allotment option is exercised) of the Class A Common Stock at an exercise price equal to 120% of the initial public offering price set forth on the cover page of this Prospectus. The MKC Warrant will be exercisable one year after the effective date of the Registration Statement relating to this Offering and carries one demand and unlimited "piggyback" registration rights. The MKC Warrant is not transferable (except to certain employees and affiliates of MKC). The exercise price and the number of shares may, under certain circumstances, be subject to adjustment pursuant to anti-dilution provisions. MKC was first registered as a broker-dealer in July 1994. Its president, Michael
W. Kane, previously worked as an investment banker on underwritten public offerings.

     Prior to this offering, there has been no public market for the Class A Common Stock. Consequently, the initial public offering price will be determined through negotiations among the Company, the Selling Shareholders and the Representatives. Among the factors considered in such negotiations will be the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the Company's past and present operations and financial performance, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of this Offering and the market prices of publicly traded common stocks of comparable companies in recent periods.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for the Company by Davis, Graham & Stubbs LLP, Denver, Colorado. Certain legal matters will be passed upon for the Underwriters by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas.

                                    EXPERTS

     The financial statements of the Company at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and the Registration Statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.


                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") under the Securities Act with respect to the shares of Class A Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any agreement or other document referred to are not necessarily complete. With respect to each such agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in all respects by such reference.

     The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at its Washington, D.C. address upon payment of the prescribed fees. The Commission also maintains a World Wide Web site that contains reports, proxy statements and information statements of registrants (including the Company) that file electronically with the Commission at http://www.sec.gov.

     Upon completion of this Offering, the Company will be subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports, proxy statements and other information with the Commission.

     The Company intends to furnish its shareholders with annual reports containing audited financial statements and a report of independent certified public accountants. The Company will make available quarterly reports for each of the first three quarters of each fiscal year containing unaudited summary financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                           Page
                                                                                           ----
Jones Education Company and Subsidiaries Consolidated Financial Statements
--------------------------------------------------------------------------

Report of Independent Public Accountants...............................................     F-2

Consolidated Balance Sheets as of December 31, 1994 and 1995 and September 30, 1996....     F-3

Consolidated Statements of Operations for the Three Years Ended
December 31, 1995, and the Nine Month Periods Ended September 30, 1995 and 1996........     F-5

Consolidated Statements of Shareholders' Investment for the Three Years
 Ended December 31, 1995, and the Nine Month Period Ended September 30, 1996...........     F-6

Consolidated Statements of Cash Flows for the Three Years Ended December 31,
 1995, and the Nine Month Periods Ended September 30, 1995 and 1996....................     F-7

Notes to Consolidated Financial Statements.............................................     F-8

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Jones Education Company:


          We have audited the accompanying consolidated balance sheets of Jones Education Company (a Colorado corporation) and subsidiaries (collectively, "the Company") as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



                                   ARTHUR ANDERSEN LLP

Denver, Colorado
August 21, 1996

                    JONES EDUCATION COMPANY AND SUBSIDIARIES
                    ----------------------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                                                                      ASSETS
                                                                      ------

                                                                  December 31,    December 31,   September 30,
                                                                      1994            1995            1996
                                                                 --------------  --------------  --------------
                                                                                                  (unaudited)
CURRENT ASSETS:

  Cash and cash equivalents                                        $ 8,258,040     $ 6,362,420     $ 3,069,974
  Short term investments                                            10,000,000               -       1,051,875
  Accounts receivable, net of allowance
   for doubtful accounts of $397,685,
   $199,160, and $157,194, respectively                              3,749,917       2,957,619       3,198,334
  Inventory                                                            442,676         585,985         615,493
  Other current assets                                                 617,516         298,954         384,588
                                                                   -----------     -----------     -----------
     Total Current Assets                                           23,068,149      10,204,978       8,320,264
                                                                   -----------     -----------     -----------

PROPERTY AND EQUIPMENT:

  Furniture, fixtures and equipment                                  1,368,812       1,821,453       2,039,622
  Leasehold improvements                                                65,432         122,921         310,539
                                                                   -----------     -----------     -----------
                                                                     1,434,244       1,944,374       2,350,161
  Less - accumulated depreciation

    and amortization                                                  (543,227)       (751,840)     (1,002,901)
                                                                   -----------     -----------     -----------
     Net Property and Equipment                                        891,017       1,192,534       1,347,260
                                                                   -----------     -----------     -----------

INVESTMENT IN PRODUCTIONS (Note 2):

  Investment in productions                                          1,004,763       1,254,635       1,371,775
  Less - accumulated amortization                                     (385,971)       (757,434)       (976,205)
                                                                   -----------     -----------     -----------
     Net Investment in Productions                                     618,792         497,201         395,570
                                                                   -----------     -----------     -----------

OTHER ASSETS:

  Notes receivable from affiliate (Note 6)                                  -          100,000         250,000
  Other                                                                188,408          70,192         697,054
                                                                   -----------     -----------     -----------
     Total Other Assets                                                188,408         170,192         947,054
                                                                   -----------     -----------     -----------

         Total Assets                                              $24,766,366     $12,064,905     $11,010,148
                                                                   ===========     ===========     ===========



              The accompanying notes to financial statements are
            an integral part of these consolidated balance sheets.

                   JONES EDUCATION COMPANY AND SUBSIDIARIES
                   ----------------------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                   LIABILITIES AND SHAREHOLDERS' INVESTMENT
                   ----------------------------------------

                                                                December 31,    December 31,   September 30,
                                                                    1994            1995            1996
                                                               --------------  --------------  --------------
                                                                                                (unaudited)
CURRENT LIABILITIES:

  Accounts payable and accrued liabilities                      $    340,934    $  1,461,774    $  1,348,044
  Accounts payable--Jones International,
   Ltd. (Note 4)                                                         -               -         2,012,182
  Accrued tuition (Note 2)                                           410,152         383,179         402,910
  Deferred revenue (Note 2)                                        1,153,230         457,551         725,606
  Other                                                                  -           114,227         200,580
                                                                ------------    ------------    ------------
     Total Current Liabilities                                     1,904,316       2,416,731       4,689,322
                                                                ------------    ------------    ------------
ADVANCES FROM JONES
 INTERNATIONAL, LTD. (Note 4)                                      6,680,032       6,768,894       1,400,000
                                                                ------------    ------------    ------------
LONG-TERM DEBT AND
 CAPITAL LEASES (Note 1)                                          20,012,621             -               -
                                                                ------------    ------------    ------------
MINORITY INTERESTS                                                       -               -           499,288
                                                                ------------    ------------    ------------
COMMITMENTS AND CONTINGENCIES (Note 8)

SHAREHOLDERS' INVESTMENT (Note 5):

  Class A Common Stock; $.01 par value;
   100,000,000 shares authorized; 2,632,260, 3,547,965
   and 3,692,175 shares issued and outstanding,
   respectively                                                       26,323          35,480          36,922
  Class B Common Stock; $.01 par value;
    2,089,620 shares authorized; 1,945,410, 1,945,410
    and 2,089,620 shares issued and outstanding,
    respectively                                                      19,454          19,454          20,896
  Additional paid-in capital                                      27,228,480      47,294,323      41,110,782
  Accumulated deficit (Note 2)                                   (31,104,860)    (44,469,977)    (36,747,062)
                                                                 -----------    ------------    ------------
     Total Shareholders' Investment                               (3,830,603)      2,879,280       4,421,538
                                                                ------------    ------------    ------------

         Total Liabilities and
            Shareholders' Investment                            $ 24,766,366    $ 12,064,905    $ 11,010,148
                                                                ============    ============    ============



             The accompanying notes to financial statements are an
              integral part of these consolidated balance sheets.

                    JONES EDUCATION COMPANY AND SUBSIDIARIES
                    ----------------------------------------
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------

                                                           For the Years Ended             For the Nine Months
                                                               December 31,                Ended September 30,
                                              ----------------------------------------   ---------------------------
                                                1993           1994           1995           1995          1996
                                                ----           ----           ----           ----          ----
                                                                                                 (unaudited)
REVENUES:
Network revenue--
    Advertising revenue                     $    542,716   $  3,423,587   $  5,397,013   $  3,396,525   $ 6,710,708
                                            ------------   ------------   ------------   ------------   -----------
    Licensing revenue--
    Non-affiliated entities                    2,635,004      3,070,734      4,103,593      3,164,886     3,468,630
    Affiliated entities                          416,740        877,271      2,686,090      1,976,775     2,201,949
                                            ------------   ------------   ------------   ------------   -----------
       Total licensing revenue                 3,051,744      3,948,005      6,789,683      5,141,661     5,670,579
                                            ------------   ------------   ------------   ------------   -----------
       Total network revenue                   3,594,460      7,371,592     12,186,696      8,538,186    12,381,287
Education products and services revenue        2,478,879      2,601,785      3,724,757      2,773,135     3,212,570
                                            ------------   ------------   ------------   ------------   -----------
    Total revenues                             6,073,339      9,973,377     15,911,453     11,311,321    15,593,857
                                            ------------   ------------   ------------   ------------   -----------

OPERATING EXPENSES:
Network expense--
    Non-affiliated entities                    3,846,013      4,860,812      6,868,786      5,340,294     5,554,999
    Affiliated entities                        1,041,894      1,675,804      4,174,761      3,252,981     3,843,574
                                            ------------   ------------   ------------   ------------   -----------
       Total network expense                   4,887,907      6,536,616     11,043,547      8,593,275     9,398,573

Education products and services expense        1,860,216      2,299,461      5,231,220      4,210,354     4,029,642
Selling and marketing expense                  4,379,072      5,321,710      5,617,969      4,289,068     2,832,246
General and administrative expense             5,005,943      6,047,707      6,326,717      4,719,484     3,482,900
                                            ------------   ------------   ------------   ------------   -----------
       Total operating expenses               16,133,138     20,205,494     28,219,453     21,812,181    19,743,361
                                            ------------   ------------   ------------   ------------   -----------

OPERATING LOSS                               (10,059,799)   (10,232,117)   (12,308,000)   (10,500,860)   (4,149,504)
                                            ------------   ------------   ------------   ------------   -----------

OTHER INCOME (EXPENSE):
Interest income                                   26,852        130,486        869,512        756,189       279,790
Interest expense - affiliated entities          (994,507)    (2,634,670)    (1,851,541)    (1,631,049)     (326,025)
Equity in loss of affiliated entity                  -              -          (72,845)           -        (114,301)
Other, net                                       891,956        (93,925)        (2,243)        (2,764)       (4,664)
                                            ------------   ------------   ------------   ------------   -----------
       Total other expense, net                  (75,699)    (2,598,109)    (1,057,117)      (877,624)     (165,200)
                                            ------------   ------------   ------------   ------------   -----------

Loss before income tax benefit and
 minority interests                          (10,135,498)   (12,830,226)   (13,365,117)   (11,378,484)   (4,314,704)

Income tax benefit (Note 7)                      407,868      1,801,448            -              -             -
                                            ------------   ------------   ------------   ------------   -----------
Minority interests in net loss
 of consolidated subsidiaries                        -              -              -              -         425,499
                                            ------------   ------------   ------------   ------------   -----------

NET LOSS                                    $ (9,727,630)  $(11,028,778)  $(13,365,117)  $(11,378,484)  $(3,889,205)
                                            ============   ============   ============   ============   ===========

NET LOSS PER COMMON SHARE (Note 2)                $(2.50)        $(2.82)        $(2.55)        $(2.09)        $(.68)
                                            ============   ============   ============   ============   ===========

PRO FORMA INCOME TAX BENEFIT (unaudited)
 (Note 7)                                            -              -              -              -             -
                                            ------------   ------------   ------------   ------------   -----------

PRO FORMA NET LOSS (unaudited)              $(10,135,498)  $(12,830,226)  $(13,365,117)  $(11,378,484)  $(3,889,205)
                                            ============   ============   ============   ============   ===========

WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING (Note 5)                          3,890,820      3,909,284      5,239,013      5,442,503     5,702,195
                                            ============   ============   ============   ============   ===========


              The accompanying notes to financial statements are
                an integral part of these financial statements.

                    JONES EDUCATION COMPANY AND SUBSIDIARIES
                    ----------------------------------------
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
              ---------------------------------------------------




                                                         Common Stock                 Additional                        Total
                                                         ------------
                                                 Class A              Class B           Paid-in      Accumulated    Shareholders'
                                                 -------              -------
                                            Shares     Amount    Shares     Amount      Capital        Deficit        Investment
                                            ------     ------    ------     ------      -------        -------        ----------

Balance, January 1, 1993                   1,945,410   $19,454  1,945,410   $19,454  $  9,085,671    $(10,348,452)   $ (1,223,873)
Executive Compensation Contribution              -         -          -         -          75,000             -            75,000
Net Loss                                         -         -          -         -             -        (9,727,630)     (9,727,630)
                                           ---------   -------  ---------   -------  ------------    ------------    ------------
Balance, December 31, 1993                 1,945,410    19,454  1,945,410    19,454     9,160,671     (20,076,082)    (10,876,503)
Issuance of Common Stock                     686,850     6,869        -         -      17,992,809             -        17,999,678
Executive Compensation Contribution              -         -          -         -          75,000             -            75,000
Net Loss                                         -         -          -         -             -       (11,028,778)    (11,028,778)
                                           ---------   -------  ---------   -------  ------------    ------------    ------------
Balance, December 31, 1994                 2,632,260    26,323  1,945,410    19,454    27,228,480     (31,104,860)     (3,830,603)
Issuance of Common Stock                     915,705     9,157        -         -      19,990,843             -        20,000,000
Executive Compensation Contribution              -         -          -         -          75,000             -            75,000
Net Loss                                         -         -          -         -             -       (13,365,117)    (13,365,117)
                                           ---------   -------  ---------   -------  ------------    ------------    ------------
Balance, December 31, 1995                 3,547,965    35,480  1,945,410    19,454    47,294,323     (44,469,977)      2,879,280
Issuance of Common Stock                     144,210     1,442    144,210     1,442     6,297,116             -         6,300,000
Issuance of Stock by Subsidiary                  -         -          -         -     (12,536,907)     11,612,120        (924,787)
Executive Compensation Contribution              -         -          -         -          56,250             -            56,250
Net Loss                                         -         -          -         -             -        (3,889,205)     (3,889,205)
                                           ---------   -------  ---------   -------  ------------    ------------    ------------
Balance, September 30, 1996 (unaudited)    3,692,175   $36,922  2,089,620   $20,896  $ 41,110,782    $(36,747,062)   $  4,421,538
                                           =========   =======  =========   =======  ============    ============    ============


              The accompanying notes to  financial statements are
                an integral part of these financial statements.

                   JONES EDUCATION COMPANY AND SUBSIDIARIES
                   ----------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                                                               For the Years Ended                           For the Nine Months
                                                                   December 31,                               Ended September 30,
                                                         ----------------------------------               --------------------------
                                                         1993           1994           1995                   1995          1996
                                                         ----           ----           ----                   ----          ----
                                                                                                                  (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                             $(9,727,630)  $(11,028,778)  $(13,365,117)          $(11,378,484)  $(3,889,205)
Adjustments to reconcile net loss to net
 cash  provided by (used in) operating
 activities:
     Depreciation and amortization                       169,144         72,685        627,580                429,289       469,832
     Equity in loss of subsidiary                              -              -         72,845                      -       114,301
     Minority interest in net loss                             -              -              -                      -      (425,499)
     Executive non-cash compensation contribution         75,000         75,000         75,000                 56,250        56,250
     Net change in assets and liabilities:
       Decrease (increase) in receivables               (430,414)    (2,650,354)       792,298                565,897      (240,715)
       Decrease (increase) in inventory and
        other current assets                            (134,955)      (219,804)       175,253                191,593      (115,142)
       Decrease (increase) in other assets               (74,669)       (97,003)       118,216                128,258      (626,862)
       Increase in accounts payable to
        Jones International, Ltd.                              -              -              -                993,091     2,012,182
       Increase (decrease) in accounts
        payable and accrued liabilities                  229,623        (42,132)     1,120,840                590,804      (113,730)

     Increase (decrease) in accrued tuition
       and other                                         491,587       (361,958)        14,409                 47,424        (8,217)

     Increase (decrease) in deferred revenue               3,000      1,150,230       (695,679)              (539,716)      268,055
                                                     -----------   ------------   ------------           ------------   -----------
     Net cash used in operating activities            (9,399,314)   (13,102,114)   (11,064,355)            (8,915,594)   (2,498,750)
                                                     -----------   ------------   ------------           ------------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                     (218,046)      (374,083)      (510,130)              (104,945)     (405,787)
Purchases of investments                                       -    (10,000,000)             -                      -    (1,051,875)
Proceeds from sale or maturity of investments                  -              -     10,000,000              4,540,534             -
Investment in productions                               (214,700)      (383,309)      (297,376)              (240,225)     (117,140)
                                                     -----------   ------------   ------------           ------------   -----------
  Net cash provided by (used in) investing activities   (432,746)   (10,757,392)     9,192,494              4,195,364    (1,574,802)
                                                     -----------   ------------   ------------           ------------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from advances received from
 Jones International, Ltd.                                     -      3,356,853         88,862                 88,862        31,106
Repayment of advances from
 Jones International, Ltd.                            (1,678,620)             -              -                      -    (5,400,000)
Proceeds from sale of common stock of
 Jones Education Company                                       -     17,999,678              -                      -     6,300,000
Proceeds from borrowings                               9,201,000     10,799,000              -                      -             -
Repayment of borrowings                                  (58,025)       (67,940)             -                      -             -
Increase in advances to International
 Community College                                             -              -       (100,000)               (50,000)     (150,000)
Repayment of capital leases                                    -              -        (12,621)               (12,621)            -
                                                     -----------   ------------   ------------           ------------   -----------
   Net cash provided by (used in)
    financing activities                               7,464,355     32,087,591        (23,759)                26,241       781,106
                                                     -----------   ------------   ------------           ------------   -----------

INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                          (2,367,705)     8,228,085     (1,895,620)            (4,693,989)   (3,292,446)
                                                     -----------   ------------   ------------           ------------   -----------

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD                                   2,397,660         29,955      8,258,040              8,258,040     6,362,420
                                                     -----------   ------------   ------------           ------------   -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD             $    29,955   $  8,258,040   $  6,362,420           $  3,564,051   $ 3,069,974
                                                     ===========   ============   ============           ============   ===========

SUPPLEMENTAL CASH FLOW DISCLOSURES:
   Issuance of common stock in repayment of
    debt (Note 1)                                    $         -   $          -   $ 20,000,000           $ 20,000,000   $         -
                                                     ===========   ============   ============           ============   ===========

   Interest paid                                     $   994,507   $  2,634,670   $  1,851,541           $  1,631,049   $   326,025
                                                     ===========   ============   ============           ============   ===========

   Allocated income tax benefits                     $   407,868   $  1,801,448   $          -           $          -   $         -
                                                     ===========   ============   ============           ============   ===========

               The accompanying notes to financial statements are
                an integral part of these financial statements.

                            JONES EDUCATION COMPANY
                            -----------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
              ----------------------------------------------------

     AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 (unaudited)
     ---------------------------------------------------------------------


(1)  ORGANIZATION AND BUSINESS
     -------------------------

     Jones Education Company (the "Company"), was incorporated on June 18, 1990. The Company develops, acquires, markets and distributes knowledge-based television programs, distance education credit courses and other educational products and services that target the adult learning market. Through its television networks, JEC Knowledge TV and Jones Computer Network ("JCN"), the Company distributes knowledge-enhancing programs via multiple distribution channels. Mind Extension University, Inc. ("ME/U"), the operator of JEC Knowledge TV, is a 66-percent-owned subsidiary of the Company and JCN is an 81-percent-owned subsidiary of the Company. To date, the Company has invested heavily in building its cable distribution base and in developing its programming networks. Also, the Company has expanded into the international marketplace, through distribution of educational programming in the Asian and Latin American markets. To date, these international operations have not had a significant impact on the Company's results of operations.

     The funding of the Company's development has come primarily from equity funding and advances from its primary shareholders. The Company was formed by Jones International, Ltd. ("International"), a holding company with ownership interests in several companies involved in various aspects of the telecommunications industry, and Glenn R. Jones. International is wholly owned by Glenn R. Jones, Chairman and Chief Executive Officer of International. International also owns a controlling interest in Jones Intercable, Inc. ("Intercable"), a company which owns, operates and manages cable television systems serving approximately 1.4 million subscribers in the United States. In 1993, 1994 and 1995, Intercable advanced a total of $20 million to ME/U. In June 1995, Intercable converted these advances to ME/U into shares of Class A Common Stock of the Company for a then 17% equity interest in the Company. In December 1994, Bell Canada International Inc. ("BCI") purchased a then 15% equity position in the Company for $18 million (See Note 3 for additional information regarding BCI's investment). Further, in March 1996, the Company sold 144,210 shares of both its Class A and Class B Common Stock to International for $6.3 million, resulting in the following ownership of the Company as of September 30, 1996 (excluding the pro forma effect of the proposed offering described below):

               Glenn R. Jones             8%
               International             64%
               Intercable                16%
               BCI                       12%
                                       -----
                                        100%
                                       =====

     Expansion of the Company's business through the development, production, acquisition, marketing and distribution of its programming, as well as through increasing brand recognition of the Company's networks, will require significant expenditures. If the Company is unable to obtain additional financing on acceptable terms in the future, its operations and financial condition could be adversely affected. Although most of the Company's historical capital needs have been met by advances from and investments made by current shareholders, such entities are under no obligation to provide future advances to the Company.

     The Company is planning to register and sell additional shares of its Class A Common Stock to the public. The Company believes its growing revenue streams and available cash balances will allow it to meet its obligations through December 31, 1996.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     Principles of Consolidation
     ---------------------------
     The consolidated financial statements include the accounts of all subsidiaries which are majority-owned and controlled. Investments in entities which are not majority-owned and controlled by the Company are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

     Minority Interest
     -----------------
     The minority interest in the net income or loss of the Company's consolidated subsidiaries is reflected in the statement of operations. To the extent the minority interest in the net losses of the Company's consolidated subsidiaries exceeds the minority investment, such excess losses are charged to the Company. These excess losses are recovered against any future earnings in accordance with the provisions of Accounting Research Bulletin ("ARB") No. 51 or equity contributions by existing or new shareholders. The Company recorded losses of approximately $4,700,000, $4,400,000, and $4,600,000 in excess of the Company's ownership interest in its consolidated subsidiaries during the years ended December 31, 1993, 1994 and 1995, respectively, and losses of approximately $4,000,000 and $1,100,000 during the nine months ended September 30, 1995 and 1996, respectively.

     In March 1996, the Company exchanged $26 million of advances made to its subsidiary ME/U for newly-issued ME/U stock. The resulting net change in the Company's proportionate share of ME/U's equity from this contribution was approximately $925,000. As a result of the related-party nature of this exchange, the adjustments to the Company's equity reflect both the dilution of approximately $12,500,000 to the Company and the corresponding change in minority interest as well as the recovery of approximately $11,900,000 in excess losses previously allocated to the Company. As of December 31, 1994 and 1995, and September 30, 1996, the Company had accumulated losses in excess of the Company's ownership interest in its consolidated subsidiaries totaling approximately $9,400,000, $14,000,000 and $3,300,000, respectively.

     Cash and Cash Equivalents
     -------------------------
     The Company considers all highly-liquid investments with a maturity when purchased of three months or less to be cash equivalents.

     Short-term investments
     ----------------------
     Short-term investments mature within one year and are comprised of investments in debt securities. Due to the short-term nature of these securities, the estimated fair market value approximates cost. Therefore, no unrealized holding gains or losses are reflected in the accompanying financial statements.

     Inventories
     -----------
     Inventories consist of course and training materials and are valued on a first-in, first-out basis at the lower of cost or market value.

     Investment in Productions
     -------------------------
     As of December 31, 1994 and 1995, and September 30, 1996, the Company had a gross investment of $1,004,763, $1,254,635 and $1,371,775, respectively, in the production of telecourses and cable-related instructional videos. The investment consists primarily of costs incurred in the acquisition of programming and externally contracted development and production costs incurred in connection with the original productions of credit and non-credit telecourses and instructional videos. These production costs are amortized based upon the estimated life of each telecourse, which is typically two years. The Company also evaluates production costs periodically and charges them to expense when the telecourses or cable-related instructional videos are no longer distributed. Cable television programming and other educational product costs, which include all costs of producing cable television programs or other educational products, generally have estimated useful lives of less than one year and are thus expensed as incurred.

     Property and Equipment
     ----------------------
     Property and equipment is depreciated using the straight-line method over the estimated useful lives of five years. Leasehold improvements are depreciated over the lesser of five years or the term of the lease.

     Income Taxes
     ------------
     The Company accounts for deferred tax liabilities or assets based on the temporary differences between the financial reporting and tax bases of assets and liabilities as measured by the enacted tax rates which are expected to be in effect when these differences reverse. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not based upon current circumstances, are not expected to be realized.

     The Company's ownership of ME/U is below the 80 percent ownership requirement for inclusion in the Company's consolidated income tax return and, therefore, ME/U files separate federal and state income tax returns. As a result, ME/U's tax net operating loss carryforwards are not available to the Company.

     Revenue Recognition
     -------------------
     The Company generates revenue primarily through advertisements, cable operator and syndication licensing fees and education products and services. The Company generates advertising revenue by selling airtime to advertising agencies and other organizations who advertise their products or services on the networks. The Company recognizes revenue upon airing of the advertisements. Any amount paid by a customer for an advertisement that has not aired during the period is recorded as deferred revenue until such time as the advertisement is aired.

     The Company delivers its programming to affiliated and unaffiliated cable television systems for distribution to their viewers. Cable operator licensing fees are earned monthly based on a per subscriber licensing fee set under the terms of the respective cable operator's contractual agreement and the number of subscribers of the cable operator that are receiving the Company's programming during the respective month. Cable operator licensing fees are usually paid within 90 days.

     The Company, through its subsidiary ME/U, offers a number of degree programs and other for-credit courses from a number of accredited colleges and universities. The Company negotiates agreements with these universities for the sharing of gross tuition fees and other student services. All student registration, tuition payment collection and related support functions are coordinated by the Company. The Company accrues the universities' share of gross tuition fees when students are registered. Tuition fees are generally payable to these universities at the end of the course term. Tuition fee income is recognized by the Company over the related instruction period, which is generally 3 months.

     The Company also sells course support materials to students and video learning tools to consumers. Revenue is recognized from the sale of these and other student-related merchandise when the goods are shipped.

     Net Loss per Share
     ------------------
     Net loss per share of Class A and Class B Common Stock is based on the weighted average number of shares outstanding during the respective periods.

     Unaudited September 30 Results
     ------------------------------
     The accompanying September 30, 1996 and 1995 unaudited financial information reflects all necessary adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments were of a normal recurring nature.

     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     New Accounting Pronouncements
     -----------------------------
     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" (SFAS 121), which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. The Company adopted SFAS 121 effective January 1, 1996. Implementation of SFAS 121 had no material effect on the Company's financial position or results of operations.

     The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) effective January 1, 1996. SFAS 123 recommends a fair value based method of accounting for employee stock compensation, including stock options. However, companies may choose to account for stock compensation using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and provide pro forma disclosures of net income and earnings per share as if the fair value based method had been applied. The Company elected to account for stock compensation using the intrinsic value based method, and thus SFAS 123 will not have any impact on reported operating results.

(3)  INVESTMENT IN THE COMPANY BY BCI
     --------------------------------

     On December 20, 1994, BCI invested $18,000,000 in the Company through the acquisition of 686,850 shares of the Company's Class A Common Stock, which represented a then 15% equity interest in the Company. Due to issuances of additional shares of the Company's Class A Common Stock since that date, BCI's equity interest in the Company as of September 30, 1996 had been reduced to approximately 12%.

     Pursuant to the terms of a Shareholders Agreement dated as of December 20, 1994 among the Company, Glenn R. Jones, International and BCI (the "Shareholders Agreement"), BCI was granted certain rights including, among others, the right to designate one member of the Board of Directors of the Company, the same "shareholder rights" granted to any new unaffiliated shareholder that purchases 15% or less of the Company's equity, and both demand and piggy-back registration rights. The Shareholders Agreement also provides BCI with certain preemptive rights with respect to future issuances of stock by the Company and tag-along rights if International and Mr. Jones propose to sell the controlling interest in the Company. BCI's preemptive rights and tag-along rights will terminate at the time of the Company's initial public offering. In addition, the Shareholders Agreement granted International certain rights, including the right of first refusal should BCI desire to sell any of its shares in the Company. International's right of first refusal will terminate at the time of the Company's initial public offering. All of the foregoing provisions of the Shareholders Agreement, except for BCI's demand and piggy-back registration rights, automatically will terminate at such time as BCI's equity ownership in the Company drops below 10%.

(4)  TRANSACTIONS WITH AFFILIATED ENTITIES
     -------------------------------------

     International owns a controlling interest in a number of subsidiaries, including Intercable. As of September 30, 1996, Intercable owns 16 percent of the Company and 26 percent of ME/U. Certain members of management of the Company are also officers or directors of other affiliated entities and, from time to time, the Company may have transactions with these entities. Certain expenses are paid by affiliated entities on behalf of the Company and are allocated at cost based on specific identification or other methods which management believes are reasonable. Principal recurring transactions are described in the following discussion:

     Network Revenue
     ---------------
     Jones International Networks, Inc. ("JIN"), a subsidiary of International, earns a commission equal to 3 percent on the sale of airtime for informational programming to third parties. Prior to October 1, 1995, the Company did not have any commissions payable to JIN from this service. For the year ended December 31, 1995 and the nine month period ended September 30, 1996, JIN charged ME/U and JCN commissions totaling $51,574 and $182,648, respectively.

     The Company delivers its television programming to cable television systems, including cable television systems owned and managed by Intercable. Total cable operator license fees paid by Intercable to ME/U were $416,740, $639,892, $861,488, $619,397 and $670,491, for the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1995 and 1996, respectively. Total cable operator fees paid by Intercable to JCN were $-0-, $237,379, $1,128,302, $835,153 and $1,009,233 for the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1995 and 1996, respectively.

     Jones Satellite Holdings ("Satellite Holdings"), a wholly-owned subsidiary of ME/U, has entered into a transponder lease agreement with a third party. This agreement entitles Satellite Holdings to use a transponder (the "Transponder") on a domestic communications satellite on a full-time basis. In 1995, Satellite Holdings entered into a license agreement with Jones Galactic Radio ("JGR"), an affiliate of International. This agreement allows JGR to use a portion of the Transponder to distribute its audio programming. JGR agreed to pay Satellite Holdings $58,025 per month beginning in January 1995. Satellite Holdings has the right to terminate the license agreement at any time upon 30 days written notice to JGR. The amounts paid by JGR to Satellite Holdings for this service were $-0-, $-0-, $696,300, $522,225 and $522,225 for the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1995 and 1996, respectively.

     Education Products and Services Revenue
     ---------------------------------------
     Mind Extension Institute, Inc. ("MEI"), a subsidiary of the Company, provides cable-related instructional videos and other training materials to multi-system cable operators, including Intercable and its subsidiaries and managed partnerships. For the years ended December 31, 1993, 1994 and 1995 and the nine month periods ended September 30, 1995 and 1996, MEI charged Intercable and its affiliates $12,956, $252,054, $38,610, $29,776 and $64,444, respectively for these instructional materials.

Network Expense
---------------
Jones Digital Century ("JDC"), a wholly-owned subsidiary of Jones Interactive, Inc. ("JII", a wholly-owned subsidiary of International), provides linear video production services for the Company and its subsidiaries. Production services charges of $-0-, $-0-, $1,077,605, $977,130 and $1,717,259 were incurred by the
Company for the years ended December 31, 1993, 1994 and 1995 and the nine month periods ended September 30, 1995 and 1996, respectively.

Jones Earth Segment, Inc. ("Earth Segment"), a subsidiary of International, provides playback, editing, duplication and uplinking services primarily to its cable programming network affiliates. Earth Segment charges affiliates for its services using rates which are calculated to achieve a specified rate of return on investment to Earth Segment. For the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1995 and 1996, Earth Segment charged the Company and its subsidiaries $1,041,894, $1,409,136, $1,884,481, $1,366,347 and $1,487,198, respectively, for these services.

In 1994, JCN entered into a license agreement with Jones Space Segment, Inc. ("Space Segment"), a subsidiary of International, to use a non-preemptible transponder on a domestic communications satellite which Space Segment currently leases. JCN agreed to pay Space Segment $66,667 per month from September through December 1994 and $101,056 per month beginning January 1995. Beginning in January 1996, the monthly transponder fee charged to JCN decreased to $71,013 per month. Space Segment has the right to terminate the license at any time upon 30 days written notice to JCN. Monthly transponder expense may be adjusted periodically through the December 2004 agreement expiration date, depending on the number of networks being carried by the transponder. Transponder expenses of $0, $266,668 and $1,212,675 were charged to JCN for the years ended December 31, 1993, 1994 and 1995, and $909,504 and $639,117 were charged to JCN for the nine month periods ended September 30, 1995 and 1996, respectively.

General and Administrative Expense
----------------------------------
The Company leases office space in Englewood, Colorado from affiliates of International. Rent and associated expenses are allocated to the Company based on the amount of square footage it occupies. Office rent and related expenses of $211,020, $195,900, $373,333, $311,265 and $233,346 were charged to the Company for the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1995 and 1996, respectively.

JII provides computer hardware and software support services to the Company. Computer expenses of $235,982, $449,273, $894,909, $726,241 and $572,959 were charged to the Company for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively.

The Company and its consolidated subsidiaries reimburse International for certain allocated administrative personnel expenses. These expenses generally consist of salaries and related benefits. Allocations of personnel costs are generally based on actual time spent by affiliated associates with respect to the Company. Such allocated expenses totaled $69,713, $91,637, $118,593, $77,923 and $454,062 for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively.

Interest Expense
----------------
To assist in funding its operating and investing activities, the Company has borrowed funds from International and Intercable. International and Intercable charged interest on their advances to the Company at rates of approximately 8, 9, and 11 percent per annum in 1993, 1994 and 1995, respectively, and approximately 11 percent and 10 percent per annum during the nine months ended September 30, 1995 and 1996, respectively. International's interest rate is calculated using the published prime rate plus 2 percent. Intercable's interest rate is calculated using Intercable's weighted average cost of borrowings plus 2 percent. Total interest charged by International for the years ended December 31, 1993, 1994 and 1995 and the nine month periods ended September 30, 1995 and 1996, was $694,757, $540,930, $1,147,667, $927,175 and $326,025, respectively.
Total interest charged by Intercable for the years ended December 31, 1993, 1994 and 1995 and the nine month periods ended September 30, 1995 and 1996 was $299,750, $2,093,740, $703,874, $703,874 and $-0-, respectively.

While International has not established formal repayment terms and has agreed not to demand repayment of these advances until at least July 1997, the Company intends to repay the outstanding advances upon closing of the offering. As the Company intends to repay the remaining outstanding advances upon successful completion of the offering, the carrying value of the advances approximates the fair market value of such advances. Because International has agreed not to demand repayment until at least July 1997, the advances are considered long-term.

     Periodically, International remits funds on behalf of the Company and its subsidiaries to third parties and affiliates in payment of products and services purchased by the Company and its subsidiaries in their normal course of business. These amounts are then subsequently reimbursed to International on a timely basis as revenue proceeds are received by the Company. Due to their short-term nature, such amounts payable to International are classified as a current liability in the accompanying financial statements.

(5)  COMMON STOCK
     ------------

     Voting Rights
     -------------
     The Class A Common Stock has voting rights that are generally one-tenth of those held by the Class B Common Stock. In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect that number of directors that constitute approximately 25 percent of the total membership of the Board of Directors of the Company. Holders of the Class B Common Stock, also voting as a separate class, are entitled to elect the remaining directors. Glenn R. Jones directly or beneficially owns all of the Class B Common Stock.

     Stock Splits
     ------------
     Assuming the proposed offering is successful, the Board of Directors will approve a stock split whereby each share of the Company's Class A Common Stock will be exchanged into 285 shares of Class A Common Stock and each share of the Company's Class B Common Stock will be exchanged into 285 shares of Class B Common Stock. These stock splits have been reflected retroactively in the accompanying financial statements.

     Stock Option Plan
     -----------------
     An employee stock option plan has been adopted to provide for the granting of either incentive options or non-qualified options or a combination of such. The Company has reserved 1,100,000 shares of Class A Common Stock pursuant to this plan. Subsequent to September 30, 1996, options to purchase 381,500 shares of the Company's Class A Common Stock have been granted under this plan contingent upon closing of the offering. Such options shall be exercisable in equal installments over a four year period commencing on the first anniversary of the date of grant and shall expire, to the extent not exercised, on the tenth anniversary of the date of grant. Additional options to purchase shares of Class A Common Stock at the initial public offering price are expected to be granted to employees concurrent with the offering.

(6)  NOTES RECEIVABLE
     ----------------

     The Company and ME/U each agreed to loan The International Community College (the "College"), a non-profit entity of which the Company and ME/U are members, $166,667, for a total of $333,334. As of September 30, 1996, the Company and ME/U had each loaned $125,000 to the College pursuant to this agreement. This note will accrue interest at 10 percent per annum. The College will make quarterly principal and interest payments of $41,667 to be split equally between the Company and ME/U. The principal and interest payments commence on July 1, 2000 with final payment on April 1, 2002. This note receivable is not publicly traded, but management believes the note is reflected on the balance sheets at values approximating estimated fair market value.

(7)  INCOME TAXES
     ------------

     Prior to December 20, 1994, the Company and certain of its subsidiaries joined in filing a consolidated tax return as provided for under the terms of a tax sharing agreement with International and International's other subsidiaries. Pursuant to the terms of the agreement, tax (provisions) benefits are allocated to members of the tax sharing group based on their respective pro rata contribution of taxable (income) loss to International's consolidated taxable (income) loss. Income tax benefits recognized as a result of the tax sharing arrangement were $407,868 and $1,801,448 for the years ended December 31, 1993 and 1994, respectively. Absent the tax sharing agreement and as disclosed on a pro forma basis in the accompanying statements of operations, the Company would not have recognized any tax benefits because it has not yet demonstrated the ability to generate taxable income. On a pro forma, stand-alone basis, the net losses for the years ended December 31, 1993 and 1994 would have been $10,135,498 and $12,830,226, respectively, with other periods presented remaining the same.

     The difference between the statutory federal income tax rate and effective rate is summarized as follows (in thousands):


                                                                      December 31,                             September 30,
                                                          1993           1994           1995             1995                1996
                                                        --------------------------------------        -----------------------------
                                                                                                                (unaudited)
     Computed "expected tax benefit"                    $   3,521     $   4,464     $   4,652           $   3,982        $   1,361
     State taxes, net of federal benefit                      327           415           432                 370              126
     Other                                                      1            15            24                  18               27
                                                        ----------   -----------   -----------        -------------   -------------
                                                            3,849         4,894         5,108               4,370            1,514
     Valuation allowance                                   (3,441)       (3,093)       (5,108)             (4,370)          (1,514)
                                                        ----------   -----------   -----------        -------------   -------------
     Total income tax benefit                           $     408     $   1,801     $       -           $       -       $        -
                                                        ==========   ===========   ===========        =============   =============

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):


                                                                December 31,               September 30,
                                                           1994            1995                1996
                                                          ----------------------      ----------------------
                                                                                            (unaudited)
     DEFERRED TAX ASSETS:
     Net operating loss carryforwards                     $   9,369    $  14,366             $   14,623
     Future deductible amounts associated
      with other assets and liabilities                         374          304                    356
                                                          ----------   ----------            -----------
                                                              9,743       14,670                 14,979
     DEFERRED TAX LIABILITIES:
     Investments in productions, property
      and equipment                                             (94)        (102)                   (99)
     VALUATION ALLOWANCE                                     (9,649)     (14,568)               (14,880)
                                                          ----------   ----------            -----------
     Net deferred tax asset                               $       -    $       -             $        -
                                                          ==========   ==========            ===========

     At December 31, 1995, the Company had net tax operating loss carryforwards of approximately $7,300,000, which expire in 2010. ME/U's net tax operating loss carryforwards, which are not available to offset taxable income of the Company, are approximately $30,300,000 at December 31, 1995. The carryforwards expire between 2004 and 2010. Although management expects future results of operations to improve, it emphasizes the Company's and ME/U's past performance rather than growth projections when determining the valuation allowance. Any subsequent adjustment to the valuation allowance, if deemed appropriate due to changed circumstances, will be recognized as a separate component of the provision for income taxes.

     If the Company successfully completes its proposed offering of Class A shares, an ownership change as defined under tax statutes may occur, limiting the Company's yearly utilization of NOLs to offset future income. Management believes that the application of the limitation will not likely cause taxable income to occur in the near term due to unavailability of limited NOLs.

(8)  COMMITMENTS
     -----------

     Lease
     -----

     In June 1992, Satellite Holdings entered into a transponder lease agreement with an unaffiliated third party. Under the terms of the lease agreement, Satellite Holdings is required to pay $211,000 per month until 2004.

     Other Commitments
     -----------------

     Under the terms of one of its affiliation agreements with a cable operator, the Company pays a rebate to the cable operator equal to the operator's pro rata share of 20% of net advertising revenue generated by JEC Knowledge
     TV. The operator's pro rata share is based on the number of subscribers in its cable systems receiving JEC Knowledge TV as a percentage of the total number of subscribers receiving the network. In addition, the Company pays the cable operator a rebate equal to 5% of net sales receipts from sale of merchandise made to customers in zip codes served by the cable operator's systems carrying JEC Knowledge TV. As of December 31,1995, these rebates totaled approximately $35,000 and $61,000, respectively.

     On May 29, 1996, the Company and M. Kane & Company, Inc. ("MKC") entered into an agreement pursuant to which MKC agreed to provide financial advice and assistance, including valuation-related analyses of the Company, advice to the Company about strategic financial alternatives and assistance to the Company in structuring and conducting an initial public offering. In consideration for such services, MKC is being paid $20,000 per month from June 1996 until the closing of the initial public offering. MKC is also entitled to 1.875% of the gross proceeds of the initial public offering, less the monthly retainer payments received by it, as well as a warrant (the "MKC Warrant") to purchase shares of Class A Common Stock, as described below. In addition, the Company is required to reimburse MKC for its reasonable out-of-pocket fees and expenses. This agreement will terminate on the settlement date of the initial public offering.

     The Company has also agreed to issue to MKC the MKC Warrant, which grants the right for five years to purchase 28,750 shares (33,063 shares if the Underwriters' over-allotment option is exercised) of the Class A Common Stock at an exercise price equal to 120% of the initial public offering price. The MKC Warrant will be exercisable one year after the effective date of the registration statement relating to the Company's initial public offering.

     Litigation
     ----------

     In June 1996, the Company, ME/U and International were named as defendants in a lawsuit brought by three parties to an agreement entered into that provided for the distribution of JEC Knowledge TV programming in Taiwan. The plaintiffs allege that the Company, ME/U and International failed to perform their obligations under the agreement, including failing to provide the agreed upon programming hours for distribution in Taiwan. In addition, the plaintiffs have alleged fraud by misrepresentation and concealment, breach of contract and bad faith.

     The amount of damages being sought by the plaintiffs has not yet been specified. However, the Company believes that it has not breached the related agreements and further believes that its defenses are meritorious and intends to vigorously defend the litigation.

     In addition to the above matter, the Company is involved in certain other litigation. Management believes that the ultimate resolution of all of these matters will not have a material adverse effect on the Company's financial position or results of operations.

(9)  EMPLOYEE INVESTMENT AND DEFERRED COMPENSATION PLANS

     The Company's employees are eligible to participate in an Employee Profit Sharing/Retirement Savings Plan (the "401(k) Plan"). Under the 401(k) Plan, eligible employees are permitted to defer up to 16% of their annual compensation. In addition, the Company currently matches 50% of the employees' deferrals up to a maximum of 6% of their annual compensation, with the Company's contribution vesting immediately. Contributions to the 401(k) Plan are invested by the trustees of the 401(k) Plan in accordance with the directions of each participant. Participants or their beneficiaries are entitled to payment of benefits (i) upon retirement either at or after age 65, (ii) upon death or disability or (iii) upon termination of employment, unless the participant elects to receive payment prior to one of the events previously listed. For the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996, the Company contributed approximately $21,000, $54,000, $55,000, $43,000 and $56,000, respectively, to the 401(k) Plan on behalf of its employees.

     Certain of the Company's key management personnel are eligible to participate in a Deferred Compensation Plan (the "Deferred Compensation Plan"). Under the Deferred Compensation Plan, key employees are permitted to defer receipt of 100% of their annual compensation. The Company currently matches the key employees' deferrals up to a maximum of 6% of their contributions. The contributed funds are deposited with an independent trustee and are invested in a number of pre-selected investment funds. Both the key employees' and the Company's contributions are subject to the claims of the Company's creditors. Participants in the Deferred Compensation Plan receive a distribution of their contributions, the Company's contributions, and earnings attributable to those contributions on their separation from employment with the

     Company or their death. Contributions made by the Company to the Deferred Compensation Plan on behalf of key employees totaled approximately $10,000, $26,000, $30,000, $18,000 and $31,000 for the years ended December 31,
     1993, 1994, and 1995 and for the nine month periods ended September 30, 1995 and 1996, respectively.

The graphics presented on this page show JEC Knowledge TV's Fall 1996 Programming Schedule. The schedule is color coded with a legend to indicate the subject areas to which each program relates.

================================================================================


     No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Class A Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.


                        ------------------------------

                               TABLE OF CONTENTS

                        ------------------------------

                                                                            Page
                                                                            ----

Prospectus Summary............................................................ 3
Risk Factors.................................................................. 9
Use of Proceeds.............................................................. 18
Dividend Policy.............................................................. 18
Capitalization............................................................... 19
Dilution..................................................................... 20
Selected Consolidated Financial Data......................................... 21
Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............................. 23
Business..................................................................... 34
Management................................................................... 49
Certain Relationships and Related Transactions............................... 58
Principal and Selling Shareholders........................................... 63
Description of Capital Stock................................................. 64
Shares Eligible for Future Sale.............................................. 67
Underwriting................................................................. 69
Legal Matters................................................................ 71
Experts...................................................................... 71
Additional Information....................................................... 71
Index to Consolidated Financial Statements.................................. F-1



     Until        , 1997 (25 days after the date of this Prospectus) all dealers effecting transactions in the Class A Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.


================================================================================


================================================================================



                               6,900,000 Shares



                                    [LOGO]



                            JONES EDUCATION COMPANY




                             Class A Common Stock


                             --------------------

                                  PROSPECTUS

                             --------------------







                             MONTGOMERY SECURITIES



                              PIPER JAFFRAY INC.



                            M. KANE & COMPANY, INC.




                                          , 1996






================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions and the $2 million payable to M. Kane & Company, Inc. for financial advisory services, payable by the Company in connection with the sale of Class A Common Stock being registered (all amounts are estimated except the SEC Registration Fee and the NASD Filing Fee).

     SEC Registration Fee.............................................  $ 43,780
     National Association of Securities Dealers, Inc. Filing Fee......    13,200
     Nasdaq Listing Application Fee...................................    33,500
     Blue Sky Qualification Fees and Expenses (including legal fees)..    25,000
     Printing Expenses................................................   115,000
     Legal Fees and Expenses..........................................   175,000
     Accountants' Fees and Expenses...................................   100,000
     Transfer Agent and Registrar Fees................................    20,000
     Miscellaneous Expenses...........................................   124,520
                                                                         -------
             Total....................................................  $650,000
                                                                         =======


Item 14.  Indemnification of Directors and Officers.

     In accordance with the Colorado Act, the Company's articles of incorporation eliminate in certain circumstances the liability of directors of the Company for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director: (i) for a breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a willful or negligent declaration of an unlawful distribution or (iv) for transactions from which the director derived an improper personal benefit.

     The Company's articles of incorporation also provide that the Company shall indemnify any person and his or her estate and personal representatives against all liability and expense incurred by reason of the person being or having been a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company or any of its subsidiaries as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promoter, or a trustee of, or to hold any similar position with, another domestic or foreign corporation or other individual or entity or of an employee benefit plan, to the full extent permitted under the Colorado Act. The Colorado Act requires a corporation to indemnify its officers and directors against reasonable expenses incurred in any proceeding to which the officer or director is a party and was wholly successful, on the merits or otherwise, in defense of the proceeding. In addition to this mandatory indemnification, the Colorado Act provides that a corporation may indemnify its officers and directors against liability and reasonable expenses if the officer or director acted in good faith and in a manner reasonably relieved to be in the best interests of the corporation in the case of conduct in an official capacity, in a manner he or she reasonably believed was at least not opposed to the corporation's best interests in all other cases, or in a manner he or she had no reasonable cause to believe was unlawful in the case of criminal proceedings. In actions by or in the name of the corporation, the Colorado Act provides the same standard but limits indemnification to reasonable expenses incurred by the director and prohibits any indemnification if the director was adjudged liable to the corporation. The Colorado Act also prohibits indemnification of a director in connection with actions charging improper personal benefit to the director if the director is adjudged liable on that basis.

     Section 11 of the Underwriting Agreement (filed as Exhibit 1.1 hereto) provides that the Underwriters will indemnify and hold harmless the Company, and each of the Selling Shareholders and their respective directors, officers and controlling persons from and against certain liabilities, including any liability caused by any statement or omission in the Registration Statement or Prospectus based on certain information furnished to the Company by the Underwriters for use in the preparation thereof.

Item 15.  Recent Sales of Unregistered Securities.

     In the three years preceding the filing of this registration statement, the Company has issued the following securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act") (all share amounts reflect the proposed 285-for-1 stock-split):

     In May 1996, the Company agreed to grant a warrant to M. Kane & Company, Inc. ("MKC") to purchase 28,750 shares (33,063 shares if the Underwriters' over-allotment option is exercised in full) of the Class A Common Stock at an exercise price equal to 120% of the initial public offering price. In connection with the warrant, MKC also received certain registration rights that provide, among other things, that MKC will have one demand registration right and an unlimited number of piggy-back registration rights relating to the shares of Class A Common Stock underlying the warrant. The MKC Warrant is not transferable (except to certain employees and affiliates of MKC).

     On March 18, 1996, the Company issued 144,210 shares of Class A Common stock and 144,210 shares of Class B Common Stock to Jones International in return for the cancellation of approximately $6.3 million of debt owed by the Company to Jones International.

     On April 10, 1995, the Company issued 915,705 shares of Class A Common Stock to Jones Intercable in return for the cancellation of approximately $20 million of debt owed by one of the Company's subsidiaries to Intercable.

     On December 20, 1994, BCI purchased 686,850 shares of Class A Common Stock for $18 million.

     The Company issued all of the foregoing securities in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

Item 16.  Exhibits and Financial Statement Schedules.


    Exhibit
    Number                             Description of Exhibit
    ------                             ----------------------

     1.1*      Form of Underwriting Agreement
     3.1*      Articles of Incorporation of the Company
     3.2*      Bylaws of the Company
     4.1*      Form of Class A Common Stock Certificate
     4.2*      Shareholder Agreement dated as of December 20, 1994 among Glenn
               R. Jones, Jones International, Ltd., Bell Canada International
               Inc. and Jones Education Company
     4.3*      Registration Rights Agreement, dated August 7, 1996, among Jones
               Education Company, Glenn R. Jones and Jones International, Ltd.
     4.4**     Warrant Purchase Agreement, dated _____________, 1996, between
               Jones Education Company and M. Kane & Company, Inc.
     5.1**     Form of Opinion of Davis, Graham & Stubbs LLP as to the legality of issuance of the Company's Class A Common Stock
    10.1**     Agreement dated as of July 1, 1994 between Jones Education
               Company and The Board of Trustees of the California State
               University by and on behalf of California State University
               Dominguez Hills
    10.2**     Agreement dated as of October 29, 1993 between Jones Education
               Company and Regis University
    10.3**     Agreement dated November 14, 1995 between Jones Education
               Company and the Regents of the University of Colorado, on
               behalf of the University of Colorado at Colorado Springs
    10.4**     Agreement dated as of March 1, 1996 between Jones Education
               Company and Seattle Central Community College
    10.5**     Agreement dated September 29, 1994 and Addendum dated May 3, 1996 between Jones Education Company and the University of Delaware
    10.6*      Production Agreement dated September 1, 1995 between Jones
               Education Company and The Chronicle Publishing Company
    10.7*      Programming Distribution Agreement dated December 1, 1994 between
               Jones Education Company and Telecom Holding Company
    10.8*      Program License Contract dated as of June 28, 1996 between Jones
               Education Network/China, Inc. and China Education TV Productions
    10.9**     Affiliate Agreement dated as of January 10, 1994 between Mind
               Extension University, Inc. and Cox Cable Communications
    10.10**    Affiliate Agreement dated as of April 6, 1994 between Mind
               Extension University, Inc. and Marcus Cable Company, L.P.
    10.11**    Master Agreement dated December 12, 1995 between Mind Extension
               University, Inc. and the National Cable Television Cooperative,
               Inc.
    10.12**    Affiliation Agreement dated as of January 1, 1991 between Mind
               Extension University, Inc. and Satellite Services, Inc.; letter amendment dated January 1, 1991; and letter amendment dated
               April 27, 1995
    10.13**    Affiliate Agreement dated as of October 25, 1993 between Mind
               Extension University, Inc. and Telesynergy, Inc.

    10.14**    Cable Affiliate Agreement dated as of August 1, 1994 between Mind
               Extension University, Inc. and Time Warner Cable
    10.15**    Agreement dated as of October 1, 1991 between Mind Extension
               University, Inc. and The George Washington University
    10.16*     Representation Agreement dated as of July 15, 1994 between Higher
               Education Group, Inc. and Jones Education Company
    10.17*     Programming Distribution Agreement dated as of September 28, 1994 between Jones Education Company and Space Vision, Inc.
    10.18*     Amendment Agreement dated as of September 28, 1994 between Higher
               Education Group, Inc. and Jones Education Company
    10.19*     Letter Agreement dated February 24, 1995 between Jones Education
               Company and Higher Education Group, Inc.
    10.20*     Agreement dated as of November 18, 1994 between Jones Education
               Company and Space Vision, Inc.
    10.21*     Services Agreement dated as of December 16, 1994 between Jones
               Education Company and Jones Interactive, Inc.
    10.22*     Transponder Licenses Agreement dated as of January 1, 1995 between Jones Space Segment, Inc., Jones Infomercial Networks,
               Inc. and Jones Computer Network, Ltd.
    10.23**    Affiliate Agreement dated as of December 28, 1993 between Mind
               Extension University, Inc. and Jones Intercable, Inc.
    10.24**    Affiliate Agreement, dated as of June 27, 1996, between Mind
               Extension University, Inc. and Corporate Media Partners.
    10.25*     Transponder Licenses Agreement, dated as of January 1, 1995, among Jones Satellite Holdings, Inc., Jones Galactic Radio, Inc.
               and Mind Extension University, Inc.
    10.26*     Letter Agreement, dated May 29, 1996, between Jones Education
               Company and M. Kane & Company, Inc.
    10.27*     Guarantee, dated September 30, 1996, by Jones International, Ltd.
               to Western International Media Corporation for the benefit of
               Jones Education Company
    10.28*     Promissory Note, dated August 30, 1996, between Jones Education
               Company and Paul R. Amos.
    21*        Subsidiaries
    23.1       Consent of Arthur Andersen LLP
    23.2**     Consent of Davis, Graham & Stubbs LLP (See Exhibit 5.1)
    24*        Power of Attorney
    27         Financial Data Schedule

--------------------

*     Filed previously.

**    To be filed by amendment.

      Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable and therefore have been omitted or the information required by the applicable schedule is included in the notes to the financial statements.

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Purchase Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the Company's Bylaws, Certificate of Incorporation or the Purchase Agreement, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-11135) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on December 20, 1996.

                                        JONES EDUCATION COMPANY

                                        By: /s/ Wallace W. Griffin
                                            ------------------------------------
                                            Wallace W. Griffin
                                            President

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-11135) has been signed by the following persons in the capacities and on the dates indicated.

         Signatures                         Title                            Date
         ----------                         -----                            ----

 /s/ Glenn R. Jones*         Chairman of the Board of Directors and    December 20, 1996
---------------------------  Chief Executive Officer
Glenn R. Jones               (Principal Executive Officer)


/s/ Wallace W. Griffin       President and Director                    December 20, 1996
---------------------------
Wallace W. Griffin

 /s/ Scott A. Wheeler*       Group Vice President/Operations and       December 20, 1996
---------------------------  Director
Scott A. Wheeler

 /s/ Paul R. Amos*           Vice President/International Business     December 20, 1996
---------------------------  Development and Director
Paul R. Amos

 /s/ Stephanie L. Garcia*    Vice President/Chief Financial Officer    December 20, 1996
---------------------------  (Principal Financial Officer)
Stephanie L. Garcia

 /s/ Keith D. Thompson*      Chief Accounting Officer                  December 20, 1996
---------------------------  (Principal Accounting Officer)
Keith D. Thompson

                             Director
---------------------------
Barbara B. Lawton, Ph.D.

                             Director
---------------------------
Robert J. Malone

 /s/ Siim A. Vanaselja*      Director                                  December 20, 1996
---------------------------

Siim A. Vanaselja

*By: /s/ Wallace W. Griffin
     -----------------------
     Wallace W. Griffin
     Attorney-in fact